Exhibit 99.22

DELIVER ON RESULTS

CENTERRA GOLD INC. ANNUAL REPORT 2020

Corporate Profile

Centerra Gold ("Centerra") is a Canadian-based gold mining company engaged in operating, developing, acquiring and exploring gold properties in North America, Asia and other markets worldwide.

The Company operates three mines, the Mount Milligan Mine in British Columbia, Canada, the Kumtor Mine in the Kyrgyz Republic and the Öksüt Mine in Turkey, and is one of the largest Western-based gold producers in Central Asia.

In 2020, Centerra produced 824,059 ounces of gold and 82.8 million pounds of copper.

Centerra's objectives are to build shareholder value by maximizing the potential of its current properties, deliver profitable growth through its existing operations, add additional exploration properties and exploration joint ventures and continue to increase its mineral reserves and resources.

Centerra's common shares trade on the Toronto Stock Exchange (TSX) under the symbol CG. The Company is headquartered in Toronto, Ontario, Canada.

Cautionary Note Regarding Forward-looking Statements

For a detailed discussion of such risks and other factors, see the Management's Discussion and Analysis (MD&A) included in this Annual Report, see page 1 of the MD&A, and the Company's most recent Annual Information Form, which is available on SEDAR.

All dollar amounts are expressed in U.S. dollars in this report, except as otherwise indicated.

Information is given as of December 31, 2020.

824,059
ounces

OUR THREE MINES PRODUCED 824,059 OUNCES OF GOLD IN 2020 AND EXCEEDED ANNUAL GUIDANCE

DELIVER

- COVID-19 – All Sites Maintained Proactive Measures, Strict Hygiene Protocols, and Social Distancing.
- Safety – Öksüt Achieved Four Million Work Hours Without a Lost Time Injury.
- Exceeded 2020 Gold Production Guidance, 824,059 Ounces of Gold Produced; Met Copper Production Guidance, 82.8 Million Pounds of Copper Produced.
- 2020 Gold Production Costs of $419 Per Ounce Sold.
- 2020 All-In Sustaining Costs[1] on a By-product Basis of $729 Per Ounce Sold, Lower Than Guidance.
- 2020 All-In Costs[1] on a By-product Basis of $1,059 Per Ounce Sold.
- 2021 Production Guidance of 780,000 Ounces of Gold and 75 Million Pounds of Copper (mid-points).

Retained Earnings Profile

(as at December 31)

1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
US$ millions
2,000
1,600
1,200
800
400
0
Gold price (US$/oz)
04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20
Retained Earnings
Cumulative Dividends
Gold Price

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Centerra Gold Inc. Annual Report 2020

centerraGOLD

$930
million

$604
million

IN 2020, CASH PROVIDED BY OPERATIONS OF $930 MILLION AND GENERATED FREE CASH FLOW[1] OF $604 MILLION, RESULTING IN A SOLID BALANCE SHEET WITH NO DEBT

ON RESULTS

- 2020 Net Earnings of $408.5 Million or $1.39 per Share (basic).
- Cash Provided by Operations in 2020 of $930 Million (Kumtor $661 Million, Mount Milligan $185 Million, Öksüt $146 Million).
- 2020 Free Cash Flow[1] of $604 Million (Kumtor $438 Million, Mount Milligan $150 Million, Öksüt $105 Million).
- Debt-free Balance Sheet and Cash Balance of $545 Million as at December 31, 2020.
- Quarterly Dividend of C$0.05 per Common Share.
- Kumtor Technical Report Update, Five-Year Extension to Mine Life Extending Operations to 2031.

Gold Production by Mine Site

900
750
600
450
300
150
0
Gold production (koz)
16
17
18
19
20
Kumtor
Mount Milligan
Öksüt

Gold Mineral Reserves[2]

(as at December 31) (Millions of contained ounces of gold)

16.0
16.3
14.2
11.1
11.2
16
17
18
19
20

Gold Production Outlook[3]

(Thousands of ounces)

783
824
780
970
980
19
20
21E
22E
23E

1) All-in sustaining costs and all-in costs on a by-product basis per ounce sold and free cash flow are non-GAAP measures and are discussed under "Non-GAAP Measures" in the Management's Discussion and Analysis accompanying this Annual Report.
2) For further information regarding gold mineral reserves, grades and quantities, see the Company's news release dated February 24, 2021.
3) 2019 and 2020 actual results; 2021, 2022 and 2023 represent mid-point of guidance ranges.

DELIVER ON RESULTS Centerra Gold Inc. Annual Report 2020

CEO'S MESSAGE

2020 WAS AN EXTRAORDINARY YEAR WITH THE CHALLENGES WE FACED FROM THE GLOBAL PANDEMIC. We changed the way we did business to minimize the effect of the pandemic by establishing strict COVID-19 protocols at our mine sites to help prevent infection and reduce the potential transmission of COVID-19. We implemented travel restrictions and temporarily closed various administration offices including our head office in Toronto. In addition, the operating mine sites continued to assess the resiliency of their supply chains, increasing mine site inventories of key materials and developing and implementing contingency plans to allow for continued operations. We want to thank every one of our employees for their efforts during these challenging times and their continued focus on safety as we remain steadfast in providing a safe workplace where everyone returns home safely every day.

Despite the COVID-19 pandemic in 2020, each of Centerra's mines delivered solid operating performances and we favourably exceeded consolidated gold production and cost guidance for the year. In 2020, Mount Milligan achieved its highest level of mill throughput and highest level of concentrate production since the start of operations in 2014 and Öksüt poured first gold and achieved commercial production. Our three operations delivered more than 824,000 ounces of gold at an all-in sustaining cost on a by-product basis[1] of $729 per ounce sold, which was lower than the low end of our all-in sustaining cost guidance. Kumtor had another strong year where gold production was at the top end of guidance, delivering 556,136 ounces of gold at an all-in sustaining cost on a by-product basis[1] of $741 per ounce sold, which was lower than the low end of its all-in sustaining cost guidance. In 2020, Mount Milligan exceeded the upper end of its gold production guidance and achieved its copper production guidance, producing 161,855 ounces of gold and 82.8 million pounds of copper at an all-in sustaining cost on a by-product basis[1] of $541 per ounce sold, which was lower than the low end of its all-in sustaining cost guidance. Our newest mine, Öksüt, achieved commercial production on May 31, 2020 and favourably exceeded both its gold production and cost guidance, realizing 106,068 ounces of gold production at an all-in sustaining cost on a by-product basis[1] of $494 per ounce sold, which was lower than the low end of its all-in sustaining cost guidance, making it our lowest cost producer.

Financially in 2020, Centerra recorded net earnings of $408.5 million or $1.39 per share (basic) and generated on a Company-wide basis $930.0 million of cash from operations. In 2020, Company-wide, we generated $603.8 million of free cash flow[1], including $437.9 million of free cash flow[1] from Kumtor, $150.2 million from Mount Milligan and $105.2 million from Öksüt. During the year, the Company repaid its debt and ended the year with no debt and cash of $545.2 million. In January 2021, we completed the sale of our 50% interest in the Greenstone Gold Mines Partnership and received a cash payment of approximately $210 million (including adjustments) further adding to our strong balance sheet.

In 2019, we announced our commitment to conform to the World Gold Council's *Responsible Gold Mining Principles*. In 2020, we completed all Year 1 requirements, in addition to a Year 3 on-site assurance at the Öksüt Mine, and published our 2020 RGMP Progress Report. The RGMP assurance identified two non-conformances in the area of human rights. In 2020, we already began to develop a Human Rights Standard, which will ultimately form the basis of our Human Rights Policy. In addition, we will assess the options, including due diligence procedures, training, community engagement,

DELIVER ON RESULTS

Centerra Gold Inc. Annual Report 2020

and social assessments, that will be required to ensure that our business activities avoid complicity with or directly causing human rights abuses throughout our supply chain and communities.

Throughout 2020, we also continued work on the development of a climate change strategy aligned with the recommendations made by the Task Force on Climate-related Financial Disclosures. As part of this work, we completed an initial prioritization of climate-related risks and opportunities and will look to finalize a Company-wide climate change strategy by the end of 2021.

In addition, in 2020, as part of our continued global focus on diversity, equity and inclusion (DE&I), we became a Silver Partner sponsor of International Women in Mining, a leading global women's organization pursuing gender equality and promoting women's voices, access to opportunities and leadership in mining. In partnership with the Canadian Centre for Diversity and Inclusion, we created an 18-month roadmap and kicked off our DE&I global current state assessment project to gather insights on diversity and inclusivity at Centerra, raise awareness and develop localized DE&I strategies and initiatives. As of February 2021, Centerra employees have completed more than 800 hours of training on diversity, equity and inclusion, with a particular focus on recognizing unconscious bias. To support these activities, we announced the creation of a new Executive DE&I Council and five regional DE&I Committees across the organization.

Finally, we are committed to continuously strengthening our ESG disclosure. In 2020, we published our inaugural Sustainability Accounting Standards Board (SASB)-aligned 2019 ESG Report and early in 2021 launched a new ESG website which reflects our commitment to our people, the communities we operate in and our natural environment.

Looking to the future, we filed an updated Kumtor Mine Technical Report in February 2021 showcasing an extended mine life for Kumtor. The new Kumtor life-of-mine adds significantly to the open pit mineral reserves and has extended Kumtor's mine life by five years. The new Kumtor mine life is now 11 years and milling operations are extended to 2031. The new life-of-mine plan has consistent annual gold production averaging 590,000 ounces for five years commencing in 2022 at an average life-of-mine all-in sustaining costs on a by-product basis[1] of $828 per ounce sold. Furthermore, in February we issued our inaugural three-year outlook, which reflects a growing gold production profile in 2022 and 2023. This brings Centerra close to expected annual gold production of approximately one million ounces with an attractive declining cost profile, which is expected to generate significant diversified free cash flow from our operations.

For 2021, we are estimating Company-wide gold production to be in the range of 740,000 to 820,000 ounces and 70 million to 80 million pounds of copper production from Mount Milligan.

At Mount Milligan, 2021 production guidance assumes achieving an average daily throughput of approximately 60,000 tonnes per calendar day for the year with gold and copper production expected to be slightly back-end weighted. In 2021, the first half of the year represents 45% or more of the 2021 annual metal production total while the second half of the year will represent up to 55% of the 2021 annual metal production total. We plan to continue to work on continuous improvement projects in 2021, including secondary crusher improvements and the

ENVIRONMENT

We are committed to protecting the natural environment and minimizing adverse impacts caused by our operations or activities.

SOCIAL

Our People First vision encompasses health and wellness, safety, diversity and inclusion, and talent management and development.

GOVERNANCE

Operating in an ethical and transparent manner is critical to maintaining the trust of our employees, business partners and external stakeholders, including communities of interest and our investors.

DELIVER ON RESULTS

Centerra Gold Inc. Annual Report 2020

75%

WE MAXIMIZED THE POTENTIAL OF OUR ASSETS, AND EARNINGS FROM MINE OPERATIONS INCREASED 75% IN 2020

We will continue to invest in our properties in 2021. Total capital expenditures excluding capitalized stripping are estimated to be in the range of $200 to $235 million, which includes $130 to $150 million of sustaining capital and $70 to $85 million of growth capital. Total capitalized stripping costs in 2021 are estimated to be in the range of $230 to $245 million of that, $220 to $230 million is related to the development of the open pit at Kumtor and $10 to $15 million for open pit development at Öksüt.

We are committed to global exploration, with a robust exploration budget of $50 million in 2021. The majority of the spending, $34 million, will be for brownfields exploration at Kumtor ($21 million), Mount Milligan ($6 million) and Öksüt ($3.5 million) to add to the resource base and convert resources into reserves. Greenfields and generative exploration activities will focus on our existing properties and joint ventures in Canada, Finland, Turkey, United States and to investigate new regions to meet the long-term growth of Centerra.

We look forward to another strong year of profitable production, and we thank our employees for their continued commitment to maintaining safety, health and environmental standards at our mines and for safely achieving the production goals of the Company.

Scott G. Perry
President and
Chief Executive Officer

DELIVER ON RESULTS

Centerra Gold Inc. Annual Report 2020

FINANCIAL & OPERATING HIGHLIGHTS

SELECTED ANNUAL INFORMATION ($ millions except as noted)	2020		2019	2018
Revenue		$1,689	$1,375	$1,129
Production costs		$591	$677	$578
Earnings from mine operations		$786	$450	$343
Revenue-based taxes		$138	$116	$93
Exploration and business development		$47	$46	$35
Corporate administration		$46	$45	$30
ARO revaluation at non-operating sites		$53	$35	$40
Asset impairment – Mount Milligan	$	_	$231	$–
Net earnings (loss)		$409	$(94)	$108
Earnings (loss) per common share – $ basic		$1.39	$(0.32)	$0.37
Adjusted net earnings(1)		$462	$182	$118
Adjusted earnings per common share(1) – $ basic		$1.57	$0.62	$0.40
Cash provided by operations		$930	$334	$218
Cash flow provided by operations – $ per share		$3.14	$1.14	$0.75
Adjusted cash provided by operations(1)		$935	$397	$222
Free cash flow (deficit)(1)		$604	$35	$(68)
Adjusted free cash flow (deficit)(1)		$609	$97	$(64)
Cash, cash equivalents and restricted cash		$548	$71	$179
Total assets		$3,136	$2,702	$2,827
Gold produced – ounces		824,059	783,308	729,556
Gold sold – ounces		828,816	780,654	709,330
Copper produced – 000’s payable pounds		82,816	71,146	47,091
Copper sales – 000’s payable pounds		80,477	67,430	44,370
Gold production costs per ounce of gold sold(2)		$419	$465	$464
Gold – All-in sustaining costs on a by-product basis –
$ per oz sold(1)(2)		$729	$708	$754
Gold – All-in costs on a by-product basis – $ per oz sold(1)(2)		$1,059	$1,126	$1,100
Gold – All-in sustaining costs on a co-product basis –
$ per oz sold(1)(2)		$799	$737	$750
Average realized gold price (consolidated) – $ per oz sold(1)(2)		$1,670	$1,309	$1,175

(1)	Non-GAAP measure and is discussed under “Non-GAAP Measures” in the Management’s Discussion and Analysis accompanying this Annual Report.
(2)	Combines streamed and unstreamed amounts.

DELIVER ON RESULTS	Centerra Gold Inc. Annual Report 2020

Management’s Discussion and Analysis

For the Period Ended December 31, 2020

This Management Discussion and Analysis (“MD&A”) has been prepared as of February 23, 2021 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve months ended December 31, 2020 in comparison with the corresponding periods ended December 31, 2019. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2020 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for the year ended December 31, 2020, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, this discussion contains forward looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. See “Caution Regarding Forward-Looking Information” in this discussion. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a non-GAAP term which is discussed under “Non-GAAP Measures” and reconciled to the most directly comparable GAAP measure.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2021-2023 Outlook and 2021 Guidance, including guidance on production, cost and capital spend in 2021, and the assumptions used in preparing; the impact, if any, of the Kyrgyz Parliamentary election and the aftermath on the Kumtor mine; planned exploration in 2021; possible impacts to its operations relating to COVID-19; the Company’s expectations regarding having sufficient liquidity for 2021; the Company’s expectation regarding having sufficient water at Mount Milligan in the medium term, and its plans for a long term solution; and expectations regarding litigation involving the Company including the HRS litigation impacting the Mount Milligan mine.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include,

CENTERRA GOLD INC. ANNUAL REPORT 2020	1

among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey and Canada; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the Strategic Agreement, including the requirement that it comply at all times with its obligations under the Kumtor Project Agreements, allow for the continued operation of the Kumtor mine by KGC and KOC and not take any expropriation action against the Kumtor mine; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor’s Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of the delay by relevant government agencies to provide required approvals, expertise and permits; potential impact on the Kumtor Project of investigations by Kyrgyz Republic instrumentalities; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; risks related to the concentration of assets in Central Asia; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices, the use of provisionally-priced sales contracts for production at Mount Milligan, reliance on a few key customers for the gold-copper concentrate at Mount Milligan and at Kumtor there is reliance on Kyrgyzaltyn, as Centerra sells all of its gold doré produced from the Kumtor Mine to Kyrgyzaltyn pursuant to the Restated Gold and Silver Sale Agreement; use of commodity derivatives, the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on, the accuracy of the Company’s production and cost estimates, the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries, the Company’s ability to obtain future financing, the impact of global financial conditions, the impact of currency fluctuations, the effect of market conditions on the Company’s short-term investments, the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at our operations, the movement of the Davidov Glacier, waste and ice movement and continued performance of the buttress at the Kumtor mine; the occurrence of further ground movements at the Kumtor mine and mechanical availability; the risk of having sufficient water to continue operations at the Mount Milligan mine and achieve expected mill throughput; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational risks; mechanical breakdowns; the Company’s ability to replace its mineral reserves; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully re-negotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to

CENTERRA GOLD INC. ANNUAL REPORT 2020	2

widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity in the vicinity of the Company’s properties; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of February 23, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

CENTERRA GOLD INC. ANNUAL REPORT 2020	3

TABLE OF CONTENTS

Overview	5
Consolidated Financial and Operational Highlights	6
Overview of Consolidated Results	7
Outlook	9
Risks That Can Affect Our Business	17
Financial Performance	19
Balance Sheet Review	21
Market Conditions	23
Financial Instruments	26
Operating Mines and Facilities	27
Pre-Development Projects	43
Quarterly Results – Previous Eight Quarters	44
Related party transactions	45
Contingencies	46
Contractual Obligations	48
Accounting Estimates, Policies and Changes	48
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	49
Non-GAAP Measures	49
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	54
Mineral Reserves and Mineral Resources	55

CENTERRA GOLD INC. ANNUAL REPORT 2020	4

Overview

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra’s principal operations are the Kumtor Gold Mine located in the Kyrgyz Republic, the Mount Milligan Gold-Copper Mine located in British Columbia, Canada, and the Öksüt Gold Mine located in Turkey. The Company has one property in Canada in the pre-development stage, the Kemess Underground Gold Property. The Company sold its interest in the Greenstone Gold Mines Partnership, which included its interest in the Hardrock deposit, effective January 19, 2021, and as a result, treated it as available for sale as at December 31, 2020. The Company owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America. The Company owns various assets within its Molybdenum Business Unit, particularly the Langeloth metallurgical processing facility in Pennsylvania, United States of America and two primary molybdenum mines currently on care and maintenance, Thompson Creek Mine in Idaho, United States of America, and the Endako Mine (75% ownership) in British Columbia, Canada.

As of December 31, 2020, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine - Kyrgyz Republic	Operation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - United States	Operation	100%
AuRico Metals Inc.	Kemess Underground Project - Canada	Pre-development	100%
Greenstone Gold Mines LP (“Greenstone”)	Greenstone Gold Property - Canada	Available for sale(1)	50%
Thompson Creek Mining Co.	Thompson Creek Mine - United States	Care and Maintenance	100%
Thompson Creek Metals Company Inc.	Endako Mine - Canada	Care and Maintenance	75%

(1)	Property divestment completed on January 19th, 2021.

Centerra’s common shares are listed for trading on the Toronto Stock Exchange under the symbol CG. As of February 23, 2021, there are 295,856,546 common shares issued and outstanding, options to acquire 3,251,500 common shares outstanding under its stock option plan and 936,947 units outstanding under its restricted share unit plan (exercisable on a 1:1 basis for common shares).

The Company reports the results of its operations in U.S. dollars, however not all of its costs are incurred in U.S. dollars. As such, the movement in exchange rates between currencies in which the Company incurs costs and the U.S. dollar also impacts reported costs of the Company.

CENTERRA GOLD INC. ANNUAL REPORT 2020	5

Consolidated Financial and Operational Highlights

Unaudited ($ millions, except as noted)	Three months ended December 31			Twelve months ended December 31
Financial Highlights	2020	2019	% Change	2020	2019	2018	2020 vs 2019 %Change
Revenue	$386.8	$312.5	24%	$1,688.7	$1,375.3	1,129.3	23%
Production costs	138.3	149.4	(7%)	590.6	676.6	578.4	(13%)
Standby costs	—	9.1	(100%)	6.7	9.1	10.8	(26%)
Depreciation, depletion and amortization	65.1	59.3	10%	305.3	239.6	196.9	27%
Earnings from mine operations	183.4	94.7	94%	786.1	450.1	343.3	75%
Net earnings (loss)	$95.2	$(12.2)	880%	$408.5	$(93.5)	107.5	537%
Adjusted net earnings(1)	$104.5	$22.3	369%	$461.9	$181.5	118.1	154%
Cash provided by operations	182.0	92.5	97%	930.0	334.1	217.5	178%
Adjusted cash provided by operations(1)	182.0	92.5	97%	935.0	396.7	221.9	136%
Cash provided by operations before changes in working capital	187.8	93.0	102%	852.7	398.5	341.4	114%
Free cash flow (deficit)(1)	76.8	(0.4)	100%	603.8	34.7	(68.4)	1640%
Adjusted free cash flow(1)	76.8	(0.4)	100%	608.8	97.3	(64.0)	526%
Sustaining capital expenditures(2)	33.7	16.7	102%	97.7	74.2	86.8	32%
Non-sustaining capital expenditures(2)(3)	20.2	42.3	(52%)	69.8	148.9	97.7	(53%)
Capitalized stripping(2)	55.3	28.2	96%	154.0	76.5	103.9	101%
Total assets	$3,136.0	$2,701.7	16%	$3,136.0	$2,701.7	2,826.7	16%
Long-term debt and lease obligations	14.3	88.3	(84%)	14.3	88.3	183.5	(84%)
Cash, cash equivalents and restricted cash(4)	547.9	70.7	675%	547.9	70.7	179.2	675%
Per Share Data
Earnings per common share - $ basic(5)	$0.32	$(0.04)	900%	$1.39	$(0.32)	0.37	534%
Adjusted net earnings per common share - $ basic(1)(5)	$0.35	$0.08	338%	$1.57	$0.62	0.40	153%
Per Ounce Data (except as noted)
Average gold spot price ($/oz)(6)	1,876	1,483	27%	1,772	1,393	1,269	27%
Average realized gold price ($/oz sold)(1)(6)	1,760	1,403	25%	1,670	1,309	1,175	28%
Average copper spot price ($/lb)(6)	3.27	2.68	22%	2.80	2.73	2.96	3%
Average realized copper price ($/lb sold)(1)(6)	2.79	2.23	25%	2.22	2.09	2.02	6%
Operating Highlights
Gold produced (oz)	172,446	194,507	(11%)	824,059	783,308	729,556	5%
Gold sold (oz)	169,950	169,892	0%	828,816	780,654	709,330	6%
Copper produced (000’s lb)	20,376	18,079	13%	82,816	71,146	47,091	16%
Copper sold (000’s lb)	18,975	14,301	33%	80,477	67,430	44,370	19%
Unit Costs
Gold production costs ($/oz sold)(7)	$474	$455	4%	$419	$465	464	(10%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)(7)	$974	$799	22%	$729	$708	754	3%
Gold - All-in costs on a by-product basis ($/oz sold)(1)(7)	$1,352	$1,331	2%	$1,059	$1,126	1,100	(6%)
Gold - All-in sustaining costs on a co-product basis ($/oz sold)(1)(7)	$1,073	$829	29%	$799	$737	750	8%
Copper production costs ($/lb sold)(7)	$1.24	$1.50	(17%)	$1.18	$1.46	1.26	(19%)
Copper - All-in sustaining costs on a co-product basis - ($/lb)(1)(7)	$1.79	$2.28	(21%)	$1.47	$1.85	1.77	(21%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Capital expenditures are presented on a cash basis.
(3)

Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs related to the Öksüt mine and additional costs related to cut-back 20 at the Kumtor mine.

(4)	Includes restricted cash of $2.7 million as at December 31, 2020 (December 31, 2019: $28.0 million and December 31, 2018: $27.5 million).
(5)	As at December 31 2020, the Company had 295,827,906 common shares issued and outstanding.
(6)	Average for the period as reported by the London Bullion Market Association (US dollar Gold P.M. Fix Rate) and London Metal Exchange (LME).
(7)	Combines streamed and unstreamed amounts.

CENTERRA GOLD INC. ANNUAL REPORT 2020	6

Overview of Consolidated Results

Fourth Quarter 2020 compared to Fourth Quarter 2019

Net earnings of $95.2 million and adjusted net earningsNG of $104.5 million were recognized in the fourth quarter of 2020, compared to a net loss of $12.2 million and adjusted net earningsNG of $22.3 million in the fourth quarter of 2019. The increase in adjusted net earningsNG was due to contributions from the new Öksüt mine in 2020 with 39,380 gold ounces sold in the fourth quarter, 25% higher average realized prices for both gold and copper and lower production and depreciation costs at Kumtor, partially offset by decreased gold ounces sold at Kumtor and higher depreciation costs at the Mount Milligan mine.

Cash provided by operations was $182.0 million in the fourth quarter of 2020, compared to cash provided by operations of $92.5 million in the fourth quarter of 2019. The increase in cash provided by operations was due to increased earnings from mine operations including earnings from the Öksüt mine which began production in 2020 and increased cash from working capital due to the processing of previously built-up stockpiles at the Kumtor mine.

Free cash flowNG of $76.8 million was recognized in the fourth quarter of 2020 compared to a free cash flow deficitNG of $0.4 million in the fourth quarter of 2019. The increase in free cash flowNG was due to higher cash provided by operations and lower non-sustaining capital expenditures as construction of the Öksüt mine was completed, partially offset by increased capitalized stripping at Kumtor and greater sustaining capital at the Mount Milligan and Kumtor mines.

Year ended December 31, 2020 compared to 2019

Net earnings were $408.5 million and adjusted net earningsNG were $461.9 million in 2020, compared to a net loss of $93.5 million and adjusted net earningsNG of $181.5 million in 2019.

The increase in adjusted net earningsNG was due to contributions from the new Öksüt mine, 28% higher realized gold prices, increased copper pounds sold at Mount Milligan and lower production costs at both Kumtor and Mount Milligan. This was partially offset by lower gold ounces sold and an increase in depreciation costs at the Kumtor and Mount Milligan mines.

Significant adjusting items to net earnings in 2020 include:

•	$53.4 million asset retirement obligation (“ARO”) expense at the non-operating sites due to a significant decrease in the risk-free rate assumption, and

Significant adjusting items to the net loss in 2019 include:

•	$230.5 million impairment charge on the assets at the Mount Milligan mine,

•	$34.5 million ARO expense at the non-operating sites due to a significant change in the risk-free rate assumption, and

•	$10.0 million charge relating to the completion of the Strategic Agreement with the Kyrgyz Government.

Cash provided by operations of $930.0 million and adjusted cash provided by operationsNG of $935.0 million were recognized in 2020, compared to cash provided by operations of $334.1 million and adjusted cash provided by operationsNG of $396.7 million in 2019. The increase in cash provided by operations was due to increased earnings from mine operations in 2020 including contributions from the Öksüt mine, increased cash from working capital from processing of stockpiles at Kumtor and a $22.8 million tax refund

CENTERRA GOLD INC. ANNUAL REPORT 2020	7

collected by the Molybdenum business unit, partially offset by a greater Kyrgyz Republic settlement payment.

Free cash flowNG of $603.8 million and adjusted free cash flowNG of $608.8 million was recognized in 2020 compared to free cash flowNG of $34.7 million and adjusted free cash flowNG of $97.3 million in 2019. The increase in adjusted free cash flowNG was due to higher cash provided by operations and lower non-sustaining capital expenditures as construction at the Öksüt mine was completed, partially offset by an increase in capitalized stripping at the Kumtor mine.

Safety and Environment

During the fourth quarter of 2020, the Öksüt mine achieved four million work hours without a lost time injury.

There were nine reportable injuries company-wide in the fourth quarter of 2020, including one lost time injury, six medical aid injuries and two restricted work injuries. During 2020, Centerra incurred thirty-seven reportable injuries, including one fatal injury, ten lost time injuries, eighteen medical aid injuries and eight restricted work injuries.

Centerra has implemented a number of proactive measures to prevent infection and reduce the spread of COVID-19 for the health and safety of its employees, contractors, communities and other stakeholders.

There were no reportable incidents to the environment in the fourth quarter of 2020. For the year-ended December 31, 2020, there was one reportable incident to the environment as reported in the third quarter of 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	8

Outlook

2021 - 2023 Outlook

See “Material Assumptions” for material assumptions or factors used to forecast production and costs.

The Company’s three-year outlook is set out in the following table:

			2020	2021	2022	2023
	Units		Actual	Guidance	Outlook	Outlook
Gold Production	(Koz	)
Kumtor			556	470 - 510	540 - 590	550 - 600
Mount Milligan(1)			162	180 - 200	170 - 190	180 - 210
Öksüt			106	90 - 110	210 - 240	200 - 220

Consolidated Gold Production	(Koz	)	824	740 - 820	920 - 1,020	930 - 1,030

Copper Production(1)	(Mlb	)	83	70 - 80	90 - 100	70 - 80

Gold production costs(3)	($/oz	)	419	475 - 525	390 - 440	385 - 435
All-in sustaining costs on a by-product basis(2),(3)			729	850 - 900	630 - 680	700 - 750
All-in sustaining costs on a by-product basis including revenue-based taxes(2),(3),(4)			897	1,010 - 1,065	775 - 835	855 - 905
All-in costs on a by-product basis(2),(3)			1,059	1,175 - 1,230	875 - 935	925 - 975

Capital Expenditures	($M	)
Sustaining capital expenditures			98	130 - 150	130 - 145	100 - 115
Non-sustaining capital expenditures(5)			70	70 - 85	35 - 50	10 - 25
Capitalized stripping costs(6)			194	230 - 245	155 - 175	270 - 290

Total Capital Expenditures	($M	)	362	430 - 480	320 - 370	380 - 430

Outlook Assumptions(7)
Gold Price	($/oz	)		1,750	1,750	1,750
Copper Price	($/lb	)		3.36	3.40	3.40
Canadian Dollar	(CAD/USD	)		1.31	1.27	1.25

(1)

Mount Milligan production and ounces sold are on a 100% basis. The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,750 per ounce and a market copper price of $3.36 per pound, Mount Milligan’s average realized gold and copper price would be $1,290 per ounce and $2.82 per pound, respectively.

(2)	Non-GAAP measure and is discussed under “Non-GAAP Measures”.
(3)	Figures are for consolidated Centerra Gold.
(4)	Includes only revenue-based taxes at Kumtor.
(5)	Non-sustaining capital expenditures are distinct projects designed to have a significant increase the net present value of the mine.
(6)	Presented capitalized stripping includes a cash and non-cash component.
(7)	Copper price for 2021 and CAD/USD exchange rates for 2021 and 2022, giving effect to hedges in place as at December 31, 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	9

Kumtor

Centerra expects an increasing gold production profile at Kumtor over the 2021-2023 period. While the mid-point of gold production in 2021 is expected to be approximately 12% lower than 2020 gold production at the mine, Centerra expects 2022-2023 gold production levels to return to or exceed 2020 levels. Expansion of the mine fleet capacity is expected to allow Kumtor to exceed 2019 mining levels. 2021 capital expenditures are forecast to be less than what is reported in the 2021 Kumtor Technical Report due to eight haul truck purchases being deferred to 2022. Mill improvement projects, including a tower mill project for regrinding of flotation tails is expected to allow Kumtor to achieve higher targeted gold production levels. Gold production and all-in sustaining costs on a by-product basisNG over the three-year period are expected to reflect a growing gold production profile with unit costs per ounce fluctuating primarily due to changes in gold production.

Mount Milligan

Centerra expects strong gold and copper production at Mount Milligan over the 2021-2023 period. The Mount Milligan mill is expected to maintain a stable average daily throughput of approximately 60,000 tonnes per day, the maximum permitted rate. Installation of staged flotation reactors are expected to contribute to achieving targeted gold and copper production levels in 2022 and beyond. All-in sustaining costs on a by-product basisNG is expected to be at or below 2020 levels over the three-year period. Centerra expects to have adequate water inventory levels for targeted throughput and is working with government regulators, its First Nations partners, and other stakeholders to maintain access to its existing water resources and secure a stable long-term water solution. The long-term water solution is expected to require additional infrastructure, the capital for which is not included in the capital expenditure guidance. Mount Milligan’s current water level is in excess of 6 million cubic metres.

Öksüt

Gold production at Öksüt in 2021 is expected to be approximately the same as 2020 levels, whereas in 2022 and 2023 gold production is expected to benefit from mining and processing higher grade ore from the Güneytepe pit subject to receipt of all required permits. Construction of Phase 2 of the heap leach pad is expected to be completed by the end of 2021, and with the expanded heap leach capacity, it is expected to be sufficient to achieve targeted gold production in 2022 and 2023. As the Güneytepe pit ore becomes available, the average grade of ore stacked to the heap leach pad is estimated to increase to approximately 2.22 g/t gold (Au) during 2022 and 2023 compared to the estimated 1.27 g/t Au in 2021 and the actual stacked grade of 1.40 g/t Au in 2020. Gold production and all-in sustaining costsNG profiles over the three-year period are expected to reflect a growing gold production profile with unit costs per ounce reducing with the increases in gold production.

CENTERRA GOLD INC. ANNUAL REPORT 2020	10

2021 Guidance

2021 Gold Production Guidance

Centerra’s 2021 gold production is expected to be between 740,000 to 820,000 ounces.

Kumtor

Kumtor gold production in 2021 is expected to be in the range of 470,000 to 510,000 ounces and reflects lower average grades in the ore stockpiles available for processing compared to 2020. Gold production is expected to rise steadily throughout the year with the first quarter of 2021 contributing approximately 15% of annual gold production rising to approximately 35% in the fourth quarter of 2021. Total tonnes mined are expected to increase to a rate of approximately 550,000 tonnes per day from the average mining rate of 280,000 tonnes per day in 2020 due to the addition of new mining equipment, a resumption of waste rock dumping at the Lysii waste rock dump and fewer expected restrictions due to COVID-19. Mine operations are expected to be focused mainly on waste stripping from cut-back 20 during the first half of 2021, accessing greater amounts of ore in the second half of the year and accessing the high-grade ore in the fourth quarter. The Kumtor mill is scheduling a 6-day mill maintenance shutdown in the third quarter of the year to complete a replacement of the regrind mill motor and carry out SAG mill and regrind mill relines and other maintenance work.

Mount Milligan

At Mount Milligan, the Company expects to achieve an average daily throughput of approximately 60,000 tonnes per calendar day. Mill maintenance downtimes are scheduled for the first quarter (5 days) and third quarter (4 days) to complete SAG Mill reline replacements and other maintenance work. Mount Milligan’s total (streamed and unstreamed) gold production is forecast to be in the range of 180,000 to 200,000 ounces. Gold and copper production is expected to be slightly back-end weighted in 2021 with the first half of the year representing 45% or more of the 2021 annual metal production total while the second half of the year will represent up to 55% of the 2021 annual metal production total. The Company plans to continue to work on continuous improvement projects in 2021, including secondary crusher improvements and the installation of staged flotation reactors which is expected to improve metal recoveries in future years.

Öksüt

At Öksüt, 2021 will be the first full year of operations and gold production is expected to be in the range of 90,000 to 110,000 ounces. Gold production is expected to be back-end weighted in 2021 with the first half of the year representing 35% or more of the 2021 annual gold production total while the second half of the year will represent up to 65% of the 2021 annual gold production total. Mining will continue at the Keltepe pit in 2021 while the Güneytepe pit is expected to be developed from early 2022 assuming receipt of the forestry permit from the local authorities. The average grade of ore stacked to the heap leach pad in 2021 is expected to be approximately 1.27 g/t Au, which is lower than the average grade of ore stacked in 2020 of approximately 1.40 g/t Au. In 2021, Öksüt is expected to achieve a project-to-date accumulated heap leach recovery of 75%. The Company continues with construction of Phase 2 of the heap leach facility, where excavation has been completed and the Company is currently carrying out levelling activities with clay placement expected to start in May 2021.

CENTERRA GOLD INC. ANNUAL REPORT 2020	11

2021 Copper Production Guidance

Centerra expects total (streamed and unstreamed) copper production from the Mount Milligan mine to be in the range of 70 to 80 million pounds.

Centerra’s 2021 production is currently forecast as follows:

	Units		Kumtor	Mount Milligan(1)	Öksüt	Centerra Consolidated
Gold
Unstreamed Gold Production	(Koz	)	470-510	117-130	90-110	677-750
Streamed Gold Production(1)	(Koz	)	—	63-70	—	63-70

Total Gold Production(2)	(Koz	)	470-510	180-200	90-110	740-820

Copper
Unstreamed Copper Production	(Mlb	)	—	57-65	—	57-65
Streamed Copper Production(1)	(Mlb	)	—	13-15	—	13-15

Total Copper Production(3)	(Mlb	)	—	70-80	—	70-80

(1)

The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, from the Mount Milligan mine. Under the Mount Milligan Streaming Arrangement, Royal Gold will pay $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

(2)	Gold production assumes recoveries of 81.9% at Kumtor, 63.9% at Mount Milligan and approximately 75% at Öksüt.
(3)	Copper production assumes 78.8% recovery for copper at Mount Milligan.

CENTERRA GOLD INC. ANNUAL REPORT 2020	12

2021 Sales, All-in Sustaining and All-in Unit Costs GuidanceNG

Centerra’s 2021 sales, all-in sustaining costs per ounceNG calculated on a by-product and co-product basis, and all-in costs per ounceNG calculated on a by-product basis are forecasted as follows:

	Units		Kumtor	Mount Milligan	Öksüt	Centerra Consolidated(2)
Ounces of gold sold	(Koz	)	470 - 510	180 - 200	90 - 110	740 - 820
Gold production costs	($/oz	)	400 - 450	650 -700	500 - 550	475 - 525
All-in sustaining costs on a by-product basis(1)	($/oz	)	950 - 1,000	530 - 580	730 - 780	850 - 900
Revenue-based taxes	($/oz	)	250 - 255	—	—	160 - 165
All-in sustaining costs on a by-product basis, including revenue-based taxes (1), (2), (3)	($/oz	)	1,200 - 1,255	530 - 580	730 - 780	1,010 - 1,065
All-in costs on a by-product basis(1),(2),(3)	($/oz	)	1,365 - 1,420	590 - 640	790 - 840	1,175 - 1,230
Gold - All-in sustaining costs on a co-product basis(1),(2)	($/oz	)	950 - 1,000	910 - 1,025	730 - 780	950 - 1,055
Copper production costs	($/lb	)	—	1.30 - 1.45	—	1.30 - 1.45
Copper - All-in sustaining costs on a co-product basis(1),(2)	($/lb	)	—	1.75 - 1.95	—	1.75 - 1.95

(1)

All-in sustaining costs and all-in costs on a by-product and co-product basis are non-GAAP measures and are discussed under “Non-GAAP Measures”. Gold production cost per ounce is different from the all-in sustaining costs on a by-product basis measure and is considered the nearest GAAP measure.

(2)

Mount Milligan production and ounces sold are on a 100% basis (the Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively). Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs and all-in sustaining costs including revenue-based taxes. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.

(3)	Includes revenue-based taxes at Kumtor.

Gold production costs are expected to increase to $475 to $525 per ounce range up from 2020 consolidated gold production costs of $419 per ounce due to higher operating costs at Kumtor and Öksüt, lower gold production at Kumtor and lower copper production at Mount Milligan.

Consolidated all-in sustaining costs on a by-product basisNG are expected to be in the range of $850 to $900 per ounce. Kumtor’s all-in sustaining costs on a by-product basisNG are expected to increase to $950 to $1,000 per ounce range driven by lower gold production and higher capitalized stripping and mining costs reflecting the expansion of mining activities. Mount Milligan’s all-in sustaining costs on a by-product basisNG are expected to be in line with 2020 levels as higher production costs attributable to increased mill throughput are offset by higher gold production and a higher credit for copper sales. Öksüt’s all-in sustaining costs on a by-product basisNG are expected to increase to a range of $730 to $780 per ounce, reflecting lower ore grades, higher sustaining capital expenditures and capitalized stripping costs compared to 2020.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $1,175 to $1,230 per ounce. Kumtor’s all-in costs on a by-product basisNG are expected to be in the range of $1,365 to $1,420 per ounce due to lower gold production, higher all-in sustaining costs, increases in non-sustaining capital and site exploration expenditures planned for 2021. Mount Milligan’s all-in costs on a by-product basisNG of $590 to $640 per ounce are expected to be in line with 2020. Öksüt’s all-in costs on a by-product basisNG are expected to be between $790 to $840 per ounce reflecting the higher all-in sustaining costs offset by lower non-sustaining capital expenditures planned for 2021.

CENTERRA GOLD INC. ANNUAL REPORT 2020	13

Consolidated cash flow provided by operations and consolidated free cash flow NG are expected to be in the range of $750 to $800 million and the range of $350 to $400 million (assuming US$1,750 gold price), respectively.

2021 Capital Expenditures

Projected capital expenditures is currently forecast as follows:

Projects ($ millions)	Capitalized Stripping	Sustaining Capital	Non-sustaining Capital(1)	Total
Kumtor mine(2)	220 - 230	55 - 65	60 - 70	335 - 365
Mount Milligan mine	—	65 - 70	5 - 10	70 - 80
Öksüt mine(2)	10 -15	5 - 10		15 -25
Other(3)	—	5	5	10

Consolidated Total	230 - 245	130 - 150	70 - 85	430 - 480

1)	Non-sustaining capital expenditures are distinct projects designed to increase the net present value of the mine.
2)	Capitalized stripping costs include cash components of $185 to $205 million at Kumtor mine, and $10 to $15 million at Öksüt mine.
3)	Non-sustaining capital relates to the completion of construction at Öksüt and development activities at Kemess Underground Project.

Kumtor

Sustaining capital expenditure is projected at $55 to $65 million in 2021 and relates primarily to major overhauls, purchase of mining equipment, replacement of regrind mill motor, and dewatering projects.

Non-sustaining capital investment at Kumtor for 2021 is forecast at $60 to $70 million which includes, expansion of the leach circuit, the tower mill project for regrinding of flotation tails to improve future recoveries, and additional capital expenditures for mine life extension related to development of the cut-back 21 and Hockey Stick zones, including mine fleet expansion and raising of the tailings dam.

The cash component of capitalized stripping costs related to the development of the open pit is expected to be $185 to $205 million of the $220 to $230 million range for total capitalized stripping costs.

Mount Milligan

Sustaining capital expenditure in 2021 is forecast to be $65 to $70 million and relate primarily to tailings storage facility costs, major overhauls and water management costs.

Non-sustaining capital investment at Mount Milligan for 2021 is forecast at $5 to $10 million for the installation of staged flotation reactors to improve future metal recoveries.

Öksüt

In 2021 sustaining capital spending is estimated to be $5 to $10 million and relates primarily to the costs for construction of the Phase 2 heap leach expansion, and electric equipment costs.

The cash component of capitalized stripping costs related to the development of the open pit is expected to be $10 to $15 million representing 100% of total capitalized stripping costs.

CENTERRA GOLD INC. ANNUAL REPORT 2020	14

Kemess Underground Project

In 2021, total spending at the Kemess Underground Project is estimated at approximately $13 to $15 million, including $11 million for care and maintenance activities.

Molybdenum Business Unit

In 2021, the Langeloth metallurgical roasting facility is expected to generate sufficient operating margins to cover the care and maintenance costs of the Endako mine and the Thompson Creek mine. Care and maintenance expenses related to the Molybdenum unit are currently estimated to be between $14 and $15 million for 2021 and the Company’s assumed molybdenum price is $9.00 per pound.

2021 Exploration Expenditures

Planned exploration expenditures for 2021 are expected to be $50 million, including approximately $34 million for brownfields exploration (Kumtor - $21 million, Mount Milligan - $6 million, Öksüt - $3.5 million and Kemess - $3 million) and the balance for greenfields and generative exploration programs.

2021 Corporate Administration

Corporate and administration expense for 2021 is forecast to be between $35 million and $40 million (including $8 million to $10 million of stock-based compensation expense).

2021 Depreciation, Depletion and Amortization

Consolidated depreciation, depletion, and amortization (DD&A) expense included in costs of sales expense for 2021 is forecasted to be in the range of $240 to $270 million, including Kumtor’s DD&A expense of $150 to $170 million, Mount Milligan’s DD&A expense of $55 million to $65 million, and Öksüt’s DD&A expense of $25 to $35 million.

2021 Taxes

Pursuant to the Restated Investment Agreement, Kumtor’s operations are not subject to corporate income taxes. Instead, the Restated Investment Agreement imposes a tax of 13% on gross revenue plus 1% of gross revenue payable to the Issyk-Kul Development Fund. The Mount Milligan operations are subject to corporate income tax and British Columbia mineral tax. The British Columbia mineral tax is forecast to be between $7 and $9 million. At Öksüt, income tax is expected to be between $1 to $2 million. At the Canadian parent company level, corporate income tax for 2021 is forecast to be nil.

CENTERRA GOLD INC. ANNUAL REPORT 2020	15

2021 Sensitivities

Centerra’s revenues, earnings, and cash flows for 2021 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows.

		Impact on ($ millions)					Impact on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings (after tax)	AISC(2)(3) on by-product basis
Gold price	$50/oz	5.5 - 6.0	—	34.0 - 37.5	28.5 - 31.5	28.5 - 31.5	2.5 - 3.0
Copper price(4)	10%	0.1 - 0.5	—	3.0 - 5.5	3.0 - 5.0	3.0 - 5.0	6.0 - 7.0
Diesel fuel(3)	10%	5.5 - 7.0	11.5 - 14.0	—	17.0 - 21.0	5.5 - 7.0	23.0 - 25.5
Kyrgyz som(1)	1 som	1.0 - 2.0	—	—	1.0 - 2.0	1.0 - 2.0	2.0 - 2.5
Canadian dollar(1)(3)	10 cents	9.5 - 11.0	1.5 - 2.0	—	11.0 - 13.0	9.5 - 11.0	14.5 - 16.0
Turkish lira(1)	1 lira	3.0 - 4.0	0.5 - 1.0	—	3.5 - 5.0	3.0 - 4.0	5.5 - 6.0

(1)

Appreciation of currency against the U.S. dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the U.S. dollar results in decreased costs and increased cash flow and earnings.

(2)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(3)	Includes the effect of hedging programs.
(4)	2021 copper sales are hedged up to 85%.

Production, cost and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “2021 Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Our Business” in this document and the Company’s most recently filed Annual Information Form.

2021 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2021, after giving effect to the hedges in place as at December 31, 2020, include the following:

•

a market gold price of $1,750 per ounce and an average realized gold price at Mount Milligan of $1,290 per ounce after reflecting the streaming arrangement with Royal Gold (35% of Mount Milligan’s gold at $435 per ounce).

•

a market copper price of $3.36 per pound and an average realized copper price at Mount Milligan of $2.82 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of Mount Milligan’s copper at 15% of the spot price per metric tonne).

•	a molybdenum price of $9.00 per pound.

•	exchange rates:
•	$1USD:$1.31 Canadian dollar,
•	$1USD:80.00 Kyrgyz som,
•	$1USD:7.50 Turkish lira.

•	diesel fuel price assumption:
•	$0.44/litre at Kumtor,
•	$0.69/litre (CAD$0.90/litre) at Mount Milligan.

CENTERRA GOLD INC. ANNUAL REPORT 2020	16

Kumtor Fuel

The assumed diesel price of $0.44/litre at Kumtor assumes that no Russian export duty will be paid on the fuel exports from Russia to the Kyrgyz Republic. Diesel fuel for Kumtor is sourced from separate Russian suppliers. The diesel fuel price assumes a price of oil of approximately $53 per barrel. Crude oil is a component of diesel fuel purchased by the Company, such that changes in the price of Brent crude oil generally impacts diesel fuel prices.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2021 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2021 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Our Business” in the Company’s most recent Annual Information Form.

Risks That Can Affect Our Business

Overview

The Company is subject to risks that can have a material effect on the profitability, future cash flow, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management (“ERM”) program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives.

Centerra’s Vice President, Risk & Insurance is responsible for providing the requisite tools, guidance, and leadership of the ERM program. Each operating site and project are responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to Centerra’s Vice President, Risk & Insurance.

The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, health and safety, political and human resources related risks.

CENTERRA GOLD INC. ANNUAL REPORT 2020	17

Board and Committee Oversight

The Risk Committee of the Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. To ensure consistent communication of risks amongst Board committees, the members of the Risk Committee are comprised of at least one member from each of the other standing committees of the Board. Each of the other Board committees is responsible for overseeing risks related to their area of responsibility and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company’s executive team meets regularly with its Vice President, Risk and Insurance to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal risks

The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recently filed Annual Information Form.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in the Kyrgyz Republic, Turkey, United States and Canada; resource nationalism; reliance on cash flow from its subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; impact of community activism on laws and regulations; increases in contributory demands or business interruption; delays or refusals to grant required permits and licenses; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties which are in proximity to Indigenous communities; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and liquidity, including sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at Mount Milligan; reliance on a few key customers for the gold-copper concentrate at Mount Milligan and at Kumtor there is reliance on Kyrgyzaltyn, as Centerra sells all of its gold doré produced from the Kumtor Mine to Kyrgyzaltyn pursuant to the Restated Gold and Silver Sale Agreement; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency

CENTERRA GOLD INC. ANNUAL REPORT 2020	18

fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance (“ESG”) practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Risks include but are not limited to the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches or failures; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID-19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead times required for equipment and supplies given the remote location of some of the Company’s operating properties, and the potential that COVID-19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

Financial Performance

Fourth Quarter 2020 compared to Fourth Quarter 2019

Revenue of $387 million was recognized in the fourth quarter of 2020 compared to $313 million in the fourth quarter of 2019. The increase in revenue was due to higher average realized gold and copper prices, increased copper pounds sold at the Mount Milligan mine and 39,380 gold ounces sold at Öksüt in 2020, partially offset by fewer gold ounces sold at the Kumtor mine.

Gold production was 172,446 ounces in the fourth quarter of 2020 compared to 194,507 ounces in the fourth quarter of 2019. Gold production in the fourth quarter of 2020 was 90,402 ounces at Kumtor, 42,664 ounces at Mount Milligan and 39,380 ounces at Öksüt, which commenced commercial production on May 31, 2020. At the Kumtor and Mount Milligan mines, the 39% and 7% decreases, respectively, were due to lower grades and recoveries at both sites due to mine plan sequencing.

CENTERRA GOLD INC. ANNUAL REPORT 2020	19

Copper production at the Mount Milligan mine was 20.4 million pounds in the fourth quarter of 2020 compared to 18.1 million pounds in the fourth quarter of 2019. The increase in copper production was due to higher throughput as the process plant achieved an average throughput of 59,762 tonnes per calendar day in the quarter.

Gold production costs were $474 per ounce in the fourth quarter of 2020 compared to $455 per ounce in the fourth quarter of 2019. The increase was primarily due to higher gold production costs per ounce at the Kumtor mine, partially offset by the low gold production cost of $350 per ounce at Öksüt in the fourth quarter of 2020.

All-in sustaining costs on a by-product basisNG were $974 per ounce in the fourth quarter of 2020 compared to $799 per ounce in the fourth quarter of 2019. The increase was due to higher capitalized stripping costs at Kumtor, higher sustaining capital at both Kumtor and Mount Milligan and lower ounces sold at Kumtor, partially offset by higher copper credits. Consolidated gold ounces sold in the fourth quarter of 2020 was consistent with the fourth quarter of 2019 as the decrease in ounces sold at Kumtor was offset by the addition of the Öksüt mine which recorded all-in sustaining costs on a by-product basisNG of $586 per ounce.

All-in costs on a by-product basisNG were $1,352 per ounce in the fourth quarter of 2020 compared to $1,331 per ounce in the fourth quarter of 2019. The increase was due to higher all-in sustaining costs on a by-product basisNG, partially offset by lower non-sustaining expenditures as construction of the Öksüt mine was completed.

Exploration expenditures of $13 million were recognized in the fourth quarter of 2020 compared to $9.1 million in the fourth quarter of 2019. The increase was primarily due to additional brownfield exploration activity carried out at the Kumtor and Mount Milligan mines.

Financing costs of $5.5 million were recognized in the fourth quarter of 2020 compared to $5.3 million in the fourth quarter of 2019. The increase was primarily due to costs associated with the new corporate revolving credit facility.

Corporate administration costs of $17.4 million were recognized in the fourth quarter of 2020 compared to $9.2 million in the fourth quarter of 2019. The increase was primarily due to an increase in share-based compensation, positively impacted by the performance of the Company’s share price relative to the S&P/TSX Global Gold CAD$ Index and an increase in advisory fees associated with the disposal of the Company’s interest in the Greenstone Gold Mines Partnership.

Year ended December 31, 2020 compared to 2019

Revenue of $1,689 million was recognized in 2020 compared to $1,375 million in 2019. The increase was primarily due to a 28% higher average realized gold price and 19% more copper pounds sold.

Gold production was 824,059 ounces in 2020 compared to 783,308 ounces in 2019. Gold production in 2020 was 556,136 ounces at Kumtor, 161,855 ounces at Mount Milligan and 106,068 ounces at Öksüt. At Kumtor, the 7% decrease in gold production was due to processing stockpiled ore with lower grades and recoveries in the fourth quarter of 2020. At Mount Milligan, the 12% decrease in gold production was due to lower grades and lower recoveries, partially offset by higher throughput. Öksüt commenced production in 2020, achieving commercial production on May 31, 2020.

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Copper production at Mount Milligan was 82.8 million pounds in 2020 compared to 71.1 million in 2019. The increase was due to higher throughput, partially offset by lower recoveries.

Gold production costs were $419 per ounce in 2020 compared to $465 per ounce in 2019. The decrease in 2020 was due to an increase in ounces sold. The increase in consolidated gold ounces sold was due to the ounces sold at Öksüt which recorded production costs of $356 per ounce sold.

All-in sustaining costs on a by-product basisNG were $729 per ounce in 2020 compared to $708 per ounce in 2019. The increase was due to higher capitalized stripping costs at the Kumtor mine and higher sustaining capital at both the Kumtor and Mount Milligan mines, partially offset by higher copper credits and greater gold ounces sold as a result of the addition of the Öksüt mine. All-in sustaining costs on a by-product basisNG at Öksüt were $494.

All-in costs on a by-product basisNG were $1,059 per ounce in 2020 compared to $1,126 per ounce in 2019. The decrease was due to lower non-sustaining capital expenditures as construction of the Öksüt mine was completed, partially offset by higher all-in sustaining costs on a by-product basisNG.

Exploration expenditures of $39.2 million were recognized in 2020 compared to $28 million in 2019. The increase was due to additional brownfield exploration activity at the Kumtor and Mount Milligan mines.

Financing costs of $14.9 million were recognized in 2020 compared to $16.3 million in 2019. The spending in 2020 included $2.4 million of costs associated with the new corporate revolving credit facility.

Corporate administration costs were $45.7 million in 2020, consistent with the prior year of $45.3 million.

Balance Sheet Review

	As at
$ millions	December 31, 2020	December 31, 2019	%Change
Consolidated:
Cash	545.2	42.7	1177%
Inventories	580.6	774.1	(25%)
Assets-held-for-sale	140.0	—	100%
Other current assets	107.0	115.9	(8%)
Property, plant and equipment	1,686.1	1,669.5	1%
Other non-current assets	77.1	99.5	(23%)
Total Assets	3,136.0	2,701.7	16%

Other current liabilities	256.7	244.6	5%
Non-current debt	—	70.0	(100%)
Provision for reclamation	352.2	265.2	33%
Other non-current liabilities	61.1	56.1	9%
Total Liabilities	670.0	635.9	5%

Total Equity	2,466.0	2,065.8	19%

Total Liabilities and Equity	3,136.0	2,701.7	16%

CENTERRA GOLD INC. ANNUAL REPORT 2020	21

Cash as at December 31, 2020 was $545.2 million compared to $42.7 million as at December 31, 2019. The increase was due to free cash flowNG of $603.8 million in 2020 and the release of a $25 million cash deposit previously restricted by the Öksüt project financing facility. This was partially offset by the repayment in full of the Öksüt project financing facility of $77.4 million.

Total inventory as at December 31, 2020 was $580.6 million compared to $774.1 million as at December 31, 2019. Total inventory includes stockpiles of ore, gold in-circuit, gold doré, copper and gold concentrate and molybdenum inventory (collectively “Product Inventory”) of $373.1 million and supplies inventory of $207.5 million, compared to $564.7 million and $209.4 million, respectively, as at December 31, 2019. The decrease in Product Inventory was primarily attributable to Kumtor’s 2020 gold production coming from ore stockpiles.

As at December 31, 2020, the Product Inventory balance consisted of 487,268 contained gold ounces on surface at Kumtor, of which roughly 60% is expected to be processed in 2021, 80,552 contained gold ounces and 19.5 million contained pounds of copper in stockpiles at Mount Milligan, of which roughly 15% is expected to be processed in 2021 and 27,065 contained gold ounces on surface, stacked and in-circuit at the Öksüt mine, which is expected to be processed in 2021.

The book value of property, plant and equipment as at December 31, 2020 was $1.69 billion compared to $1.67 billion as at December 31, 2019. The increase in 2020 was related to increased capitalized stripping at Kumtor, partially offset by the reclassification of the Greenstone Gold Mines Partnership as assets held for sale.

Asset retirement obligations as at December 31, 2020 were $352.2 million compared to $265.2 million as at December 31, 2019. The increase was primarily due to a reduction in the risk-free interest rate used to calculate the present value of reclamation costs at the Company’s various sites and the disturbance to date at the new Öksüt mine for its reclamation obligation.

In 1998, a reclamation trust fund was established to cover the future costs of reclamation at the Kumtor mine. As at December 31, 2020, this fund had a balance of $47 million and is shown as long-term asset on the balance sheet.

On December 31, 2020, the Company entered into a new $400 million four-year revolving credit facility with a $200 million accordion feature (the “2020 Corporate Facility”). The interest rate payable on any outstanding borrowings under the 2020 Corporate Facility is LIBOR plus 2.25% to 3.25% and the maturity date of the facility is December 31, 2024. The 2020 Corporate Facility replaced the Company’s previous $500 million revolving credit facility.

Total bank debt as at December 31, 2020 was nil compared to $70.0 million as at December 31, 2019. The decrease was due to the repayment and subsequent cancellation of the Company’s Öksüt project financing facility during 2020, which resulted in the release of $25 million in restricted cash. The Company’s corporate revolving credit facilities were undrawn as at December 31, 2020 and December 31, 2019.

The Company’s total liquidity position is $945.2 million, representing a cash balance of $545.2 million and $400 million available as part of the 2020 Corporate Facility. The strong liquidity position and forecasted robust free cash flows from the Company’s Kumtor, Mount Milligan and Öksüt operations will be sufficient

CENTERRA GOLD INC. ANNUAL REPORT 2020	22

to satisfy working capital needs, fund its development and exploration activities and meet other liquidity requirements through to the end of 2021. See “Caution Regarding Forward-Looking Information”.

Market Conditions

Commodity prices

The Company’s profitability is materially affected by the market price of metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control.

	Average spot price						Period end spot price
	Three months ended December 31			Twelve months ended December 31			December 31,	December 31,
Metal	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Gold (per oz)	$1,876	$1,483	27%	$1,772	$1,393	27%	$1,886	$1,517	24%
Copper (per lb)	3.27	2.68	22%	2.80	2.73	3%	3.03	2.80	8%
Molybdenum (per lb)	9.01	9.65	(7%)	8.68	11.35	(24%)	10.02	9.20	9%

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in U.S. dollars. The Company has operations in Canada, including its corporate head office, the Kyrgyz Republic, Turkey and the United States.

During 2020, approximately 40% of the Company’s combined expenditures (including capital costs and lease payments) was in currencies other than the U.S. dollar, including the Canadian dollar (“CAD”), Kyrgyz som (“SOM”) and the Turkish lira (“TRY”), consistent with 2019. The percentage of Centerra’s non-U.S. Dollar costs by currency in 2020, consistent with 2019, was as follows:

CENTERRA GOLD INC. ANNUAL REPORT 2020	23

A significant cost driver of Centerra is the performance of key currencies relative to the U.S. dollar. The performance of these currencies over a 24-month period and at key reporting dates was as follows:

	Average exchange rate						Period end exchange rate
	Three months ended December 31			Twelve months ended December 31			December 31,	December 31,
Currency	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
USD-CAD	$1.30	$1.32	(2%)	$1.34	$1.33	1%	$1.27	$1.30	(2%)
USD-Kyrgyz Som	82.6	71.3	16%	77.4	70.4	10%	84.0	69.8	20%
USD-Turkish Lira	7.9	5.8	36%	7.0	5.7	23%	7.4	6.0	23%

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the U.S dollar, see “Financial Instruments”. The Company does not currently hedge the Kyrgyz som or Turkish lira.

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Diesel Fuel Prices

Fuel costs represent a significant cost component for Centerra’s mining operations, representing 11% of production costs. Prices for Kumtor’s diesel fuel generally reflect the price movements of Brent crude oil. Kumtor sources its fuel from Russia either directly or through Kyrgyz distributors and prices include additional costs such as seasonal premiums for winterizing fuel and transportation costs from the Russian refineries. The prices for Mount Milligan’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack rate. The Prince George Rack rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at Öksüt are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.

	Average spot price						Period end spot price
	Three months ended December 31			Twelve months ended December 31			December 31,	December 31,
Commodity	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change
Kumtor Diesel (per ltr)	$0.40	$0.50	(20%)	$0.40	$0.51	(22%)	$0.41	$0.49	(16%)
ULSD (per bbl)	53.89	81.69	(34%)	52.49	81.47	(36%)	62.00	85.19	(27%)
Brent (per bbl)	45.26	62.42	(27%)	43.21	64.16	(33%)	51.80	66.00	(22%)

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments”.

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Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at December 31, 2020 are summarized as follows:

			Average Strike Price		Settlements (% of exposure hedged)				As at December 31, 2020
Instrument	Unit	Type	2021	2022	2021		2022		Total position (4)	Fair value($‘000’s)
FX Hedges
USD/CAD zero-cost collars(3)	CAD	Fixed	$1.33/$1.40	$1.32/$1.38	$217.8 million (39%	)	$149.0 million (28%	)	$366.8 million	13,458
USD/CAD forward contracts(2)	CAD	Fixed	$1.38	$1.32	$102.0 million (19%	)	$46.0 million (9%	)	$148.0 million	7,159

Total			$1.35	$1.32	$319.8 million (58%	)	$195 million (37%	)	$514.8 million	20,617
Fuel Hedges
Brent Crude Oil zero-cost collars(1)	Barrels	Fixed	$40/$46	$44/$51	79,712 (10%	)	96,966 (10%	)	176,678	688
Brent Crude Oil swap contracts(2)	Barrels	Fixed	$42	$47	206,485 (25%	)	44,850 (5%	)	251,335	1,937
ULSD zero-cost collars(1)	Barrels	Fixed	$53/$59	$54/$64	59,404 (7%	)	125,066 (13%	)	184,470	748
ULSD swap contracts(2)	Barrels	Fixed	$55	$59	231,655 (28%	)	70,850 (7%	)	302,505	2,500

Total					577,256 (70%	)	337,732 (35%	)	914,988	5,873
Copper Hedges (Strategic hedges):
Copper forward contracts(2)	Pounds	Fixed	$3.37	N/A	59.8 million (91%	)	N/A		59.8 million	(9,480)
Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts(2)	Ounces	Float	N/A	N/A	17,570		N/A		17,570	219
Copper forward contracts(2)	Pounds	Float	N/A	N/A	4.2 million		N/A		4.2 million	1,192

(1)

Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.

(2)	Under the swap and forward contracts, the Company ‘buys’ or ‘sells’ metals, currencies and commodities, at a specified price at a certain future date.
(3)

Under the currency zero-cost collars, the Company retains the right to buy foreign currency at the contract’s ‘floor’ price if the market price was to fall below this price upon contract expiration, while requiring it to sell foreign currency at the ‘ceiling’ price if the market price was to exceed this price upon expiration.

(4)	Royal Gold hedging program with a market price determined on closing of the contract.

In the fourth quarter and year-ended December 31, 2020, Centerra’s Canadian dollar hedging program resulted in a $2.7 million realized gain and $1.1 million realized gain, respectively, compared to no loss or gain in either the fourth quarter or year-ended December 31, 2019.

In the fourth quarter of 2020, Centerra’s diesel hedging program resulted in a $3.0 million realized loss compared to nil in the fourth quarter of 2019. For the year-ended December 31, 2020, Centerra’s diesel hedging program resulted in a $6.5 million realized loss compared to a $0.7 million realized gain in 2019.

In the fourth quarter of 2020, the Company commenced a copper hedging program, entering into forward contracts to lock in the copper price for the majority of Mount Milligan’s copper sales from December 2020 to the end of 2021. In the fourth quarter and year-end of December 31, 2020, Centerra’s copper hedging program resulted in a $1.4 million realized loss.

As at December 31, 2020, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

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Operating Mines and Facilities

Kumtor Mine

The Kumtor open pit mine, located in the Kyrgyz Republic, is one of the largest gold mines in Central Asia. It has been in production since 1997 and has produced over 13.2 million ounces of gold to December 31, 2020.

2021 Kumtor Technical Report Update

In February 2021, the Company issued a new technical report for the Kumtor mine, as at July 1, 2020 (the “2021 Kumtor Technical Report”), extending its mine life by 5 years to 2031 and increasing its reserves 107%(1) to 6.3 million contained ounces of gold (73.3 million tonnes at an average gold grade of 2.66 grams per tonne gold (g/t Au) using a gold price of $1,350 per ounce). All-in sustaining costs on a by-product basisNG is estimated to be $828 per ounce and all-in costs on a by-product basisNG is estimated to be $1,044 per ounce for the life of mine. Gold production is expected to average 590,000 ounces at an average all-in sustaining cost on a by-product basisNG of $782 per ounce, for five years commencing in 2022.

The 2021 Kumtor Technical Report provides an update of the 2015 technical report, including a mineral resource model update based on extensive in-fill and expansion drilling in recent years. The 2021 Kumtor Technical Report also revised the gold price assumptions, pit slope angles, capital and operating cost estimates and metallurgical recovery estimates based on process plant improvements, all of which has resulted in updated mineral resource and mineral reserve estimates, a revised ultimate pit design and an updated mining plan. The technical report was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and filed on SEDAR on February 24, 2021 with an effective date of July 1, 2020.

(1)

Reserve increase calculated by comparing the new 2021 Kumtor Technical Report effective as at July 1, 2020 compared to the December 31, 2019 reserve statement (less mine depletion from January 1, 2020 to June 30, 2020).

Kyrgyz Republic

Political and social disruptions followed the Parliamentary election held during the first week of October 2020 and resulted in an interim government led by Prime Minister Sadyr Japarov following the resignation of former President Sooronbai Jeenbekov. An early presidential election was held on January 10, 2021 and Mr. Japarov was elected President.

Centerra and Kumtor will continue to cooperate and work with the Kyrgyz Government and state agencies to ensure uninterrupted operation of the mine.

COVID-19 update

Kumtor continues to implement mitigation controls and health & safety precautions at the mine site to contain the spread of COVID-19. As previously disclosed, open pit mining was operating at below capacity in July, returned to full capacity in September and continued at full capacity through the fourth quarter. Mill processing operated at full capacity throughout the year.

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Lysii waste dump update

In July 2020, Kumtor received a permit to utilize the Lysii Valley for dumping waste rock going forward. Lysii Valley is expected to be the main mine waste rock dump for the next two years as it is closest to cut-back 20. According to the new waste dumping plan in the Lysii Valley, waste rock will be placed at the base of the valley initially and the waste rock dump will be developed up the valley creating slightly longer haulage distances in the near-term.

Kumtor Operating Results

	Three months ended December 31, Twelve months ended December 31,
Unaudited ($ millions, except as noted)	2020	2019	% Change	2020	2019	% Change
Financial Highlights:
Revenue	$178.1	$200.5	(11%)	$981.6	$827.5	19%
Production costs	42.4	49.6	(15%)	194.8	228.6	(15%)
Depreciation, depletion and amortization	38.5	46.6	(17%)	209.5	181.3	16%
Standby costs	—	9.1	100%	6.7	9.1	100%
Earnings from mine operations	$97.2	$95.2	2%	$570.6	$408.5	40%
Revenue-based taxes	25.2	28.3	(11%)	138.5	116.4	19%
Exploration and development costs	5.5	4.3	28%	15.9	11.3	41%
Other operating expenses	2.8	7.6	(63%)	21.8	23.9	(9%)
Earnings from operations	$63.7	$55.0	16%	$394.4	$256.9	54%
Cash provided by mine operations	97.6	149.1	(35%)	660.6	376.3	76%
Cash provided by mine operations before changes in working capital	102.6	107.1	(4%)	609.3	385.1	58%
Free cash flow from mine operations (1)	28.1	104.3	(73%)	437.9	240.1	82%
Operating Highlights:
Tonnes mined (000’s)	42,733	28,565	50%	103,735	156,439	(34%)
Tonnes ore mined (000’s)	115	1,716	(93%)	705	10,970	(94%)
Average mining grade (g/t)	1.43	5.50	(74%)	6.64	2.91	128%
Tonnes processed (000’s)	1,563	1,322	18%	6,323	5,968	6%
Process plant head grade (g/t)	2.11	3.79	(44%)	3.27	3.69	(11%)
Recovery (%)(2)	74.2%	85.3%	(13%)	81.4%	83.5%	(3%)
Mining costs ($/t mined material)	1.23	1.50	(18%)	1.52	1.26	20%
Processing costs ($/t processed material)	10.87	13.48	(19%)	10.97	12.00	(9%)
Gold produced (oz)	90,402	148,523	(39%)	556,136	600,201	(7%)
Gold sold (oz)	96,641	136,568	(29%)	569,213	600,231	(5%)
Average realized gold price ($/oz sold)(1)	1,843	1,468	26%	1,725	1,379	25%
Sustaining capital expenditures(3)	15.2	7.8	94%	58.0	38.6	50%
Non-sustaining capital expenditures(3)(4)	9.4	2.9	224%	16.8	16.0	5%
Capitalized stripping - cash	48.1	28.2	71%	142.5	76.5	86%
Capitalized stripping - non-cash	10.3	6.9	49%	40.0	20.7	94%
Capital expenditures - total	83.0	45.8	81%	257.3	151.8	70%
Unit Costs:
Gold production costs ($/oz sold)	$439	$363	21%	$342	$381	(10%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)	$1,131	$657	72%	$741	$598	24%
Gold - All-in costs on a by-product basis ($ /oz sold)(1)	$1,545	$916	69%	$1,042	$838	24%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.

(2)	Metallurgical recoveries are based on recovered gold, not produced gold.

(3)	Capital expenditures are presented on a cash basis.

(4)

Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included additional costs related to cut-back 20.

CENTERRA GOLD INC. ANNUAL REPORT 2020	28

Fourth Quarter 2020 compared to Fourth Quarter 2019

Earnings from mine operations of $97.2 million were recognized in the fourth quarter of 2020 compared to earnings from mine operations of $95.2 million in the fourth quarter of 2019. The increase was primarily due to a 26% higher average realized gold price and lower production and depreciation costs, offset by 29% fewer gold ounces sold.

Kumtor Q4 cash provided by mine operations ($ millions)

Cash provided by mine operations of $97.6 million was recognized in the fourth quarter of 2020 compared to $149.1 million in the fourth quarter of 2019. The decrease was primarily due to the lower gold sales, partially offset by higher gold prices and increased cash from working capital due to production being exclusively from stockpiles. Free cash flow from mine operationsNG of $28.1 million was recognized in the fourth quarter of 2020 compared to $104.3 million in the fourth quarter of 2019. The decrease was due to lower cash provided by mine operations, a 71% increase in capitalized stripping costs as Kumtor mined cut-back 20 during the fourth quarter of 2020 and an increase in capital expenditure related to the timing of equipment overhauls and the delivery of additional haul trucks to increase mining capacity.

During the fourth quarter of 2020, Kumtor continued mining cut-back 20. Tonnes mined were 42.7 million in the fourth quarter of 2020 compared to 28.6 million tonnes in the fourth quarter of 2019. The increase was due to the suspension of mining operations in December 2019 due to the Lysii waste rock dump incident. The 42.7 million tonnes mined in the fourth quarter of 2020 were capitalized as waste stripping for the benefit of future production from cut-back 20.

Mining costs were $1.23 per tonne in the fourth quarter of 2020 compared to $1.50 per tonne in the fourth quarter of 2019. The decrease was primarily due to greater tonnes mined and lower diesel fuel prices. Total mining costs were $52.4 million of which $48.1 million was capitalized in the fourth quarter of 2020, compared to $42.8 million in mining costs of which $28.2 million was capitalized in the fourth quarter of 2019.

Gold production was 90,402 ounces from on-surface stockpiled ore in the fourth quarter of 2020 compared to 148,523 ounces of gold produced in the fourth quarter of 2019. The decrease was primarily due to lower average process plant head grades and lower gold recovery. During the fourth quarter of 2020, Kumtor’s average process plant head grade was 2.11 g/t with a recovery of 74.2% compared to 3.79 g/t and a recovery of 85.3% in the fourth quarter of 2019.

CENTERRA GOLD INC. ANNUAL REPORT 2020	29

Processing costs were $10.87 per tonne in the fourth quarter of 2020 compared to $13.48 per tonne in the fourth quarter of 2019. The decrease was primarily due to 18% greater tonnes processed and lower maintenance costs.

Gold production costs were $439 per ounce in the fourth quarter of 2020, compared to $363 per ounce in the fourth quarter of 2019. The increase was primarily due to lower ounces sold.

Kumtor Q4 All-in sustaining costs on a by-product basis per ounceNG ($)

All-in sustaining costs on a by-product basisNG, which excludes revenue-based tax, were $1,131 per ounce in the fourth quarter of 2020 compared to $657 per ounce in the fourth quarter of 2019. The increase was primarily due to fewer ounces sold, an elevated level of capitalized stripping costs as mining activities were concentrated on stripping cut-back 20 and greater sustaining capital costs relating to rebuilds and haul truck fleet expansion, partially offset by lower production costs.

All-in costs on a by-product basisNG were $1,545 per ounce in the fourth quarter of 2020 compared to $916 per ounce in the fourth quarter of 2019. The increase was due to an increase in all-in sustaining costs on a by-product basisNG and the purchase of haul trucks to support the mine expansion.

Year-ended December 31, 2020 compared to 2019

Earnings from mine operations of $570.6 million were recognized in 2020 compared to $408.5 million in 2019. The increase was primarily due to 25% higher average realized gold prices and lower production costs, partially offset by fewer ounces sold and higher depreciation charges which largely represents capitalized stripping costs being amortized into earnings as stockpiled inventories were processed through the mill during the year.

CENTERRA GOLD INC. ANNUAL REPORT 2020	30

Kumtor YTD cash provided by mine operations ($ millions)

Cash provided by mine operations of $660.6 million was recognized in 2020 compared to $376.3 million in 2019. The increase was due to higher earnings from mine operations, an increase in cash generated from working capital as the plant processed ore from on surface stockpiles and lower Strategic Agreement payments. Free cash flow from mine operationsNG of $437.9 million was recognized in 2020 compared to $240.1 million in 2019. The increase was due to an increase in cash provided by mine operations, partially offset by higher capitalized expenditures as the mining fleet was expanded, and higher capitalized stripping costs as Kumtor mined waste material from cut-back 20 throughout the year.

In 2020, Kumtor finished mining cut-back 19 and continued stripping and managing the ice from cut-back 20. Tonnes mined were 103.7 million tonnes in 2020 compared to 156.4 million tonnes in 2019. The decrease was primarily due to the suspension of mining operations from December 2019 to mid-January 2020, longer haulage distances as a result of the change in the waste dump location from the Lysii Valley to the Central Valley for the first half of the year and lower equipment utilization due to workforce availability (primarily COVID-19 related). Of the 103.7 million tonnes mined in 2020, 101.6 million tonnes were capitalized as waste stripping for benefit of future production from cut-back 20.

Mining costs were $1.52 per tonne in 2020 compared to $1.26 per tonne in 2019. The increase was primarily due to lower tonnes mined, and longer haulage distances, partially offset by lower diesel fuel prices, lower maintenance costs and a favourable foreign currency exchange rate movement.

Gold production was 556,136 ounces of gold in 2020 from previously mined on-surface stockpiled ore, compared to 600,201 ounces of gold produced in 2019. The decrease in 2020 was primarily due to lower process plant head grade and lower gold recovery coming from the stockpiled ore. During 2020, Kumtor’s average process plant head grade was 3.27 g/t with a recovery of 81.4% compared to 3.69 g/t and a recovery of 83.5% in 2019.

Processing costs were $10.97 per tonne in 2020 compared to $12.00 per tonne in 2019. The decrease was primarily due to increased tonnes processed and lower maintenance costs as a result of less maintenance activities performed due to COVID-19.

CENTERRA GOLD INC. ANNUAL REPORT 2020	31

Gold production costs were $342 per ounce in 2020 compared to $381 per ounce in 2019. The decrease was primarily due to increased tonnes processed, partially offset by lower grades and recovery.

Kumtor YTD All-in sustaining costs on a by-product basis per ounceNG ($)

All-in sustaining costs on a by-product basisNG, which excludes revenue-based tax were, $741 per ounce in 2020 compared to $598 per ounce in 2019. The increase was mainly due to higher capitalized stripping costs, fewer ounces sold, higher sustaining capital representing the purchase of eleven haulage trucks to increase mining capacity and higher Strategic Agreement contributions to the various regional funds in the Kyrgyz Republic. This was partially offset by lower production costs.

All-in costs on a by-product basisNG were $1,042 per ounce in 2020 compared to $838 per ounce in 2019. The increase was due to an increase in all-in sustaining costs on a by-product basisNG and greater revenue-based taxes paid as a result of higher gold prices.

Mount Milligan Mine

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at Mount Milligan is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

CENTERRA GOLD INC. ANNUAL REPORT 2020	32

Water Update

Stored water inventory at Mount Milligan is critical to the ability to process ore through the mill on a sustainable basis. Stored water was in excess of 6 million cubic metres as at December 31, 2020. In addition to accessing water from surface water sources throughout 2020, Mount Milligan continued to access ground water from the Lower Rainbow Valley wellfield as well as other groundwater wells near the tailings storage facility during the year.

Exploration activities continue to focus on extending the groundwater capacity in the vicinity of the existing infrastructure. The Company continues to pursue a longer-term solution to its water requirements at Mount Milligan and is in discussions with regulators, its First Nations partners and other stakeholders. The Company does not expect any interruptions to Mount Milligan operations in the medium term when considering currently available water sources and inventory. See “Caution Regarding Forward-Looking Information”.

COVID-19

Mount Milligan continues to monitor controls that have been put in place to manage the exposure of its workforce to COVID-19 and has added to these controls as required. Mining and processing activities are currently operating without any material disruption.

CENTERRA GOLD INC. ANNUAL REPORT 2020	33

Mount Milligan Operating Results

	Three months ended December 31,			Twelve months ended December 31,
Unaudited ($ millions, except as noted)	2020	2019	% Change	2020	2019	% Change
Financial Highlights:
Gold revenue	46.7	37.9	23%	205.0	194.2	6%
Copper revenue	53.0	31.9	66%	178.6	140.8	27%
Total Revenues	$99.7	$69.8	43%	$383.6	$335.0	15%
Production costs	47.8	49.1	(3%)	209.4	232.7	(10%)
Depreciation, depletion and amortization	17.7	11.0	60%	73.1	53.3	37%
Earnings from mine operations	$34.2	$9.7	253%	$101.1	$49.0	106%
Exploration and development costs	3.0	1.3	126%	7.5	4.0	88%
Impairment	—	—	0%	—	214.4
Other operating expenses	2.7	2.4	14%	9.7	8.0	21%
Earnings (loss) from operations	$28.4	$6.0	377%	$83.9	$(177.4)	(147%)
Cash provided by (used in) mine operations	44.0	(18.8)	334%	185.3	62.2	198%
Cash provided by mine operations before changes in working capital	44.2	16.2	173%	147.9	85.7	73%
Free cash flow (deficit) from mine operations(1)	30.7	(27.7)	211%	150.2	26.5	467%
Operating Highlights:
Tonnes mined (000’s)	10,935	9,577	14%	41,238	39,466	4%
Tonnes ore mined (000’s)	5,350	3,812	40%	19,196	15,736	22%
Tonnes processed (000’s)	5,498	3,919	40%	20,067	16,350	23%
Process plant head grade gold (g/t)	0.40	0.56	(28%)	0.41	0.53	(23%)
Process plant head grade copper (%)	0.24%	0.28%	(12%)	0.26%	0.26%	(0%)
Gold recovery (%)	61.2%	67.1%	(9%)	62.9%	67.4%	(7%)
Copper recovery (%)	73.4%	80.3%	(9%)	77.4%	81.3%	(5%)
Mining costs ($/t mined material)	2.07	2.43	(15%)	1.80	2.19	(18%)
Processing costs - total ($/t processed material)	3.98	7.43	(46%)	4.88	7.10	(31%)
Concentrate produced (dmt)	45,943	41,688	10%	184,915	159,517	16%
Gold produced (oz) (2)	42,664	45,984	(7%)	161,855	183,107	(12%)
Copper produced (000’s lb) (2)	20,376	18,079	13%	82,816	71,146	16%
Gold sold (oz)(2)	33,929	33,324	2%	154,100	180,423	(15%)
Copper sold (000’s lb)(2)	18,975	14,301	33%	80,477	67,430	19%
Average realized gold price - combined ($/oz sold )(1)(2)	1,376	1,137	21%	1,330	1,077	23%
Average realized copper price - combined ($/lb sold) (1)(2)	2.79	2.23	25%	2.22	2.09	6%
Sustaining capital expenditures(3)	16.6	8.9	87%	37.8	35.6	6%
Unit Costs:
Gold production costs ($/oz sold)	$716	$831	(14%)	$744	$746	(0%)
Gold - All-in sustaining costs on a by-product basis ($/oz sold) (1)	$469	$1,114	(58%)	$541	$828	(35%)
Gold - All-in costs on a by-product basis ($ /oz sold)(1)	$558	$1,155	(52%)	$590	$849	(31%)
Gold - All-in sustaining costs on a co-product basis ($/oz sold) (1)	$1,033	$1,269	(19%)	$934	$950	(2%)
Copper production costs ($/lb sold)	$1.24	$1.50	(17%)	$1.18	$1.46	(19%)
Copper - All-in Sustaining costs on a co-product basis ($/lb sold) (1)	$1.79	$2.28	(21%)	$1.47	$1.85	(21%)

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)

Mount Milligan production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

(3)	Capital expenditures are presented on a cash basis.

Fourth Quarter 2020 compared to Fourth Quarter 2019

Earnings from mine operations of $34.2 million were recognized in the fourth quarter of 2020 compared to $9.7 million in the fourth quarter of 2019. The increase was primarily due to higher average realized gold and copper prices, higher copper sales and lower production costs, partially offset by an increase in depreciation due to the revised mine life which was published in early 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	34

Mount Milligan QTD cash provided by mine operations ($ millions)

Cash provided by mine operations of $44.0 million was recognized in the fourth quarter of 2020 compared to a deficit of $18.8 million in the fourth quarter of 2019. The increase was primarily due to higher net earnings from mine operations and an increase in cash generated from working capital. Free cash flow from mine operationsNG of $30.7 million was recognized in the fourth quarter of 2020 compared to a deficit $27.7 million in the fourth quarter of 2019, due to an increase in cash provided by mine operations, partially offset by an increase in capital expenditure related to the tailing storage facility.

During the fourth quarter of 2020, mining activities were in phases 4, 5 and 8 of the open pit. Total tonnes mined were 10.9 million tonnes and total material moved was 11.9 million tonnes in the fourth quarter of 2020. In the comparative quarter of 2019, total tonnes mined were 9.6 million tonnes and total material moved was 10.8 million tonnes.

Mining costs were $2.07 per tonne in the fourth quarter of 2020 compared to $2.43 per tonne in the fourth quarter of 2019. The decrease was due to higher tonnage mined as a result of improved mining efficiencies, lower diesel fuel prices, a reduction in contract service costs associated with the in-pit drilling program, lower labour costs and a favourable foreign currency exchange rate. This was partially offset by increased maintenance costs associated with major planned repairs of ancillary equipment.

Total mill throughput was 5.5 million tonnes, averaging 59,762 tonnes per calendar day in the fourth quarter of 2020, approaching the permitted limit of 60,000 tonnes per calendar day, compared to 3.9 million tonnes, averaging 42,599 tonnes per calendar day in the fourth quarter of 2019. Higher throughput was a result of improved milling efficiencies and greater mechanical availability.

Gold production was 42,664 ounces in the fourth quarter of 2020 compared to 45,984 ounces in the fourth quarter of 2019. The decrease was due to lower grades and recoveries, partially offset by increased throughput. During the fourth quarter of 2020, Mount Milligan’s average process plant gold head grade was 0.40 g/t compared to 0.56 g/t in the fourth quarter of 2019. Total copper production was 20.4 million pounds in the fourth quarter of 2020 compared to 18.1 million pounds in the fourth quarter of 2019. The increase was due to increased throughput, partially offset by lower grades and recoveries.

CENTERRA GOLD INC. ANNUAL REPORT 2020	35

Processing costs were $3.98 per tonne in the fourth quarter of 2020 compared to $7.43 per tonne in the fourth quarter of 2019. The decrease was due to 40% higher tonnage, the timing of mill liner change-out, lower water sourcing costs and a favourable foreign currency exchange rate movement.

Gold production costs were $716 per ounce in the fourth quarter of 2020 compared to $831 per ounce in fourth quarter of 2019. The decrease was due to lower mining costs per tonne and lower processing costs per tonne.

Copper production costs were $1.24 per pound in the fourth quarter of 2020 compared to $1.50 per pound in the fourth quarter of 2019. The decrease was primarily due to lower mining costs per tonne and lower processing costs per tonne.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($)

All-in sustaining costs on a by-product basisNG were $469 per ounce in the fourth quarter of 2020 compared to $1,114 per ounce in the fourth quarter of 2019. The decrease was primarily due to increased copper credits due to higher realized copper prices and lower production costs, partially offset by higher sustaining capital related to the tailings storage facility.

All-in costs on a by-product basisNG were $558 per ounce in the fourth quarter of 2020 compared to $1,155 per ounce in the fourth quarter of 2019. The decrease was due to a decrease in all-in sustaining costs on a by-product basisNG, partially offset by higher exploration and development costs.

Year-ended December 31, 2020 compared to 2019

Earnings from mine operations of $101.1 million were recognized in 2020 compared to $49.0 million in 2019. The increase was due to 23% higher average realized gold prices, higher copper pounds sold and lower production costs. The increase was partially offset by higher depreciation, as a result of the change in the mine life in 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	36

Mount Milligan YTD cash provided by mine operations ($ millions)

Cash provided by mine operations of $185.3 million was recognized in 2020 compared to $62.2 million in 2019. The increase was due to greater earnings from mine operations and a reduction in working capital. Free cash flow from mine operationsNG of $150.2 million was recognized in 2020 compared to $26.5 million in 2019, due to an increase in cash provided by mine operations.

During 2020, mining activities were in phases 3, 4, 5 and 8 of the open pit. Total tonnes mined in 2020 were 41.2 million tonnes and total material moved was 45.1 million tonnes. In the comparative period of 2019, total tonnes mined were 39.5 million tonnes and total material moved was 43.2 million tonnes.

Mining costs were $1.80 per tonne in 2020 compared to $2.19 per tonne in 2019. The decrease was due to lower diesel fuel price, lower contract service costs associated with the in-pit drilling program, a favorable foreign currency exchange rate and higher tonnage mined due to improved efficiencies.

Mount Milligan reported record mill throughput in 2020, processing 20.1 million tonnes, averaging 54,827 tonnes per calendar day in 2020 compared to 16.4 million tonnes, averaging 44,795 tonnes per calendar day in 2019. The increase in throughput is primarily due to the increased availability of water, continuous improvement to mill operations and greater availability. In 2020, Mount Milligan recorded its highest level of concentrate tonnes produced since the start of operations in 2014.

Gold production was 161,855 ounces in 2020 compared to 183,107 ounces in 2019. The decrease was due to lower grades and recoveries, partially offset by higher throughput. During 2020, Mount Milligan’s average process plant gold head grade was 0.41 g/t with a recovery of 63% compared to 0.53 g/t with a recovery of 67% in 2019. Total copper production was 82.8 million pounds in 2020 compared to 71.1 million pounds in 2019. The increase was primarily due to higher throughput, partially offset by lower copper recoveries.

Processing costs were $4.88 per tonne in 2020 compared to $7.10 per tonne in 2019. The per tonne decrease was due to the higher throughput, decreased water sourcing costs, lower labour costs, a favorable foreign exchange currency rate, and lower electricity costs. This was partially offset by higher mill consumables costs due to the higher throughput.

CENTERRA GOLD INC. ANNUAL REPORT 2020	37

Gold production costs were $744 per ounce in 2020 consistent with $746 per ounce in 2019. The lower production costs were offset by the lower gold ounces sold.

Copper production costs were $1.18 per pound in 2020 compared to $1.46 per pound in 2019, primarily as a result of increased copper pounds sold and lower production costs.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($)

All-in sustaining costs on a by-product basisNG were $541 per ounce for 2020 compared to $828 per ounce in 2019. The decrease was primarily due to increased copper credits, lower production costs including decreased water sourcing activities and lower diesel costs, partially offset by lower gold ounces sold.

All-in costs on a by-product basisNG were $590 per ounce in 2020 compared to $849 per ounce in 2019. The decrease was due to a decrease in all-in sustaining costs on a by-product basisNG, partially offset by higher exploration and development costs.

CENTERRA GOLD INC. ANNUAL REPORT 2020	38

Öksüt Mine

The Öksüt mine is situated in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.

The Öksüt mine achieved first gold pour on January 31, 2020 and achieved commercial production on May 31, 2020. Commercial production was declared after the operation completed its testing phase and the constructed assets were operating in the manner intended by management. Up to the point of achieving commercial production, gold revenue and the associated costs of production were capitalized.

During the fourth quarter of 2020, the construction of the Öksüt mine was finalized, with the completion of leach pad phase 1C, a new overflow pond, and crusher modification. Additionally, during the quarter, the Phase 2 expansion of the heap leach pad commenced with completion expected in 2021.

In early February 2021, there was a temporary disruption in mining activity at the Öksüt mine due to a labour dispute between the Company’s local mining contractor, Çiftay İnşaat Taahhüt ve Ticaret A.Ş (“Çiftay”) and its employees. The Company worked closely with Çiftay management, as well as with local government and other officials and the matter has been resolved.

During the third quarter of 2020, the Öksüt mine obtained an amendment to its environmental impact assessment (“EIA”) certificate from the Minister of Environment and Urbanization. The amendment is to accommodate changes to the Öksüt mine’s open pit mine design and pit optimization. Due to the delay in receiving the amendment from the EIA and further potential delays in obtaining the related forestry permit, the Öksüt mine plan and design is currently being further revised with the expectation that the high-grade ore of the Güneytepe deposit will be accessed in 2022.

COVID-19

Öksüt continues to maintain active measures to prevent a COVID-19 outbreak at the site. Open pit mining was suspended during the first quarter due to Turkish Government initiatives aimed at reducing the spread of COVID-19 and resumed normal operations in April. Placement of ore on the heap leach pad from stockpiles, ore irrigation, and the Adsorption-Desorption-Recovery plant continued to operate with limited impact on production.

CENTERRA GOLD INC. ANNUAL REPORT 2020	39

Öksüt Operating Results

	Three months ended December 31,	Twelve months ended December 31,
($ millions, except as noted)	2020	2020
Financial Highlights:
Revenue	$74.3	$186.5
Production costs	13.8	35.2
Depreciation, depletion and amortization	7.1	16.0
Earnings from mine operations	$53.4	$135.3
Exploration and development costs	1.0	1.7
Other operating expenses	0.1	0.1
Earnings from operations	$52.3	$133.5
Cash provided by mine operations	61.8	146.1
Cash provided by mine operations before changes in working capital	58.1	146.8
Free cash flow from mine operations (1)	46.5	105.2
Operating Highlights:
Tonnes mined (000’s)	4,440	15,115
Tonnes ore mined (000’s)	115	2,578
Ore mined - grade (g/t)	1.91	1.68
Ore crushed (000’s)	637	3,428
Tonnes stacked (000’s)	952	3,445
Heap leach grade (g/t)	0.78	1.40
Heap leach contained ounces stacked	23,950	154,948
Mining costs ($/t mined material)	1.71	1.77
Processing costs ($/t processed material)	5.22	5.34
Gold produced (oz)	39,380	106,068
Gold sold (oz)(2)	39,380	105,503
Average realized gold price ($/oz sold)(1)	1,887	1,887
Sustaining capital expenditures(3)	1.9	1.9
Non-sustaining capital expenditures(3)(4)	6.2	30.4
Capitalized stripping(3)	7.2	11.5
Capital expenditures - total	15.3	43.8
Unit Costs:
Gold production costs ($/oz sold)(5)	$350	$356
Gold - All-in sustaining costs on a by-product basis ($/oz sold)(1)(5)	$586	$494
Gold - All-in costs on a by-product basis ($ /oz sold)(1)(5)	$769	$819

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.
(2)	Includes 6,654 ounces sold before the mine was in commercial production.
(3)	Capital expenditures are presented on a cash basis.
(4)

Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs.

(5)	Calculated starting from June 1, 2020, after Öksüt achieved commercial production effective May 31, 2020.

Fourth Quarter 2020

Earnings from mine operations were $53.4 million in the fourth quarter of 2020. Cash provided by mine operations was $61.8 million and free cash flow from mine operationsNG was $46.5 million in the fourth quarter of 2020. During the fourth quarter of 2020, the Company spent $6.2 million on construction and development activities at Öksüt compared to $28.8 million in the fourth quarter of 2019.

Total ounces of gold sold were 39,380 in the fourth quarter of 2020 at an average realized price of $1,887 per ounce, resulting in revenue recognized of $74.3 million for the quarter.

CENTERRA GOLD INC. ANNUAL REPORT 2020	40

Mining in the fourth quarter of 2020 was focused on the development of phase 3 and phase 4 of the Keltepe pit, with total tonnes mined of 4.4 million tonnes. Mining costs were $1.71 per tonne in the fourth quarter of 2020.

Processing in the fourth quarter of 2020 was focused on the preparation, stacking and irrigation of the heap leach pad, with tonnes stacked of 0.95 million at a grade of 0.78 g/t. Processing costs, including crushing costs were $5.22 per tonne.

Gold production costs were $350 per ounce, all-in sustaining costs on a by-product basisNG were $586 per ounce and all-in costs on a by-product basisNG were $769 per ounce for the fourth quarter of 2020.

Year-ended December 31, 2020

Earnings from mine operations were $135.3 million in 2020, representing earnings while in commercial production. Cash provided by mine operations was $146.1 million and free cash flow from mine operationsNG of $105.2 million were recognized in 2020, as capital costs associated with the project continued to be incurred. During 2020, the Company spent $30.4 million on construction and development activities at Öksüt compared to $86.5 million in 2019.

Total ounces of gold sold in 2020 was 105,503 ounces including 98,849 ounces while in commercial production. The sale of gold was recorded as revenue starting on June 1, 2020, after Öksüt achieved commercial production. Previously, revenue and costs of gold sales during the testing stage were capitalized against construction costs.

Öksüt mined 15.1 million tonnes in 2020 at a cost of $1.77 per tonne. At the end of December 2020, 3.47 million tonnes of ore averaging 1.41 g/t gold had been placed onto the heap leach pad and was under leach with an estimated accumulated recovery to date of 76.2% which includes estimated gold in process inventory. Processing costs were $5.34 per tonne and total gold produced was 106,068 ounces in 2020.

Gold production costs per were $356 per ounce, all-in sustaining costs on a by-product basisNG were $494 per ounce and all-in costs on a by-product basisNG were $819 per ounce in 2020 (post commercial production).

Molybdenum Business Unit

The molybdenum business includes two North American primary molybdenum mines that are currently on care and maintenance: the Thompson Creek mine (mine and process plant) in Idaho and the 75%-owned Endako mine (mine, process plant and roaster) in British Columbia. The molybdenum business also includes the Langeloth metallurgical roasting facility (the “Langeloth Facility”) in Pennsylvania. The Thompson Creek mine (the “TC mine”) operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to process high copper content molybdenum concentrate purchased from third parties, which is then transported from TC mine to the Langeloth Facility for further processing.

The molybdenum business provides tolling treatment services for customers by converting molybdenum concentrates to molybdenum oxide powder, briquettes and ferromolybdenum products. Additionally, molybdenum concentrates are purchased to convert to upgraded products which are then sold in the metallurgical and chemical markets.

CENTERRA GOLD INC. ANNUAL REPORT 2020	41

COVID-19

At the end of the fourth quarter of 2020, the molybdenum business remained COVID-19 free.

	Three months ended December 31,			Twelve months ended December 31,
($ millions, except as noted)	2020	2019	% Change	2020	2019	% Change
Financial Highlights:
Molybdenum (Mo) revenue	33.7	40.7	(17%)	132.3	204.7	(35%)
Tolling, calcining and other revenue	0.9	1.5	(40%)	4.7	8.1	(42%)
Total revenues	$34.6	$42.2	(18%)	$137.0	$212.8	(36%)
Production costs	34.3	50.8	(33%)	151.2	215.2	(30%)
Depreciation, depletion and amortization	1.7	1.7	0%	6.7	5.0	34%
Loss from mine operations	$(1.3)	$(10.2)	(87%)	$(20.9)	$(7.4)	182%
Exploration and development costs	—	0.1	(100%)	—	0.1	(100%)
Care and Maintenance costs - Molybdenum mines	3.1	3.3	(6%)	12.9	13.4	(4%)
Reclamation expense	9.3	34.5	(73%)	53.4	34.5	55%
Other operating expenses	0.4	0.6	(37%)	2.1	2.7	(22%)
Net loss from operations	$(14.1)	$(48.7)	(71%)	$(89.3)	$(58.1)	54%
Cash (used in) provided by operations	(3.8)	(12.9)	71%	11.4	(20.2)	(156%)
Free cash flow (deficit) from operations (1)	(6.2)	(14.1)	56%	5.6	(25.0)	122%
Operating Highlights (000’s lbs):
Mo purchased	2,924	4,723	(38%)	13,577	17,779	(24%)
Mo roasted	2,712	3,235	(16%)	13,760	17,384	(21%)
Mo sold	3,610	3,578	1%	13,667	16,035	(15%)
Toll roasted and upgraded Mo	385	773	(50%)	2,383	5,059	(53%)
Average Mo spot price ($/lb)	9.01	9.65	(7%)	8.68	11.35	(24%)
Total capital expenditure	2.3	1.1	110%	5.8	5.4	8%

(1)	Non-GAAP measure. See discussion under “Non-GAAP Measures”.

Fourth Quarter 2020 compared to Fourth Quarter 2019

A loss from operations of $14.1 million was recognized in the fourth quarter of 2020 compared to a loss of $48.7 million in the fourth quarter of 2019. The decrease was due to lower reclamation expense related to the change in the asset retirement obligation and a higher gross margin on material sold.

Cash used in operations of $3.8 million was recognized in the fourth quarter of 2020, compared to $12.9 million in the fourth quarter of 2019. The decrease was due to a reduced loss from operations excluding the non-cash movement in reclamation expense at the non-operating sites. A free cash flow deficit from operationsNG of $6.2 million was recognized in the fourth quarter of 2020 compared to a free cash flow deficit from operationsNG of $14.1 million in the fourth quarter of 2019, due to a decrease in cash used by operations.

Molybdenum roasted was 2.7 million pounds in the fourth quarter of 2020 compared to 3.2 million pounds in the fourth quarter of 2019. The decrease was the result of the decline in availability of feed for roasting.

CENTERRA GOLD INC. ANNUAL REPORT 2020	42

Moly Oxide Weekly Pricing (Jan 1, 2020 – December 31, 2020) $USD/lb

Year-ended December 31, 2020 compared to 2019

A loss from operations of $89.3 million was recognized in 2020 compared to a loss of $58.1 million in 2019. The loss recorded in 2020 included a $53.4 million reclamation charge for an increase in the asset retirement obligation, as a result of a decrease in the risk-free interest rate used for discounting the liability, compared to a $34.5 million reclamation charge in 2019. The loss recorded in 2020 also included a $13.6 million non-cash write down in product inventory as a result of the continuing decline in the molybdenum price compared to $8.4 million in 2019.

Cash provided by operations was $11.4 million in 2020 compared to cash used by operations of $20.2 million in 2019. The increase was due to a $22.8 million United States tax refund received in the current year as a result of a change in income tax laws affecting prior year tax filings and an increase in cash generated from working capital.

In 2020, 13.8 million pounds of molybdenum were roasted, including 2.4 million pounds from tolling arrangements, which represented a 21% and 53% decrease over 2019, respectively. The decrease was primarily due to the decline in demand for industrial products that use molybdenum which was adversely affected by the demand disruption created by the COVID-19 pandemic.

Pre-Development Projects

Kemess Underground Project:

The Kemess Project (“Kemess”) is located in north-central British Columbia, Canada, approximately 250 kilometres north of Smithers, 430 kilometres northwest of Prince George and 209 kilometres from the Mount Milligan mine. The Kemess site includes infrastructure from the past producing Kemess South mine. There are currently no mining activities at the Kemess site and on-site activities consist of care and maintenance work and pre-development activities for the proposed Kemess Underground Project.

COVID-19

The Kemess Project continues to monitor controls that have been put in place to manage the exposure of its workforce to COVID-19 and has added to these controls as required. These measures have resulted in a COVID-19 free environment.

CENTERRA GOLD INC. ANNUAL REPORT 2020	43

Fourth Quarter 2020 compared to Fourth Quarter 2019

Care and maintenance costs of $4.2 million were recognized in the fourth quarter of 2020, compared to $5.2 million recognized in the fourth quarter of 2019. Capital expenditures of $2.2 million were recognized in the fourth quarter of 2020, compared to $7.1 million in the fourth quarter of 2019. The capital expenditures in the fourth quarter of 2020 included costs for technical engineering studies and the installation and commissioning of site generators. The capital expenditures in the fourth quarter of 2019 included the construction of a water treatment plant and water distribution system.

Year-ended December 31, 2020 compared to 2019

Care and maintenance costs of $16.1 million were recognized in 2020, compared to $14.9 million recognized in 2019. Capital expenditures of $12.9 million were recognized in 2020, compared to $32.7 million in 2019. The capital expenditures in 2020 included costs for technical engineering studies, water treatment plant performance testing, completion of the southern collection system pond construction and the installation and commissioning of site generators. The capital expenditures in 2019 included expenditures for the water treatment plant, camp refurbishment and mobile equipment purchases.

Greenstone Gold Property:

The Greenstone Gold property is located in northern Ontario, Canada approximately 275 kilometres northeast of Thunder Bay and includes the Hardrock deposit.

On December 15, 2020, the Company entered into an agreement with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited to sell the Company’s 50% interest in the Greenstone Partnership to Orion for cash consideration of $225 million, subject to certain adjustments and contingent consideration of approximately $75 million, assuming a gold price of $1,500 per ounce, based on the successful construction and operation of the mine, which will be recorded on achieving the applicable milestones.

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Gold Mines Partnership with final cash consideration received of $210 million, net of adjustments. As a result of the closing of this transaction, the Company expects to recognize a gain of approximately $72 million in the first quarter of 2021

Quarterly Results – Previous Eight Quarters

Over the last eight quarters, Centerra’s results reflect the impact of increasing gold sales during a period of rising gold prices. Production costs have also benefited from decreasing diesel fuel costs and depreciating Kyrgyz and Turkish currencies over the last eight quarters. Gold sold on a quarterly basis steadily increased from the first quarter of 2019 to the third quarter of 2019, followed by a slight decline in the fourth quarter of 2019 and increasing again in the first nine months of 2020 as the Öksüt mine reached commercial production, with a decline in the fourth quarter of 2020 due to lower ounces sold at Kumtor. The third quarter of 2019 reflects the impairment of $230.5 million recorded on the Mount Milligan mine and a $10 million Kyrgyz Republic settlement expense. A non-cash reclamation expense was recognized in the fourth quarters of 2019 and 2020 of $31.4 million and $53.4 million, respectively, as a result of a change in the interest rate used to discount the reclamation costs at the two molybdenum mine sites which are not in operation. The quarterly financial results for the last eight quarters are shown below:

CENTERRA GOLD INC. ANNUAL REPORT 2020	44

$ million, except per share data Quarterly data unaudited	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	387	515	413	374	313	388	341	334
Net earnings (loss)	95	206	88	20	(12)	(165)	33	50
Basic earnings (loss) per share	0.32	0.70	0.30	0.07	(0.04)	(0.56)	0.11	0.17
Diluted earnings (loss) per share	0.32	0.68	0.29	0.06	(0.04)	(0.56)	0.11	0.17

Related party transactions

Kyrgyzaltyn

The sole customer of gold doré from the Kumtor mine, Kyrgyzaltyn JSC (“Kyrgyzaltyn”), is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”), dated June 6, 2009 between KGC, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by KGC to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2020	2019
Sales:
Gross gold and silver sales to Kyrgyzaltyn(1)	$995,111	$836,689
Deduct: refinery and financing charges	(6,164)	(5,141)

Net sales revenue received from Kyrgyzaltyn	$988,947	$831,548

Expenses:
Contracting services provided by Kyrgyzaltyn(2)	$658	$1,146
Management fees payable to Kyrgyzaltyn	569	600

Expenses paid to Kyrgyzaltyn	$1,227	$1,746

(1)	As at December 31, 2020, there is no amount receivable from Kyrgyzaltyn from gold sales (December 31, 2019 - $0.1 million).
(2)	As at December 31, 2020, there is $0.9 million payable to Kyrgyzaltyn (December 31, 2019 - $1.2 million).

Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel, Vice President Business Development & Exploration, and Vice President and Chief Human Resources Officer who joined the Company in February 2020.

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The increase in compensation for key management personnel salaries and benefits is a combination of increase in executive officers from five to six together an increase in short-term incentives. The share-based compensation is driven by performance of the Company’s share price relative to the S&P/TSX Global Gold Index Total Return Index Value.

During the years ended December 31, 2020 and 2019, remuneration to directors and key management personnel were as follows:

Compensation of directors

	2020	2019
Fees earned and other compensation	$820	$1,259
Share-based compensation	3,011	2,465

Total expense	$3,831	$3,724

Compensation of key management personnel

	2020	2019
Salaries and benefits	$6,354	$4,311
Share-based compensation	9,264	7,756

Total expense	$15,618	$12,067

In 2020, the Company incurred an amount of $94 for services rendered by a family member of one of Centerra’s key management personnel. This person was acting as a consultant.

Contingencies

The following is a summary of contingencies with respect to matters affecting the Company and its subsidiaries. Readers are cautioned that the following is only a brief summary of such matters. For a more complete discussion of these matters, see the Company’s news releases and its most recently filed Annual Information Form and specifically the section therein entitled “Risks that can affect our business” available on SEDAR at www.sedar.com. The following summary also contains forward-looking statements and readers are referred to “Caution Regarding Forward-looking Information”.

Kyrgyz Republic

The Kyrgyz Parliamentary elections held in early October 2020 resulted in a period of political and social disruption in the Kyrgyz Republic, eventually leading to the cancellation of the Parliamentary election results and the resignation of the then Kyrgyz Prime Minister and President. Presidential elections were held in the Kyrgyz Republic on January 10, 2021, with Mr. Sadyr Japarov being elected President. A non-binding referendum on the Kyrgyz Republic’s form of government was also held on January 10, 2021 and the Company expects a process of constitutional reform to unfold in the coming months leading to a presidential form of government.

The Company understands that a parliamentary commission has been formed by the Kyrgyz Republic Parliament in February 2021, to review the effectiveness of the Kumtor Mine’s activities. The Company

CENTERRA GOLD INC. ANNUAL REPORT 2020	46

will review the mandate for the parliamentary commission when it becomes available to determine the precise scope of the commission’s proposed review and its response to the inquiries, if necessary.

Despite the changes to the political landscape in the Kyrgyz Republic and the uncertainty of the Parliamentary elections, the Kumtor operations have continued uninterrupted. The Company continues to monitor the situation with the objective of ensuring that the Kumtor mine continues its operation uninterrupted in accordance with its project agreements.

Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

Other

The Company operates in multiple countries around the world and accordingly is subject to, and pays, taxes under the various regimes in those jurisdictions in which it operates. These tax regimes are determined under general taxation and other laws of the respective jurisdiction. The Company has historically filed, and continues to file, all required tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company’s tax filings are subject to review and in connection with such reviews, disputes can arise with the taxing authorities over the Company’s interpretation of the country’s tax laws. The Company records provisions for future tax assessments considered to be probable. As at December 31, 2020, the Company did not have any material provision for claims or taxation assessments.

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Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2020, including payments due over the next five years and thereafter:

$ millions	Total	Due in Less than One Year	Due in 1 to 3 Years	Due in 4 to 5 Years	Due After 5 Years
Kumtor
Reclamation trust fund (1)	$22.0	$6.0	$16.0		—
Capital equipment (2)	27.3	27.3	—	—	—
Operational supplies	24.1	24.1	—	—	—
Mount Milligan
Operational supplies	1.0	1.0	—	—	—
Leases	13.9	4.3	7.7	1.9	—
Öksüt
Capital equipment (2)	3.0	2.3	0.7	—	—
Operational supplies	0.5	0.5	—	—	—
Leases	0.7	0.4	0.3	—	—
Kemess Project
Project development	—	—	—	—	—
Corporate and other
Leases	5.9	0.7	1.7	3.5	—
Total contractual obligations (2)	$98.4	$66.6	$26.4	$5.4	$—

(1)

Centerra’s future estimated decommissioning and reclamation costs for the Kumtor mine are present-valued at $56.5 million to be incurred beyond 2031. The settlement agreement with the Kyrgyz Republic Government requires this restricted cash to be funded at a rate of $6.0 million per year until the Reclamation Trust Fund reaches the total estimated reclamation cost for the Kumtor Project (no less than $69.0 million). The estimated future cost of closure, reclamation and decommissioning of the project are used as the basis for calculating the amount remaining to be deposited in the Reclamation Trust Fund ($69.0 million). On December 31, 2020 the balance in the Reclamation Trust Fund was $47.0 million (2019 - $40.9 million), with the remaining $22.0 million to be funded over the life of the mine.

(2)	Excludes trade payables and accrued liabilities.

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Company’s accounting policies, which are described in note 3 of the consolidated financial statements, the reported amounts of assets and liabilities and disclosure of commitments and contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions. Actual results could differ from those estimates.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that have a significant risk of causing a material adjustment to the carrying amounts of assets

CENTERRA GOLD INC. ANNUAL REPORT 2020	48

and liabilities and earnings within the next financial year are outlined in detail in note 4 of the December 31, 2020 financial statements.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout 2020.

Non-GAAP Measures

In the fourth quarter of 2020, the Company elected to present the World Gold Council’s (“WGC”) financial measure all-in costs on a by-product basis per ounce (“AIC”), which incorporates non-sustaining capital expenditures and certain development and overhead costs in addition to the sustaining costs that are included in the all-in sustaining costs on a by-product basis metric. Management believes the AIC metric will assist stakeholders in understanding the costs associated with producing gold over the entire lifecycle of the mine.

This document contains the following non-GAAP financial measures: all-in sustaining costs per ounce on a by-product basis, all-in sustaining costs per ounce on a by-product basis including revenue-based taxes, all-in sustaining costs per ounce on a co-product basis and all-in costs on a by-product basis per ounce. In addition, non-GAAP financial measures include adjusted net earnings, adjusted net earnings per common share (basic and diluted), average realized gold price, average realized copper price, adjusted cash provided by operations, free cash flow from operations and adjusted free cash flow from operations. These financial measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the WGC guidelines, which can be found at http://www.gold.org.

Management believes that the use of these non-GAAP measures will assist analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance, our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis, and for planning and forecasting of future periods. However, the measures do have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. Accordingly, these non-GAAP measures should not be considered in isolation, or as a substitute for, analysis of our results as reported under GAAP.

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Definitions

The following is a description of the non-GAAP measures used in this MD&A:

•

All-in sustaining costs on a by-product basis per ounce include adjusted operating costs, the cash component of capitalized stripping costs, corporate general and administrative expenses, accretion expenses, and sustaining capital, net of copper and silver credits. The measure incorporates costs related to sustaining production. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis per ounce excludes revenue-based taxes.

•	All-in sustaining costs on a by-product basis per ounce including revenue-based taxes, include revenue-based taxes at Kumtor.

•

All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, are based on an allocation of production costs between copper and gold based on the conversion of copper production to ounces of gold equivalent. For the fourth quarter and year-end of 2020, 576 and 633 pounds of copper, respectively, were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper excludes revenue-based taxes.

•

All-in costs on a by-product basis per ounce include all-in sustaining costs on a by-product basis including revenue-based taxes, exploration and study costs, non-sustaining capital expenditures, care and maintenance and pre-development costs.

•	Non-sustaining capital expenditures are costs incurred at new operations and costs related to major projects at existing operations where these projects will materially benefit the operation.

•

Adjusted net earnings is calculated by adjusting net earnings (loss) as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for items not associated with ongoing operations.

•

Adjusted cash provided by operations is calculated by adjusting cash provided by operations as recorded in the condensed consolidated interim statements of statements of cash flows for items not associated with ongoing operations.

•

Average realized gold price is calculated by dividing the different components of gold sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of ounces sold.

•

Average realized copper price is calculated by dividing the different components of copper sales (including third party sales, mark to market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement(1)) by the number of pounds sold.

•	Free cash flow is calculated as cash provided by operations less additions to property, plant and equipment.

•	Free cash flow from mine operations is calculated as cash provided by mine operations less additions to property, plant and equipment.

•	Adjusted free cash flow from operations is calculated as free cash flow adjusted for items not associated with ongoing operations.

(1)

Realized revenue for the gold and copper concentrate produced at the Mount Milligan mine reflects the actual price received from customers upon final settlement for both the contained gold and copper, less the difference between the cost of the purchased refined gold and copper warrants to satisfy the Company’s obligations under the Mount Milligan Streaming Arrangement and the amount the Company receives under that arrangement.

CENTERRA GOLD INC. ANNUAL REPORT 2020	50

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,							Twelve months ended December 31,
(Unaudited - $ millions, unless otherwise specified)	Consolidated		Kumtor		Mount Milligan		Öksüt	Consolidated		Kumtor		Mount Milligan		Öksüt
	2020	2019	2020	2019	2020	2019	2020	2020	2019	2020	2019	2020	2019	2020
Production costs attributable to gold	80.5	77.3	42.4	49.6	24.3	27.7	13.8	344.7	363.1	194.8	228.6	114.7	134.5	35.2
Production costs attributable to copper	23.5	21.4	—	—	23.5	21.4	—	94.7	98.2	—	—	94.7	98.2	—
Total production costs excluding molybdenum segment, as reported	104.0	98.7	42.4	49.6	47.8	49.1	13.8	439.4	461.3	194.8	228.6	209.4	232.7	35.2
Adjust for:
Third party smelting, refining and transport costs	3.6	3.8	1.1	1.3	2.5	2.5	—	15.0	14.0	6.2	5.1	8.8	8.9	—
By-product and co-product credits	(53.0)	(31.9)	—	—	(53.0)	(31.9)	—	(178.6)	(140.8)	—	—	(178.6)	(140.8)	—
Community costs related to current operations	2.2	2.4	2.2	2.4	—	—	—	19.3	8.7	19.3	8.7	—	—	—
Adjusted production costs	56.8	73.0	45.7	53.3	(2.7)	19.7	13.8	295.1	343.2	220.3	242.4	39.6	100.8	35.2
Corporate general administrative and other costs	17.6	9.0	—	—	0.3	—	—	46.1	44.6	—	—	1.2	—	—
Reclamation and remediation - accretion (operating sites)	0.3	0.5	0.3	0.4	—	0.1	—	1.0	1.9	1.0	1.4	—	0.5	—
Capitalized stripping(1)	55.3	28.2	48.1	28.2	—	—	7.2	154.0	76.5	142.5	76.5	—	—	11.5
Sustaining capital expenditures(1)	33.7	16.7	15.2	7.8	16.6	8.9	1.9	97.7	74.2	58.0	38.6	37.8	35.6	1.9
Sustaining leases	1.9	8.4	—	—	1.7	8.4	0.2	5.0	12.4	—	—	4.8	12.4	0.2
All-in sustaining costs on a by-product basis	165.6	135.8	109.3	89.7	15.9	37.1	23.1	599.0	552.8	421.8	358.9	83.4	149.3	48.8
Revenue-based taxes	25.2	28.3	25.2	28.3	—	—	—	138.5	116.4	138.5	116.4	—	—	—
All-in sustaining costs on a by-product basis (including revenue-based taxes)	190.8	164.1	134.5	118.0	15.9	37.1	23.1	737.5	669.2	560.3	475.3	83.4	149.3	48.8
Exploration and study costs	13.0	9.0	5.5	4.3	3.0	1.3	1.0	39.2	28.0	15.9	11.3	7.5	4.0	1.7
Non-sustaining capital expenditures(1)(2)	20.2	42.3	9.4	2.9	—	—	6.2	69.8	148.9	16.8	16.0	—	—	30.4
Care and maintenance costs and pre-development costs	5.8	10.8	—	—	—	—	—	24.3	32.7	—	—	—	—	—
All-in costs on a by-product basis	229.8	226.2	149.4	125.2	18.9	38.4	30.3	870.8	878.8	593.0	502.6	90.9	153.3	80.9
Ounces sold (000’s)	169.9	169.9	96.6	136.6	33.9	33.3	39.4	822.1	780.6	569.2	600.2	154.1	180.4	98.8
Pounds sold (millions)	19.0	14.3	—	—	19.0	14.3	—
Gold production costs ($ /oz sold)	474	455	439	363	716	831	350	419	465	342	381	744	746	356
Gold - All-in sustaining costs on a by-product basis ($ /oz sold)	974	799	1,131	657	469	1,114	586	729	708	741	598	541	828	494
Gold - All-in sustaining costs on a by-product basis, including revenue-based taxes ($ /oz sold)	1,122	966	1,391	864	469	1,114	586	897	857	984	792	541	828	494
Gold - All-in costs on a by-product basis ($ /oz sold)	1,352	1,331	1,545	916	558	1,155	769	1,059	1,126	1,042	838	590	849	819
Gold - All-in sustaining costs on a co-product basis ($ /oz sold)	1,073	829	1,131	657	1,033	1,269	586	799	737	741	598	934	950	494
Copper production costs ($ /pound sold)	1.24	1.50	n/a	n/a	1.24	1.50	n/a	1.18	1.46	n/a	n/a	1.18	1.46	n/a
Copper - All-in sustaining costs on a co-product basis ($ /pound sold)	1.79	2.28	n/a	n/a	1.79	2.28	n/a	1.47	1.85	n/a	n/a	1.47	1.85	n/a

(1)	Capital expenditures are presented on a cash basis.
(2)

Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures included construction costs related to the Öksüt mine and additional costs related to cut-back 20 at the Kumtor mine.

CENTERRA GOLD INC. ANNUAL REPORT 2020	51

Adjusted net earnings can be reconciled as follows:

Adjusted net earnings is intended to provide investors with information about the Company’s continuing income generating capabilities. This measure adjusts for the earnings impact of items not associated with ongoing operations.

	Three months ended December 31,		Twelve months ended December 31,
($ millions, except as noted)	2020	2019	2020	2019
Net earnings	$95.2	$(12.2)	$408.5	$(93.5)
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement	—	—	—	10.0
Asset Impairment - Mount Milligan	—	—	—	230.5
ARO revaluation at sites on care and maintenance	9.3	34.5	53.4	34.5

Adjusted net earnings	$104.5	$22.3	$461.9	$181.5

Net earnings (loss) per share - basic	$0.32	$(0.04)	$1.39	$(0.32)
Net earnings (loss) per share - diluted	$0.32	$(0.04)	$1.37	$(0.32)
Adjusted net earnings per share - basic	$0.35	$0.08	$1.57	$0.62
Adjusted net earnings per share - diluted	$0.35	$0.08	$1.55	$0.62

Adjusted cash provided by operations can be reconciled as follows:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019
Cash provided by operations	$182.0	$92.5	$930.0	$334.1
Adjust for items not associated with ongoing operations:
Kyrgyz Republic settlement payment	—	—	5.0	62.6

Adjusted cash provided by operations	$182.0	$92.5	$935.0	$396.7

Free cash flow and Adjusted free cash flow are calculated as follows:

	Three months ended December 31		Twelve months ended December 31
($ millions, except as noted)	2020	2019	2020	2019
Cash provided by operations (1)	$182.0	$92.5	$930.0	$334.1
Adjust for:
Additions to property, plant and equipment (1)	(105.2)	(92.9)	(326.2)	(299.4)

Free cash flow (deficit)	$76.8	$(0.4)	$603.8	$34.7

Adjust for:
Kyrgyz Republic settlement payment	—	—	5.0	62.6

Adjusted Free cash flow (deficit)	$76.8	$(0.4)	$608.8	$97.3

(1)	As presented in the Company’s Consolidated Statement of Cash Flows.

CENTERRA GOLD INC. ANNUAL REPORT 2020	52

Average realized sales price for gold

The average realized gold price per ounce sold is calculated by dividing gold sales revenue, together with the final pricing adjustments and mark-to-market adjustments by the ounces sold, as shown in the table below:

	Three months ended December 31,		Twelve months ended December 31,
Average realized sales price for gold	2020	2019	2020	2019
Gold sales reconciliation ($ millions)
Gold sales - Kumtor	178.1	200.5	981.6	827.5
Gold sales - Öksüt	74.3	—	186.5	—
Gold sales - Mt. Milligan
Gold sales related to cash portion of Royal Gold stream	5.1	5.1	23.5	27.4
Mark-to-market adjustments on sales to Royal Gold	0.2	0.7	6.3	1.7
Final adjustments on sales to Royal Gold	(0.4)	(0.9)	(10.7)	(4.0)

Total gold sales under Royal Gold stream	4.9	4.9	19.1	25.1
Gold sales to third party customers	41.2	32.8	175.0	164.3
Mark-to-market adjustments	2.4	2.7	4.0	(2.7)
Final pricing adjustments	(1.9)	(1.6)	9.0	8.6
Final metal adjustments	0.3	(0.7)	(1.4)	(0.2)

Total gold sales to third party customers	42.0	33.2	186.6	170.0
Gold sales, net of adjustments	46.9	38.1	205.7	195.1
Refining and treatment costs	(0.2)	(0.2)	(0.7)	(0.9)

Total gold sales	46.7	37.9	205.0	194.2

Total gold revenue - Consolidated	299.2	238.4	1,373.1	1,021.7

Ounces of gold sold
Gold ounces sold - Kumtor	96,641	136,568	569,213	600,231
Gold ounces sold - Öksüt	39,380	—	98,849	—
Ounces sold to Royal Gold - Mt. Milligan	11,842	11,577	53,684	62,800
Ounces sold to third party customers - Mt. Milligan	22,087	21,747	100,416	117,623

Total ounces sold - Consolidated(1)	169,950	169,892	822,162	780,654

Average realized sales price for gold on a per ounce basis
Average realized sales price - Kumtor	1,843	1,468	1,725	1,379
Average realized sales price - Öksüt	1,887	—	1,887	—
Average realized gold price - Royal Gold	435	435	435	435
Average realized gold price - Mark-to-market adjustments	15	43	118	27
Average realized gold price - Final pricing adjustments	(31)	(80)	(199)	(64)

Average realized gold price - Mt. Milligan - Royal Gold	419	398	354	398
Average realized gold price - Third party	1,866	1,510	1,743	1,397
Average realized gold price - Mark-to-market adjustments	108	126	40	(23)
Average realized gold price - Final pricing adjustments	(88)	(71)	90	73
Average realized gold price - Final metal adjustments	13	(30)	(14)	(2)

Average realized gold price - Mt. Milligan - Third party	1,899	1,535	1,859	1,445
Average realized gold price - Mt. Milligan - Combined	1,376	1,137	1,330	1,077

Average realized sales price for gold - Consolidated	1,760	1,403	1,670	1,309

(1)	Includes ounces sold at Öksüt from June 1, 2020, after Öksüt achieved commercial production on May 31, 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	53

Average realized sales price for Copper - Mount Milligan

The average realized copper price per pound is calculated by dividing copper sales revenue, together with the final pricing adjustments and mark-to-market adjustments per pound, as shown in the table below:

	Three months ended December 31,		Twelve months ended December 31,
Average realized sales price for Copper - Mount Milligan	2020	2019	2020	2019
Copper sales reconciliation ($ millions)
Copper sales related to cash portion of Royal Gold stream	1.7	1.0	6.2	5.2
Mark-to-market adjustments on Royal Gold stream	0.4	(0.6)	2.1	(0.9)
Final adjustments on sales to Royal Gold	(1.3)	(0.2)	(3.5)	(0.1)

Total copper sales under Royal Gold stream	0.8	0.2	4.8	4.2
Copper sales to third party customers	49.1	30.0	179.6	147.0
Mark-to-market adjustments	3.2	5.4	5.4	8.1
Final pricing adjustments	3.5	1.1	6.8	0.6
Final metal adjustments	(0.2)	(1.0)	(2.8)	(2.0)

Total copper sales to third party customers	55.6	35.5	189.0	153.7

Copper sales, net of adjustments	56.4	35.7	193.8	157.9
Refining and treatment costs	(3.4)	(3.8)	(15.2)	(17.1)

Copper sales	53.0	31.9	178.6	140.8

Pounds of copper sold (000’s lbs)
Pounds sold to Royal Gold	3,563	2,684	15,124	12,682
Pounds sold to third party customers	15,412	11,617	65,353	54,748

Total pounds sold	18,975	14,301	80,477	67,430

Average realized sales price for copper on a per pound basis
Copper sales related to cash portion of Royal Gold stream	0.48	0.38	0.41	0.41
Mark-to-market adjustments on Royal Gold stream	0.11	(0.21)	0.14	(0.07)
Final pricing adjustments on Royal Gold stream	(0.37)	(0.07)	(0.23)	(0.01)

Average realized copper price - Royal Gold	0.22	0.10	0.32	0.33

Average realized copper price - Third party	3.19	2.58	2.75	2.68
Average realized copper price - Mark-to-market adjustments	0.21	0.45	0.08	0.15
Average realized copper price - Final pricing adjustments	0.23	0.10	0.10	0.01
Average realized copper price - Metal pricing adjustments	(0.01)	(0.09)	(0.04)	(0.04)

Average realized copper price - Third party	3.62	3.04	2.89	2.80

Average realized copper price - Combined	2.79	2.23	2.22	2.09

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources

The production information and other scientific and technical information presented in this document, including the production estimates were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (APGO) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101 technical report dated February 24, 2021 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used are described in the technical report.

CENTERRA GOLD INC. ANNUAL REPORT 2020	54

The Mount Milligan deposit is described in a NI 43-101 technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

The Öksüt deposit is described in a NI 43-101 technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance-quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs.

Mineral Reserves and Mineral Resources

On February 24, 2021, the Company released the results of the updated mineral reserve and mineral resource estimates for the Kumtor Mine, the Mount Milligan Mine, the Öksüt Mine, and the Kemess Property, all as of December 31, 2020. The 2020 mineral reserves and resources estimate excludes the Greenstone property (Hardrock), the sale of which was announced December 15, 2020. For additional details, please see the news release “Centerra Gold 2020 Year-End Mineral Reserves and Resources, Kumtor Technical Report and Fourth Quarter Exploration Update” filed on SEDAR and posted on the Company’s website on February 24, 2021.

Mount Milligan’s mineral reserves and mineral resources are presented on a 100% basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby Royal Gold is entitled to 35% and 18.75% of gold and copper sales respectively. Under this streaming arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Total gold mineral reserves and resources

Gold (000s attributable ounces contained) (1)(4)	2020	2019
Total proven and probable mineral reserves	11,166	11,086
Total measured and indicated mineral resources (2)	7,948	13,347
Total inferred mineral resources(2)(3)	5,379	6,722

(1)

Centerra’s equity interests as at December 31, 2020, are as follows: Mount Milligan 100%, Kumtor 100%, Öksüt 100% and Kemess Underground and Kemess East 100%. The mineral reserves and mineral resources above reflect Centerra’s equity interests in the applicable properties.

(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

CENTERRA GOLD INC. ANNUAL REPORT 2020	55

Total copper mineral reserves and resources

Copper (million pounds contained) (1)(4)	2020	2019
Total proven and probable mineral reserves	1,467	1,589
Total measured and indicated mineral resources (2)	5,329	5,327
Total inferred mineral resources(2)(3)	520	502

(1)	Centerra’s equity interests as at December 31, 2020, are as follows: Mount Milligan 100%, Kemess Underground 100%, Kemess East 100% and Berg 100%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)

Production at Mount Milligan is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Total molybdenum mineral reserves and resources

Molybdenum (million pounds contained) (1)(3)(4)	2020	2019
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	636	636
Total inferred mineral resources(3)	50	50

(1)	Centerra’s equity interests are Berg 100%, Thompson Creek 100%, and Endako 75%.
(2)	Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.

(3)

Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

(4)	Molybdenum mineral resources at Berg, Thompson Creek and Endako were estimated using a molybdenum price of $14.00 per pound. The exchange rate used at Berg and Endako was 1USD:1.25CAD

Material assumptions used to determine mineral reserves and mineral resources are as follows:

	2020	2019
Gold price
Gold mineral reserves ($/oz)	1,250-1,350	1,250
Gold mineral resources ($/oz)	1,500-1,550	1,500
Copper price
Copper mineral reserves ($/lb)	3.00	3.00
Copper mineral resources ($/lb)	3.50	3.50
Foreign exchange rates
1 USD : Cdn dollar	1.25	1.25
1 USD : Kyrgyz som	70	65
1 USD : Turkish Lira	5.50	5.50

CENTERRA GOLD INC. ANNUAL REPORT 2020	56

Centerra Gold Inc.

Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States Dollars)

CENTERRA GOLD INC. ANNUAL REPORT 2020	57

Report of Management’s Accountability

The accompanying audited consolidated financial statements of Centerra Gold Inc. were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for significant accounting judgments and audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report; examines the fees and expenses for audit services; and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Original signed by:	Original signed by:
Scott G. Perry	Darren J. Millman
President and Chief Executive Officer	Vice President and Chief Financial Officer

February 23, 2021

CENTERRA GOLD INC. ANNUAL REPORT 2020	58

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Centerra Gold Inc.

Opinion

We have audited the consolidated financial statements of Centerra Gold Inc. (the Entity), which comprise:

•	the consolidated statements of financial position as at December 31, 2020 and December 31, 2019

•	the consolidated statements of earnings (loss) and other comprehensive income (loss) for the years then ended December 31, 2020 and December 31, 2019

•	the consolidated statements of Shareholders’ equity for the years then ended December 31, 2020 and December 31, 2019

•	the consolidated statements of cash flows for the years then ended December 31, 2020 and December 2019

•	and notes to the consolidated financial statements, including a summary of significant accounting policies (Hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at December 31, 2020 and December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our auditors’ report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements for the year ended December 31, 2020. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

CENTERRA GOLD INC. ANNUAL REPORT 2020	59

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

We have determined the matters described below to be the key audit matters to be communicated in our auditors’ report.

Evaluation of indicators of impairment and reversal of impairment for long-lived assets

Description of the matter

We draw attention to Note 3(j), Note 4(i) and Note 9 to the financial statements. Long-lived assets, including goodwill, are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. A cash-generating unit (“CGU”) is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets. Long-lived assets are $1.7 billion. Significant judgment is required in assessing indicators of impairment or reversal of impairment. The Entity completes an evaluation at each reporting period of potential impairment indicators or reversal of impairment, considering both external and internal sources of information.

Why the matter is a key audit matter

We identified the evaluation of indicators of impairment and reversal of impairment for long-lived assets as a key audit matter. Long-lived assets are material to the financial statements. Significant auditor judgment is required to evaluate the results of our audit procedures and assess the Entity’s determination of whether the internal and external factors, individually and in the aggregate, result in indicators of impairment or reversal of impairment.

How the matter was addressed in the audit

The following are the primary procedures we performed to address this key audit matter.

We evaluated the Entity’s analysis of internal and external factors within their impairment and reversal of impairment indicators memorandum by considering whether quantitative and qualitative information in the analysis was consistent with other evidence in other areas of the audit. This included:

•	Information included in Entity’s press releases and management’s discussion and analysis

•	Other evidence obtained in other areas of the audit, including estimates of mineral reserves and resources and internal communications to management and the Board of Directors.

To assess the Entity’s ability to accurately forecast:

•	We compared for certain CGUs the Entity’s operating and capital cost estimates to actual results

•	We compared by CGU the Entity’s production estimates to actual production.

To search for significant changes in the external environment we:

•	Inspected publicly available market data for changes in the price of gold, copper, molybdenum prices, discount rates and foreign exchange rates

•	Compared the Entity’s market capitalization to the carrying value of its net assets.

CENTERRA GOLD INC. ANNUAL REPORT 2020	60

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.

•	the information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report”

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

The information, other than the financial statements and the auditors’ report thereon, included in the “Annual Report” is expected to be made available to us after the date of this auditors’ report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity‘s financial reporting process.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in

CENTERRA GOLD INC. ANNUAL REPORT 2020	61

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Entity to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

CENTERRA GOLD INC. ANNUAL REPORT 2020	62

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group Entity to express an opinion on the financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

•

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

The engagement partner on the audit resulting in this auditor’s report is Daniel Gordon Ricica.

Toronto, Canada

February 23, 2021

CENTERRA GOLD INC. ANNUAL REPORT 2020	63

Centerra Gold Inc.

Consolidated Statements of Financial Position

		December 31, 2020	December 31, 2019
(Expressed in thousands of United States Dollars)
	Notes
Assets
Current assets
Cash and cash equivalents		$545,180	$42,717
Amounts receivable	6	66,108	79,022
Inventories	7	580,587	774,060
Assets held-for-sale	5	140,005	—
Other current assets	8	40,961	36,869

		1,372,841	932,668
Property, plant and equipment	9	1,686,067	1,669,516
Reclamation deposits	13	47,083	40,999
Other assets	10	30,018	58,470

		1,763,168	1,768,985

Total assets		$3,136,009	$2,701,653

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	$232,704	$238,339
Revenue-based tax payable		5,073	744
Income tax payable		2,474	1,034
Liabilities held-for-sale	5	2,255	—
Other current liabilities	8	15,322	4,692

		257,828	244,809
Long-term debt	12	—	70,007
Deferred income tax liability	22	39,473	33,733
Provision for reclamation	13	351,149	265,049
Other liabilities	10	21,541	22,211

		412,163	391,000
Shareholders’ equity
Share capital	23	975,122	960,404
Contributed surplus		30,601	26,278
Accumulated other comprehensive income (loss)		11,600	(752)
Retained earnings		1,448,695	1,079,914

		2,466,018	2,065,844

Total liabilities and Shareholders’ equity		$3,136,009	$2,701,653

Commitments and contingencies (note 25)
Subsequent events (notes 5 and 23d)

The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors
Original signed by:
Michael S. Parrett	Richard W. Connor

CENTERRA GOLD INC. ANNUAL REPORT 2020	64

Centerra Gold Inc.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

For the years ended December 31,		2020	2019
(Expressed in thousands of United States Dollars)
(except per share amounts)
	Notes
Revenue	15	$1,688,675	$1,375,328
Cost of sales
Production costs	16	590,624	676,632
Depreciation, depletion and amortization		305,286	239,511
Standby costs	17	6,728	9,100

Earnings from mine operations		786,037	450,085
Revenue-based taxes	22a	138,493	116,417
Exploration and development costs		47,442	45,958
Corporate administration	18	45,674	45,265
Care and maintenance expense		29,117	28,529
Impairment	19	—	230,500
Other operating expenses	20	87,095	69,113

Earnings (loss) from operations		438,216	(85,697)
Other expense (income), net		7,028	(1,450)
Finance costs	21	14,941	16,337

Earnings (loss) before income tax		416,247	(100,584)
Income tax expense (recovery)	22	7,709	(7,071)

Net earnings (loss)		$408,538	$(93,513)
Other Comprehensive Income (Loss)
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation		$839	$1,753
Net unrealized gain (loss) on derivative instruments	28	11,513	(395)
Post-retirement benefit		—	(22)

Other comprehensive income (“OCI”)		12,352	1,336

Total comprehensive income (loss)		$420,890	$(92,177)

Basic earnings (loss) per share	23	$1.39	$(0.32)
Diluted earnings (loss) per share	23	$1.37	$(0.32)

The accompanying notes form an integral part of these consolidated financial statements.

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Centerra Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31,		2020	2019
(Expressed in thousands of United States Dollars)
Operating activities
	Notes
Earnings (loss) from operations		$408,538	$(93,513)
Adjustments for the following items:
Depreciation, depletion and amortization		314,947	245,746
Finance costs	21	14,941	16,337
Share-based compensation expense		20,348	19,773
Reclamation expense		53,135	34,439
Asset impairment	19	—	230,500
Other	24b	40,747	(54,819)

Cash provided by operations before changes in working capital		852,656	398,463
Changes in working capital	24a	77,359	(64,314)

Cash provided by operations		930,015	334,149

Investing activities
Property, plant and equipment additions		(326,240)	(299,443)
Decrease (increase) in restricted cash		25,246	(481)
Increase in other assets		(2,382)	(9,725)

Cash used in investing		(303,376)	(309,649)

Financing activities
Debt drawdown	12	250,000	302,804
Debt repayment	12	(327,472)	(417,986)
Payment of borrowing costs		(8,515)	(9,293)
Lease payments	14	(6,037)	(16,962)
Proceeds from common shares issued		7,793	7,949
Dividends declared and paid	23d	(39,757)	—

Cash used in financing		(123,988)	(133,488)

Increase (decrease) in cash during the year		502,651	(108,988)
Cash at beginning of the year		42,717	151,705
Reclassified to assets held-for-sale	5	(188)	—

Cash at end of the year		$545,180	$42,717

The accompanying notes form an integral part of these consolidated financial statements.

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Centerra Gold Inc.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States Dollars, except share information)

	Number of Common Shares	Share Capital Amount	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2019	291,999,949	$949,328	$27,364	$(2,088)	$1,173,427	$2,148,031
Net loss		—	—	—	(93,513)	(93,513)
Other comprehensive income		—	—	1,336	—	1,336
Transactions with owners:
Share-based compensation expense		—	1,940	—	—	1,940
Issued on exercise of stock options	1,505,768	9,960	(3,026)	—	—	6,934
Issued under the employee share purchase plan	169,890	1,015	—	—	—	1,015
Issued on redemption of restricted share units	14,849	101	—	—	—	101

Balance at December 31, 2019	293,690,456	$960,404	$26,278	$(752)	$1,079,914	$2,065,844

Net earnings		—	—	—	408,538	408,538
Other comprehensive income		—	—	12,352	—	12,352
Transactions with owners:
Share-based compensation expense		—	10,564	—	—	10,564
Issued on exercise of stock options	1,490,465	10,641	(3,291)	—	—	7,350
Issued under the employee share purchase plan	520,165	1,096	—	—	—	1,096
Issued on redemption of restricted share units	126,820	2,981	(2,950)	—	—	31
Dividend declared and paid	—	—	—	—	(39,757)	(39,757)

Balance at December 31, 2020	295,827,906	$975,122	$30,601	$11,600	$1,448,695	$2,466,018

The accompanying notes form an integral part of these consolidated financial statements.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

1. Nature of operations

Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1500, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Asia and other markets worldwide.

2. Basis of presentation

a. Statement of Compliance

The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These financial statements were authorized for issuance by the Board of Directors of the Company (the “Board”) on February 23, 2021.

b. Basis of Presentation

Overview

These consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value. The consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except where otherwise noted.

Subsidiaries

These consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries consist of entities from which the Company is exposed, or has rights, to variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The Company reassesses whether or not it controls a subsidiary if facts and circumstances indicate that there are changes to one or more of the elements of control.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Joint Arrangements

A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

A joint operation is a joint arrangement whereby the parties have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These consolidated financial statements include the Company’s interests in the assets, liabilities, revenues and expenses of the joint operations, from the date that joint control commenced. The Company’s 50% interest in the Greenstone Partnership and 75% interest in the Endako Mine have been accounted for as joint operations.

Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current status	Entity Type	Basis of Accounting	Property Ownership
Kumtor Gold Company (“KGC”)	Kumtor Mine -Kyrgyz Republic	Operation	Subsidiary	Consolidation	100%
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	Subsidiary	Consolidation	100%
Langeloth Metallurgical Company LLC (“Langeloth”) Molybdenum Processing Facility	Langeloth - United States	Operation	Subsidiary	Consolidation	100%
Öksüt Madencilik A.S. (“OMAS”)	Öksüt Mine - Turkey	Operation	Subsidiary	Consolidation	100%
Greenstone Gold Mines LP (“Greenstone Partnership”)	Greenstone Gold Property - Canada	Available for sale(a)	Joint operation	Proportionate consolidation	50%
AuRico Metals Inc.	Kemess Project - Canada (“Kemess”)	Pre-development	Subsidiary	Consolidation	100%
Thompson Creek Mining Company	Thompson Creek Mine - United States	Care and Maintenance	Subsidiary	Consolidation	100%
Thompson Creek Metals Company Inc.	Endako Mine -Canada	Care and Maintenance	Joint operation	Proportionate consolidation	75%

(a)	Property divestment completed on January 19, 2021 (note 5).

As at December 31, 2020 the Company owns exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States of America.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

3. Summary of significant accounting policies

The significant accounting policies summarized below have been applied consistently to all periods presented in these consolidated financial statements.

a. Business combinations

The Company uses the acquisition method of accounting for business combinations, whereby the purchase consideration transferred in the acquisition is allocated to the identifiable net assets acquired on the basis of fair value. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process, within a measurement period not to exceed one year from the acquisition date.

Acquisition-related costs are expensed as incurred. Assets acquired and liabilities assumed in a business combination are measured initially at fair value at the acquisition date. The excess of the consideration transferred over the fair value of the net assets acquired is recorded as goodwill. A gain is recorded through the Statement of Earnings and Comprehensive Income (“Statement of Earnings”) if the cost of the acquisition is less than the fair values of the identifiable net assets acquired.

b. Non-current assets and disposal groups held-for-sale

Non-current assets or disposal groups are classified as assets held-for-sale (“HFS”) if it is highly probable that they will be sold in their current condition within one year from the date of classification. Assets and disposal groups that meet the criteria to be classified as HFS are recorded at the lower of carrying amount and fair value less cost of disposal. Impairment losses on initial classification as HFS and subsequent gains and losses on remeasurement are recognized in the Statement of Earnings. Once classified as HFS, property, plant and equipment are no longer depreciated. The assets and disposal groups classified as HFS are presented separately in the Consolidated Statement of Financial Position (“Statement of Financial Position”).

c. Foreign currency

The functional currency of the Company, including its subsidiaries and joint operations is the currency of the primary economic environment in which it operates. The functional currency of the Company’s operations is the United States dollar (“USD”), except for the Greenstone Partnership, which has a functional currency of the Canadian dollar (“Cdn$”). This results in translation gains (losses) being recorded as part of Other Comprehensive Income in the Statement of Earnings.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Foreign currency transactions are translated into an entity’s functional currency as follows:

•

Non-monetary items that are measured at historical cost are translated at the historical exchange rates prevailing at each transaction date. Non-monetary items that are measured at fair value are translated at the exchange rate in effect at the date the fair value was measured.

•	Monetary items are translated at the closing rate in effect at the Statement of Financial Position date.

•	Revenue and expense items are translated using the average exchange rate during the period.

d. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and short-term investments with original maturities of 90 days or less. Cash and cash equivalents are classified as financial instruments carried at amortized cost.

e. Restricted cash and restricted short-term investments

Cash and short-term investments which are subject to legal or contractual restrictions on their use are classified separately as restricted cash and restricted short-term investments.

f. Inventories

Metal inventories, including heap leach ore, stockpiled ore, in-circuit gold, gold and copper concentrate, gold doré and molybdenum inventory are valued at the lower of weighted average production cost and net realizable value (“NRV”).

The cost of inventories is determined on a weighted-average basis and includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Costs of inventories include direct materials, direct labour, transportation, shipping, freight and insurance costs, mine-site overhead expenses and depreciation, depletion and amortization of mining assets. Molybdenum inventory additionally includes amounts paid for molybdenum concentrate purchased from third parties, as well as costs associated with beneficiation and roasting.

NRV is calculated as the estimated price in the ordinary course of business, less costs to be incurred in converting the relevant inventories to saleable product and delivering it to a customer. Any write-down of inventories to NRV or reversals of previous write-downs are recognized in the Statement of Earnings in the period that the write-down or reversal occurs.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Supplies inventory and spare parts is valued at weighted average cost. Provisions are recorded to reduce supplies inventory to NRV, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete.

g. Property, plant and equipment

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost, including all expenditures incurred to prepare an asset for its intended use. An item of buildings, plant and equipment is de-recognized upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between any proceeds received and the carrying amount of the asset) is included in the Statement of Earnings in the year the asset is de-recognized.

Buildings, plant and equipment are depreciated according to either the units-of-production method or on a straight-line basis over their expected useful life, according to the pattern in which the asset’s future economic benefits are expected to be consumed. Depreciation commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use, they are measured at cost less accumulated depreciation and applicable impairment losses.

Where an item of building, plant and equipment comprises major components with different useful lives, the components are depreciated separately but are grouped for disclosure purposes as building, plant and equipment. Major overhaul expenditures and the cost of replacement of a major component are depreciated over the average expected period between major overhauls.

Management annually reviews the estimated useful lives, residual values and depreciation methods of the Company’s building, plant and equipment and also when events and circumstances indicate that such a review should be undertaken. Changes to estimated useful lives, residual values or depreciation methods resulting from such reviews are accounted for prospectively.

The following table sets out the useful lives of certain assets:

Useful Life
Buildings, plant and equipment	2 to 20 years
Mobile equipment	2 to 10 years
Light vehicles and other mobile equipment	2 to 10 years
Furniture, computer and office equipment	2 to 5 years

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Construction-in-progress

Assets under construction are capitalized as construction-in-progress until the asset is available for use. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, survey costs, freight charges, transportation insurance costs, duties, testing and preparation charges and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on properties in the development stage are included in the carrying amount of the development project in construction-in-progress. A property is classified as a development property when a mine plan has been prepared and a decision is made to commercially develop the property. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities for extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred from the time the development decision is made until when the asset is ready for its intended use are capitalized. Proceeds from mineral sales are offset against costs capitalized prior to a mine being capable of operating at levels intended by management and is not included in revenue from mining operations.

Borrowing costs are capitalized to qualifying assets and are included in construction-in-progress. Qualifying assets are assets that take a substantial period of time to prepare for the Company’s intended use, which includes projects that are in the exploration and evaluation, pre-development and development stages. Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets until such time as the assets are substantially ready for their intended use. All other borrowing costs are expensed as finance costs in the period in which they are incurred. Where the funds used to finance a qualifying asset form part of a general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period.

Construction-in-progress is not depreciated. When an asset becomes available for use, its costs are transferred from construction-in-progress into the appropriate asset classification such as mineral properties, building, plant and equipment. Depreciation commences once the asset is complete and available for use.

Mineral properties

The cost of mineral properties includes the fair value attributable to proven and probable mineral reserves and mineral resources acquired, development costs, capitalized exploration and evaluation costs and capitalized borrowing costs. These costs incurred are directly attributable to

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

bringing a mineral property to the state where it is capable of operating in the manner intended by management (“commercial production”). In determining whether a mine has achieved commercial production, the criteria considered include the following:

•	Substantial completion of the construction activities;

•	Ability to produce minerals in saleable form (within specifications);

•	Completion of a reasonable period of testing of mine plant and equipment; and

•	Ability to sustain ongoing production of minerals.

After a mine property has been brought into commercial production, costs are expensed as incurred or capitalized to inventory. Once in commercial production, sales are recognized as revenues and production costs as a component of cost of sales, instead of being deducted from or added to the capitalized construction cost of the mine and amortization of capitalized costs in property, plant and equipment commences.

Mineral properties are depreciated on a units-of-production basis over the estimated economic life of the mine to which they relate.

Deferred stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials to access ore from which minerals can be extracted economically is referred to as stripping. Stripping costs incurred in the production phase are accounted for as costs of the inventory produced during the period that the stripping costs are incurred, unless these costs are expected to provide a future economic benefit to an identifiable component of the ore body. Components of the ore body are based on the distinct development phases identified by the mine planning engineers when determining the optimal development plan for the open pit.

Stripping costs incurred in the production phase provide a future economic benefit when:

•	It is probable that the future economic benefit associated with the stripping activity will flow to the Company;

•	The Company can identify the component of the ore body for which access has been improved; and

•	The costs relating to the stripping activity associated with that component can be measured reliably by the Company.

Where a mine operates several open pits that are regarded as separate operations for the purpose of mine planning, stripping costs are accounted for separately by reference to the ore from each separate pit. A “component” is a specific section of the ore body that is made more accessible by the stripping activity and is typically a subset of the larger ore body that is distinguished by a separate useful economic life.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

When the costs of the stripping activity asset and the inventory produced are not separately identifiable, the Company allocates the production stripping costs between the inventory produced and the stripping activity asset by using an allocation basis that is based on a relevant production measure. This production measure is calculated for the identified component of the ore body and is used as a benchmark to identify the extent to which the additional activity of creating a future benefit has taken place. The benchmark used divides the total tonnage mined (ore and waste) for the component or pit for the period by the quantity of minerals contained in the ore mined for the component or pit.

Capitalized stripping costs are depleted on a units-of-production basis over the proven and probable reserves that become more accessible as a result of the stripping activity.

h. Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by assessing if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company uses the following criteria to assess whether a contract conveys the right to control the use of an identified asset:

•	The contract involves the use of an explicitly or implicitly identified lease;

•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	The Company has the right to direct the use of the asset.

If a contract is assessed to contain a lease, a lease liability and right-of-use (“ROU”) asset is recognized at the commencement date of the lease (i.e. the date the underlying asset is available for use).

ROU assets are measured at cost less any accumulated depreciation and impairment losses and adjusted for any remeasurements of the lease liability. Such costs include the initial amount of lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the ROU assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. ROU assets are subject to impairment.

At the commencement date, the lease liability is measured at the present value of lease payments to settle the lease contract, discounted using the interest rate implicit in the lease agreement or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the lease liability is increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments, changes based on an index or rate or a change in the assessment to purchase the underlying asset.

i.	Goodwill

Goodwill represents the difference between the cost of a business acquisition and the fair value of the identifiable net assets acquired.

Upon acquisition, goodwill is allocated to the cash-generating units (“CGU”) expected to benefit from the related business combination. A CGU, in accordance with IAS 36, Impairment of Assets, is identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash flows from other assets. Subsequent to initial measurement, goodwill is measured at cost less accumulated impairment losses and is not amortized.

The Company evaluates, on at least an annual basis on September 1, the carrying amount of a CGU to which goodwill is allocated, for potential impairment. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are recorded in the Statement of Earnings and are not subsequently reversed.

j.	Impairment

Long-lived assets, including goodwill, are reviewed for impairment indicators at each reporting period. If an indicator of impairment exists, the Company calculates the recoverable amount of the asset to determine if any impairment loss is required. The recoverable amount is the greater of value-in-use (“VIU”) and fair value less costs of disposal (“FVLCD”) of an asset or CGU. An impairment loss is recognized for any excess of the carrying amount of the CGU over its recoverable amount. Impairment losses are recorded in the Statement of Earnings in the period in which they occur.

If the CGU includes goodwill, the Company first applies the impairment loss to reduce goodwill and then any further excess is applied to the CGU’s other long-lived assets based on their carrying amounts on a pro-rata basis. Assumptions, such as gold price, copper price, molybdenum price, exchange rates, discount rate, and expenditures underlying the estimate of recoverable value are subject to risks and uncertainties.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The best evidence of FVLCD is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCD is based on the best information available to reflect the amount the Company could receive for the CGU in an arm’s length transaction, which the Company typically estimates using discounted cash flow methods based on detailed mine and/or production plans.

CGUs with previous impairment charges to long-lived assets, other than goodwill, are monitored for potential indicators of impairment reversal. Any impairment charge that is taken on a long-lived asset, other than goodwill, is reversed if there are subsequent changes in the estimates or significant assumptions that were used to recognize the impairment loss that result in an increase in the recoverable amount of the CGU. If an indicator of impairment reversal has been identified, the recoverable amount of the long-lived asset is calculated in order to determine if any impairment reversal is required. This reversal is recognized in earnings and is limited to the carrying value that would have been determined, net of any depreciation, depletion and amortization, where applicable, had no impairment charge been recognized in prior years. Impairment reversals are recorded in the Statement of Earnings in the period in which they occur.

k.	Provision for reclamation

Provisions for reclamation arise from the acquisition, development and construction of mining properties and plant and equipment that are subject to government controls and regulations that protect the environment on the closure and reclamation of mining properties. Provisions for reclamation are recognized at the time that an environmental disturbance occurs or a new legal or constructive obligation is determined. The major parts of the carrying amount of provisions relate to tailings facilities and heap leach pad closure and rehabilitation, demolition of buildings and mine facilities, ongoing water treatment and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. Provisions for reclamation are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a pre-tax risk-free discount rate.

Each reporting period, provisions for reclamation are remeasured to reflect any changes to significant assumptions, including changes in discount rates, foreign exchange rates and the timing or amounts of the costs to be incurred. For operating sites, when the provision for reclamation is recognized or adjusted for an operating asset, the corresponding cost is capitalized to the related item of property, plant and equipment, except where a reduction in the obligation is greater than the amount capitalized, in which case the capitalized costs are reduced to nil and the remaining adjustment is included in the Statement of Earnings. Reclamation provisions that result from

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

disturbance in the land to extract ore in the current period are included in the cost of inventories. When the provision for reclamation is recognized or adjusted for closed sites, the cost is included in other operating expenses in the Statement of Earnings.

The provisions are adjusted each period to reflect the passage of time and are recorded in finance costs in the period incurred. Upon settlement of the provision for reclamation, the Company records a gain or loss if the actual cost differs from the carrying amount of the provision. Settlement gains or losses are recorded in the Statement of Earnings.

l.	Litigation and other provisions

Provisions are recorded when a legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the amount required to settle the present obligation estimated at the end of each reporting period, taking into account the risks and uncertainties surrounding the obligation. A provision is measured using the present value of cash flows estimated to settle the present obligation, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. The increase in provision due to the passage of time is recognized as a finance cost in the Statement of Earnings.

Contingent liabilities may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies, the Company, with assistance from its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable, but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.

m.	Debt

Debt is initially recognized at fair value, net of financing costs incurred. Debt is subsequently measured at amortized cost. Any difference between the amounts received and the redemption value of the debt is recognized in the Statement of Earnings over the period to maturity using the effective interest method.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

n. Share-based compensation

Stock Option plan

Stock options are equity-settled share-based compensation awards. The fair value of stock options at the grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized over the stock option vesting period based on the number of units estimated to vest. This expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus, are credited to common shares.

Performance Share Unit Plan

Under Centerra’s Performance Share Unit (“PSU”) Plan, PSUs can be granted to employees and officers of the Company. A PSU represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the open market. PSUs are accounted for under the liability method using the Monte Carlo simulation option pricing model and vest over three years whereby 50% vest on December 31 of the year following the grant year (“end of year 2”) and the remaining 50% vest on December 31 of the subsequent year (“end of year 3”). Under this method, the fair value of the PSUs is recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these PSUs is recorded as a reduction of the accrued obligation.

The number of units that vest is determined by multiplying the number of units granted to the participant by the adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be paid out may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on Centerra’s total return performance relative to the total return index value (“TRIV”) from the S&P/TSX Global Gold CAD$ Index during the applicable period. Should Centerra’s performance compared to TRIV fall below an adjustment factor of 0.75, payout under this plan is at the discretion of the Board of Directors. For PSUs granted in 2018 and prior, the fair value of the units is determined using the sixty-one trading days volume weighted average share price. For PSUs granted in 2019 and subsequently, the total return performance and fair value are calculated based on the five-trading day volume weighted average share price preceding the vesting date.

Deferred Share Unit Plan

Centerra has a Deferred Share Unit (“DSU”) Plan for directors of the Company to receive all or a portion of their annual compensation as deferred share units. DSUs are settled in cash and are accounted for under the liability method. The DSUs cannot be converted to shares by the unit

CENTERRA GOLD INC. ANNUAL REPORT 2020	79

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

holder or by the Company. The DSUs vest immediately upon granting and can be redeemed only after a director no longer holds any position with the Company, but no later than December 15 of the following year in which the director ceased to hold all positions in the Company. A liability is recorded at grant date equal to the fair value of the DSUs. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery. The cash paid on exercise of these deferred share units is recorded as a reduction of the accrued obligation.

Restricted Share Unit Plan

There are three types of Restricted Share Units (“RSUs”): the Executive RSUs, the Director RSUs, and the Discretionary RSUs.

Executive RSUs are equity-settled share-based compensation awards. Effective in 2017, prior to the end of the first quarter of any fiscal year (or for U.S. persons, prior to the commencement of the fiscal year), Executive RSU holders may elect to receive a portion of their annual incentive payments for that year as Executive RSUs. The Company will match 50% of the Executive RSUs granted to Executive RSU holders. Executive RSUs vest 50% as of the first anniversary of their grant dates and the remaining 50% vest as of the second anniversary of their grant dates. The fair value of the Executive RSUs at the grant date is the portion of the annual incentive payment elected by these employees to be received as RSUs, plus the 50% of the RSUs granted to such individuals that is matched by the Company. Compensation expense is recognized over the vesting period based on the number of units to vest. The expense is recognized as share-based compensation expense with a corresponding increase in contributed surplus. When the Executive RSUs are exercised (at the executive’s election any time following the vesting period), the proceeds received by the Company are reclassed from contributed surplus to common shares.

The Director RSUs can be settled in cash or equity at the option of the holders. The Director RSUs vest immediately upon grant and are redeemed on a date chosen by the participant (subject to certain restrictions as set out in the plan). The Director RSUs granted are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Director RSU.

The Discretionary RSUs can be settled in cash or equity at the option of the holders and are granted by the Board of Directors to certain employees of the Company. Discretionary RSUs vest 25% as of the second anniversary of their grant dates, and 75% as of the third anniversary of their grant dates. The Discretionary RSUs are accounted for under the liability method whereby a liability is recorded at grant date equal to the fair value of the Discretionary RSU. Under this method, the fair value of the Discretionary RSUs are recognized over the vesting period. The liability is adjusted to fair value at each reporting period and any resulting adjustment to the accrued obligation is recognized as an expense or, if negative, a recovery.

CENTERRA GOLD INC. ANNUAL REPORT 2020	80

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Employee Share Purchase Plan

Centerra has an Employee Share Purchase Plan (“ESPP”) for employees of the Company. Under the ESPP, employees may elect to purchase the Company’s shares through a payroll deduction. Each year, employees may elect to contribute up to 10% of their base salary and the Company will match 25% of the contribution. Such contributions are then used to acquire Centerra shares on a quarterly basis. Shares purchased have no vesting requirement and may be issued from treasury or acquired on the open market. The Company records an expense equal to the match provided.

Dividends

When dividends are paid, participants under the PSU, DSU and RSU plans are allocated additional units equal in value to the dividend paid per common share based on the number of units held by the participant on the record date. For PSUs issued prior to 2019, the number of units issued is based on the sixty-one trading day volume weighted average share price.

o. Revenue recognition

The Company sells its products pursuant to sales contracts entered into with its customers. Revenue associated with the sale of finished gold, concentrates and molybdenum products is recognized when control is transferred to the customer. For finished gold and molybdenum products sales, typically, the transfer of control occurs when the customer has taken delivery and the consideration is received, or to be received. For concentrate sales, the transfer of control is based on terms of the sales contracts, generally upon the loading of the ocean vessel or based on negotiated terms which allows for the transfer of control to happen earlier in the sale process.

Revenues from finished gold sales from Kumtor are based on the London Bullion Market Association (“LBMA”) PM spot price less discounts stipulated in the agreement with Kyrgyzaltyn JSC (“Kyrgyzaltyn”). Payment is due within 12 days from the date of shipment, when control of the finished gold is transferred to the customer.

Revenues from finished gold sales from the Öksüt Mine are based on the LBMA AM spot price stipulated in the agreement with The Central Bank of the Republic of Turkey (“Central Bank”). Gold dore is sent to the refinery and control is transferred to the customer when gold bars are poured. The Central Bank has the right of first refusal on the purchase of the gold produced. If Central Bank exercises this right, the finished gold is delivered and held at the Central Bank and sold to third party customers through the Central Bank. In both cases, payment is received on the same day of the sale, when control of the finished gold is transferred to the Central Bank.

Revenues from the Company’s concentrate sales are based on a provisional forward sales price, which is subject to adjustments at the time of final pricing. Revenues from concentrate sales are

CENTERRA GOLD INC. ANNUAL REPORT 2020	81

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

recorded net of treatment and refining charges and the impact of derivative contracts accounted for as hedges of the contained metal.

In 2016, in connection with the acquisition of Thompson Creek Metals Inc., the Company assumed the streaming arrangement with Royal Gold Inc. (“Royal Gold”) associated with the Mount Milligan Mine. Under the terms of the streaming agreement with the Mount Milligan Mine, the Company delivers to Royal Gold 35% of gold ounces produced and 18.75% of copper produced. Royal Gold pays US$435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered, which is recorded to revenue. Royal Gold also has a security interest over all of the Mount Milligan Mine assets.

Gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s commodity price exposure under the Gold and Copper Stream Arrangement, are recorded at fair value each period. To satisfy its obligations under the Gold and Copper Stream Arrangement the Company purchases refined gold and London Metal Exchange (“LME”) copper warrants and arranges for delivery to Royal Gold. Revenue from and costs for refined physical gold and LME copper warrants delivered under the Gold and Copper Stream Arrangement and gains and losses related to the Company’s forward commodity contracts to economically hedge the Company’s exposure under the Gold and Copper Stream Arrangement are netted and recorded to revenue.

Provisional prices are finalized in a specified future month (generally one to four months after delivery to the customer) based on spot copper prices on the LME or spot gold prices on the LBMA. The Company receives market prices based on prices in the specified future month, which results in mark-to-market price fluctuations on the related receivable. To the extent final prices are higher or lower than what was recorded on a provisional basis, an increase or decrease to revenues is recorded each reporting period reflecting the estimated forward prices at the date of final pricing. For changes in metal quantities upon receipt of final assay, the provisional sales quantities are adjusted as well. Any such adjustments generally are not material to the transaction price.

The Company’s molybdenum sales contracts specify the point in the delivery process at which time control transfers to the customer (shipping point or destination). Shipping and handling fees are accounted for on a gross basis under the terms of the contracts. The Company recognizes tolling and calcining revenue under contractual arrangements as the services are performed on a per-unit basis.

p. Exploration, evaluation and pre-development expenditures

Exploration and evaluation expenditures are the costs incurred on the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Evaluation expenditures are the costs incurred to establish the technical and

CENTERRA GOLD INC. ANNUAL REPORT 2020	82

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

commercial viability of developing mineral deposits identified through exploration activities or by acquisition.

All exploration and evaluation expenditures of the Company within an area of interest are expensed until management and the Board of Directors conclude that the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and that future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Once a project has been established as commercially viable and technically feasible, and approval is received from the Board of Directors, further expenditures are capitalized as development costs.

Exploration and evaluation assets acquired are initially recognized at cost as exploration rights within property, plant and equipment.

q. Earnings per share

Basic earnings per share is computed by dividing the net earnings for a given period by the weighted average number of common shares outstanding during that same period. Diluted earnings per share reflects the potential dilution that could occur if holders with rights to convert instruments to common shares exercise these rights.

The weighted average number of common shares used to determine diluted earnings per share includes an adjustment, using the treasury stock method, for stock options outstanding. Under the treasury stock method:

•	The exercise of stock options and restricted share units is assumed to occur at the beginning of the period;

•

The proceeds from the exercise of stock options and restricted share units plus the future period compensation expense on units granted are assumed to be used to purchase common shares of the Company at the average market price during the period; and

•

The incremental number of common shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) is included in the denominator of the diluted earnings per share computation.

Equity instruments that could potentially be dilutive in the future, but do not currently have a dilutive effect are excluded from the calculation of diluted earnings per share.

r. Income taxes

Tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in the Statements of Earnings except to the extent that they relate to a business combination, or to items recognized directly in equity or in other comprehensive income.

CENTERRA GOLD INC. ANNUAL REPORT 2020	83

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities measured using tax rates and laws that are substantively enacted at the reporting date and effective for the reporting period when the temporary differences are expected to reverse. The measurement of deferred tax reflects the tax consequences that would result the way the Company, at the end of the reporting period, intends to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•

Temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that the group is able to control the timing of the reversal of the temporary differences and it is probable that such temporary differences will not reverse in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

s. Derivative instruments and hedge accounting

The Company may hold derivative instruments to manage its risk exposure to fluctuations of commodity prices, including the Company’s products (for example, gold or copper) and consumables (for example, diesel fuel) and fluctuations in other currencies compared to the USD.

Derivative instruments are recognized initially at fair value. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

CENTERRA GOLD INC. ANNUAL REPORT 2020	84

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Hedges

The Company applies hedge accounting to the following derivative instruments:

•

Strategic copper contracts which hedge a portion of the copper components of its future concentrate sales, that is not subject to the streaming arrangement with Royal Gold, at the Mount Milligan Mine (“strategic copper contracts”);

•	Fuel hedge contracts to hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations (“fuel hedge contracts”); and

•	Foreign exchange contracts to hedge a portion of its future Canadian denominated expenditures (“foreign exchange contracts”).

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.

The Company’s strategic copper contracts, fuel hedge contracts and foreign exchange contracts are designated as a cash flow hedging instrument, where the effective portion of changes in fair value are recognized in other comprehensive income. The amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings, consistent with the classification of the underlying hedged transaction, when the underlying hedged transaction, identified at contract inception, is recognized.

Any ineffective portion of a hedge relationship is recognized immediately in the Statements of Earnings as other expenses (income). When derivative contracts designated as cash flow hedges are terminated, expired, settled or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Amounts historically recorded in other comprehensive income remain in other comprehensive income until the underlying hedged transaction is recognized. If the forecasted transaction is no longer expected to occur, then the amounts accumulated in other comprehensive income are reclassified to the Statements of Earnings as other income or expense immediately.

Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period in which they arise in the Statements of Earnings as other income, net.

Non-hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss.

CENTERRA GOLD INC. ANNUAL REPORT 2020	85

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Changes in fair value of non-hedge derivatives at each reporting date are included in other expenses (income) in the Statements of Earnings, while the spot and forward contracts associated with the Royal Gold deliverables are included in revenue.

t. Transaction costs

Transaction costs associated with financial instruments carried at fair value through profit or loss, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or liability. The amortization of debt financing fees is calculated on an amortized cost basis over the term of the instrument.

4. Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the application of the Company’s accounting policies, which are described in note 3. Management believes that the estimates used in the preparation of the consolidated financial statements are reasonable; however, actual results could differ from those estimates. The key areas of significant judgments, estimates and assumptions are discussed below.

i. Impairment

Significant judgment is required in assessing indicators of impairment or reversals of impairment. For each long-term asset or CGU (excluding goodwill, which is assessed for impairment annually regardless of indicators and is not eligible for impairment reversals), the Company completes an evaluation at each reporting period of potential indicators of impairment or reversals of impairment. The Company considers both external and internal sources of information in assessing whether there are any indications that long-term assets or CGUs may be impaired. When completing an impairment test, the Company calculates the estimated recoverable amount of CGUs, which requires management to make estimates and assumptions related to items such as future production levels, operating and capital costs, long-term commodity prices, foreign exchange rates, discount rates, proven and probable reserves and resources, exploration potential and closures and environmental rehabilitation costs. Changes in these estimates which decrease the estimated recoverable amount of a CGU could affect the carrying amounts of assets and result in an impairment charge or reversal. While management believes that estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the recoverable amount of a CGU.

CENTERRA GOLD INC. ANNUAL REPORT 2020	86

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

ii. Provision for reclamation

Provisions for reclamation require the use of estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mine site, as well as the timing of the reclamation activities and estimated discount rate. The Company assesses and revises its reclamation provision on an annual basis or when new material information becomes available. Adjustments to the estimated amount and timing of future reclamation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are the construction of new processing facilities, changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan, changing ore characteristics that impact required environmental protection measures and related costs, changes in water quality that impact the extent of water treatment required and changes in laws and regulations governing the protection of the environment.

Actual costs incurred may differ from those amounts estimated. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation costs based on environmental disturbances as at the reporting date. A change in any or a combination of the key assumptions used to determine the provisions could have a material impact on the carrying value of the provisions. Changes to the estimated future reclamation costs for operating sites are recognized in the Statements of Financial Position by adjusting both the retirement asset and provision. Such changes will impact earnings as these amounts are depleted and accreted over the life of the mine.

iii. Deferred income taxes

The Company operates in a number of tax jurisdictions and is therefore required to estimate its income taxes in each of these tax jurisdictions in preparing its financial statements. In calculating the income taxes, the Company considers factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future results. The Company estimates deferred income taxes based on temporary differences between the income and losses reported in its financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effects of these temporary differences are recorded as deferred tax assets or liabilities in the Statement of Financial Position. The Company does not recognize deferred tax assets where management does not expect such assets to be realized based upon current forecasts. If actual results differ from these estimates, adjustments are made in subsequent periods.

CENTERRA GOLD INC. ANNUAL REPORT 2020	87

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

iv.	Mineral reserves and resources estimation

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with the National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). The estimation of mineral reserves requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions on future commodity prices, exchange rates, production costs, recovery rates, and in some instances, the renewal of mining licenses. There are numerous uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation which may change significantly when new information becomes available. Changes in such assumptions and estimates may result in the mineral reserves and resources being revised.

Estimates of mineral reserves and resources impact the following items in the financial statements:

•	Useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine;

•	Depreciation and depletion charge of assets using the units-of-production method;

•	Estimate of recoverable value of CGUs for impairment tests of non-current assets;

•	Estimated timing and costs of reclamation activities; and

•	Expected future economic benefit of expenditures, including stripping and development activities recognized in the Statement of Financial Position as either part of mine properties or inventories.

There are assets that are depleted using the units-of-production method where the calculation of the units-of-production rate of property, plant and equipment to be depleted could be impacted to the extent that actual production in the future is different from current forecast production based on proven and probable ore reserves. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

v. Derivative financial instruments

Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as either a fair value or cash flow hedge. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate. The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations in commodity prices, including prices for gold, copper and fuel. For derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 28 for a sensitivity analyses based on changes in commodity prices.

CENTERRA GOLD INC. ANNUAL REPORT 2020	88

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

vi. Litigation and contingency

On an ongoing basis, the Company is subject to various claims and other legal disputes as described in note 25, the outcomes of which cannot be assessed with a high degree of certainty. A provision is recognized where, based on the Company’s legal views and advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. By their nature, these provisions and contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such provisions and contingencies inherently involves the exercise of significant judgment of the potential outcome of future events. Disclosure of other contingent liabilities is made unless the possibility that a loss may occur is considered remote.

5. Divestitures

Greenstone Partnership

On December 15, 2020, the Company entered into an agreement with an affiliate of the Orion Mine Finance Group (“Orion”) and Premier Gold Mines Limited (“Premier”) to sell the Company’s 50% interest in the Greenstone Partnership for cash consideration of $210 million (including adjustments). The Company is entitled to receive further contingent payments of up to $75 million (assuming a gold price of $1,500) based on the successful construction and operation of the mine, which will be recorded upon achieving the applicable milestones.

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership. As a result of the closing of this transaction, the Company expects to recognize a gain of approximately $72 million in the first quarter of 2021, with no further commitments outstanding. At December 31, 2020, the assets and liabilities held-for-sale include the following:

2020
Cash and cash equivalents	$188
Amounts receivable	175
Property, plant and equipment	139,642

Assets held-for-sale	$140,005

Accounts payable and accrued liabilities	$(2,125)
Lease obligations	(130)

Liabilities held-for-sale	$(2,255)

CENTERRA GOLD INC. ANNUAL REPORT 2020	89

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

6. Amounts receivable

	2020	2019
Gold and copper concentrate sales receivable (a)	$22,985	$39,310
Molybdenum sales receivable	21,606	28,718
Consumption and income tax receivable (b)	19,636	5,124
Other receivables	1,881	5,870

Total amounts receivable	$66,108	$79,022

(a)

Includes $0.5 million (2019 - $nil) of amounts receivables from final priced gold and copper concentrate sales, and $18.6 million of amounts receivable (December 31, 2019 - $39.3 million) from provisionally priced gold and copper concentrate sales.

(b)	Includes the current portion of value-added tax receivable of $16.1 million (December 31, 2019 - $3 million) at the Öksüt Mine. The long-term portion is included in other assets (note 10).

7.	Inventories

	2020	2019
Stockpiles of ore (a)	$239,219	$427,644
Gold in-circuit	19,450	20,681
Gold doré	24,953	19,814
Copper and gold concentrate	32,201	29,577
Molybdenum inventory (b)	57,238	67,019

Total inventories (net of provisions)	373,061	564,735
Supplies (net of provision) (c)	207,526	209,325

Total inventories (d)	$580,587	$774,060

(a)	Includes ore in stockpiles not scheduled for processing within the next 12 months, but available on-demand of $119.2 million (December 31, 2019 - $188.7 million).
(b)	Net of an inventory impairment charge of $nil related to the inventory on hand (December 31, 2019 - $4.2 million).
(c)	Net of a provision for supplies inventory obsolescence of $29.2 million (December 31, 2019 - $23.9 million).
(d)	Inventories of $882.3 million (December 31, 2019 - $907.9 million) were recognized as an expense during the year and included in cost of sales.

CENTERRA GOLD INC. ANNUAL REPORT 2020	90

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

8. Other current assets and other current liabilities

	2020	2019
Other current assets
Short-term derivative assets (a)	$20,158	$1,534
Prepaid insurance expenses	8,932	7,726
Deposits for consumable supplies	7,976	12,557
Marketable securities	3,485	1,780
Alternative Minimum Tax receivable	—	11,404
Other	410	1,868
Total other current assets	$40,961	$36,869
Other current liabilities
Current portion of lease obligations (note 14)	$4,575	$4,303
Short-term derivative liabilities (a)	9,537	192
Current portion of provision for reclamation (note 13)	1,095	154
Other	115	43
Total other current liabilities	$15,322	$4,692

(a)	Relates to the diesel, foreign exchange and strategic copper hedging contracts entered into in the period (note 28).

CENTERRA GOLD INC. ANNUAL REPORT 2020	91

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

9. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment (a)	Mineral Properties (b)	Capitalized Stripping Costs	Construction in Progress	Total
Cost
January 1, 2019	$1,628,045	$577,670	$486,346	$153,818	$2,845,879
IFRS 16 adoption	20,381	—	—	—	20,381
Additions	14,941	43,598	97,152	209,948	365,639
Disposals	(5,476)	(449)	—	—	(5,925)
Reclassification	82,964	6,256	—	(89,220)	—

Balance December 31, 2019	$1,740,855	$627,075	$583,498	$274,546	$3,225,974
Additions	7,866	37,365	200,498	150,544	396,273
Disposal	(6,911)	—	—	—	(6,911)
Reclamation revaluation	—	1,999	—	—	1,999
Foreign currency translation	—	831	—	—	831
Transfers (c)	299,232	23,058	—	(322,290)	—
Reclassified to assets held-for-sale (note 5)	(625)	(139,436)	—	—	(140,061)

Balance December 31, 2020	$2,040,417	$550,892	$783,996	$102,800	$3,478,105

Accumulated depreciation and other charges
January 1, 2019	$693,490	$103,260	$143,615	$—	$940,365
IFRS 16 adoption	(545)	—	—	—	(545)
Charge for the year	139,256	18,030	248,673	—	405,959
Disposals	(3,751)	—	—	—	(3,751)
Impairment (note 19)	169,451	44,979	—	—	214,430

Balance December 31, 2019	$997,901	$166,269	$392,288	$—	$1,556,458
Charge for the year	156,015	24,045	52,853	—	232,913
Disposals	(4,303)	—	—	—	(4,303)
Impairment (d)	—	7,389	—	—	7,389
Reclassified to assets held-for-sale (note 5)	(419)	—	—	—	(419)

Balance December 31, 2020	$1,149,194	$197,703	$445,141	$—	$1,792,038

Net book value
Balance January 1, 2020	$742,954	$460,806	$191,210	$274,546	$1,669,516

Balance December 31, 2020	$891,223	$353,189	$338,855	$102,800	$1,686,067

(a)

Includes costs of $26.8 million (December 31, 2019 - $37.8 million) and accumulated depreciation of $8.2 million (December 31, 2019 - $13.1 million) related to mobile equipment and buildings under right-of-use assets.

(b)	Includes revenue earned from sales at Öksüt net of related costs of $6.9 million for 6,654 ounces of gold sold prior to the mine achieving commercial production on May 31, 2020.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

(c)	Relates primarily to the reclass of assets at the Öksüt Mine, once commercial production was achieved and assets were considered available for use.
(d)	Relates to miscellaneous exploration and evaluation properties that were written down to their recoverable amounts.

10.	Other assets and other liabilities

	2020	2019
Other assets
Prepayments for property, plant and equipment	$8,763	$2,395
Long-term derivative assets (a)	8,339	—
Value-added tax receivable (b)	7,734	14,347
Restricted cash (c)	2,740	27,986
Alternative Minimum Tax receivable (d)	—	11,404
Other assets	2,442	2,338

Total other assets	$30,018	$58,470

Other liabilities
Long-term portion of lease obligations (note 14)	$14,340	$18,336
Post-retirement benefits	4,060	3,875
Long-term derivative liabilities (a)	3,141	—

Total other liabilities	$21,541	$22,211

(a)	Relates to the diesel, foreign exchange and strategic copper hedge contracts entered into in the period (note 28).
(b)	Relates to the Öksüt Mine.
(c)

As part of the repayment and cancellation of the OMAS finance facility in January 2020 (note 12), $25 million in restricted cash funds were released. As at December 31, 2020, the remaining restricted cash relates to certain permits at the Öksüt Mine.

(d)	Current (note 8) and long-term portions were received in the second and third quarters of 2020, respectively.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

11. Accounts payable and accrued liabilities

	2020	2019
Trade creditors and accruals	$155,646	$166,184
Amount due to Royal Gold (a)	48,874	38,190
Liability for share-based compensation (note 23)	28,184	25,965
Provision for Kyrgyz Republic settlement (b)	—	8,000

Total accounts payable and accrued liabilities	$232,704	$238,339

(a)

Royal Gold holds a streaming interest in the production at the Mount Milligan Mine. As a result, when a trade receivable is recorded in relation to a third-party customer gold and copper concentrate delivery, a corresponding liability to Royal Gold is recorded.

(b)

As part of the completion of the Strategic Agreement with the Kyrgyz Government in August 2019, the Company’s obligations included a payment of $5.0 million to a Nature Development Fund for the purpose of financing environmental conservation projects and nature preservation in the Kyrgyz Republic and $3.0 million to a Cancer Care Fund for the purpose of funding cancer treatment, research, support and outreach in the Kyrgyz Republic. Payments to the Nature Development Fund and Cancer Care Fund were made in the third and fourth quarters of 2020, respectively.

12.	Debt

	Corporate Revolving Facility	OMAS Facility	Total
Principal
Balance December 31, 2019	$—	$77,472	$77,472
Drawdown	250,000	—	250,000
Repayment	(250,000)	(77,472)	(327,472)

Balance December 31, 2020	$—	$—	$—

Deferred costs
Balance December 31, 2019	$(1,430)	$(6,035)	$(7,465)
Amortization	1,430	6,035	7,465

Balance December 31, 2020	$—	$—	$—

Debt (net of deferred financing costs)
Balance December 31, 2019	$(1,430)	$71,437	$70,007

Balance December 31, 2020	$—	$—	$—

Corporate Revolving Facility

On February 1, 2018, the Company entered into a $500 million four-year senior secured revolving credit facility (the “2018 Corporate Facility”) with a lending syndicate led by the Bank of Nova

CENTERRA GOLD INC. ANNUAL REPORT 2020	94

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Scotia and National Bank of Canada. The credit facility had an interest rate of London Interbank Offered Rate (“LIBOR”), plus a margin that ranges from 2.25% to 3.75%.

On December 31, 2020, the Company entered into a new $400 million four-year revolving credit facility with a $200 million accordion feature (the “2020 Corporate Facility”). The interest rate payable on any outstanding borrowings under the 2020 Corporate Facility is LIBOR, plus 2.25% to 3.25% and the maturity date of the facility is December 31, 2024. The 2020 Corporate Facility replaced the Company’s 2018 Corporate Facility. As at December 31, 2020, the 2020 Corporate Facility was undrawn (December 31, 2019 - $nil).

As a result of the new facility, the Company expensed $0.9 million of previously capitalized deferred costs associated with the 2018 Corporate Facility, as well as $2.4 million in transaction costs associated with the 2020 Corporate Facility in the Statement of Earnings.

OMAS Facility

In the first quarter of 2020, the Company repaid and cancelled its $150 million five-year project financing facility with UniCredit Bank AG and European Bank for Reconstruction and Development (the “OMAS Facility”). The purpose of the OMAS Facility was to assist in financing the construction of the Company’s Öksüt Mine.

As a condition of the OMAS Facility, the Company deposited $25 million into a restricted account, including $15 million, which was restricted until the Öksüt Project mining lease was extended and $10 million, which was restricted during the construction phase. As part of the repayment and cancellation of the OMAS Facility, the total amount of $25 million in restricted cash funds were released.

CENTERRA GOLD INC. ANNUAL REPORT 2020	95

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

13. Provision for reclamation

The Company completed its regularly scheduled update to its closure costs estimates in December 2020. The following table reconciles the beginning and ending carrying amounts of the Company’s reclamation provision. The settlement of the obligation is estimated to occur through to 2129.

	2020	2019
Non-operating sites (a)
Balance, beginning of year	$180,404	$137,900
Reclassification of Öksüt Mine	(2,600)	—
Changes in estimate (b)	7,961	4,385
Changes in discount rate (b)	46,593	34,682
Accretion	2,252	2,476
Liabilities settled	(245)	(604)
Foreign exchange revaluation (b)	2,177	1,565

Balance, end of year	$236,542	$180,404

Operating sites (a)
Balance, beginning of year	$84,799	$74,545
Reclassification of Öksüt Mine	2,600	—
Changes in estimate (c)	24,433	2,961
Changes in discount rate	2,007	4,690
Accretion	1,000	1,909
Foreign exchange revaluation	863	694

Balance, end of year	$115,702	$84,799

Current portion of reclamation provision	1,095	154
Long-term portion of reclamation provision	351,149	265,049

Total provision for reclamation	$352,244	$265,203

a)	Non-operating sites include Endako, Thompson Creek Mine, and Kemess. Operating sites include Kumtor, Mount Milligan and Öksüt. Öksüt was reclassified to an operating site as of January 1, 2020.
b)	$53.4 million recorded in other operating expenses in the Statement of earnings related to closed sites, Thompson Creek Mine and Endako (note 20).
c)	Includes an increase in the cost estimate of $23.1 million at the Öksüt Mine.

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. As at December 31, 2020, the Company has provided the regulatory authorities with $160.4 million (December 31, 2019 - $139.3 million) in reclamation bonds and letters of credit for mine closure obligations.

In 1998, a Reclamation Trust Fund was established to cover the future costs of reclamation, net of salvage values at the Kumtor Mine. On December 31, 2020, this fund had a balance of $47.1

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

million (December 31, 2019—$41 million), which includes the accelerated contributions required by the Strategic Agreement.

14. Leases

The following table is a maturity analysis of the Company’s contractual undiscounted payments required to meet obligations that have initial or remaining non-cancellable lease terms.

	2020	2019
Less than one year	$5,444	$8,434
One to three years	9,850	19,256
More than three years	5,607	4,052

Total undiscounted lease obligations	$20,901	$31,742

The following table sets out the lease obligations included in the Statement of Financial Position:

	2020	2019
Current (a)	$4,575	$4,303
Non-current (b)	14,340	18,336

Total lease obligations	$18,915	$22,639

(a)	Included in other current liabilities (note 8).
(b)	Included in other long-term liabilities (note 10).

The lease obligations can be reconciled as follows:

	2020	2019
Balance, beginning of year	$22,639	$25,953
Lease additions	1,196	11,119
Accretion expense	915	1,189
Payments	(6,037)	(16,962)
Foreign exchange revaluation	202	1,340

Balance, end of year	$18,915	$22,639

The amounts recognized in the Statement of Earnings related to lease obligations are as follows:

	2020	2019
Interest on lease liabilities	$915	$1,189
Variable lease payments not included in the measurement of lease liabilities	22,721	127
Expenses relating to leases of low-value assets and short-term leases	3,987	109

Total recognized in the Statement of Earnings	$27,623	$1,425

CENTERRA GOLD INC. ANNUAL REPORT 2020	97

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

In addition to the above, as at December 31, 2020, there was $7.6 million of variable lease payments (December 31, 2019—$19.2 million) not included in the measurement of lease liabilities related to the Öksüt Mine that was capitalized to property, plant and equipment prior to achieving commercial production.

15. Revenue

Total revenue consists of the following:

	2020	2019
Gold revenue	$1,373,124	$1,021,690
Copper revenue	178,597	140,866
Molybdenum revenue	136,954	212,772

Total revenue	$1,688,675	$1,375,328

The sales quantity and sales pricing adjustments of gold and copper, including the impact of hedge contracts, are as follows:

	2020	2019
Gold
Quantity adjustment	$(1,420)	$(219)
Provisional pricing adjustment	12,946	3,570
Copper
Quantity adjustment	(2,798)	(1,957)
Provisional pricing adjustment	12,184	7,694

Total quantity and price adjustment included in revenue	$20,913	$9,088

CENTERRA GOLD INC. ANNUAL REPORT 2020	98

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

16. Production costs

December 31, 2020

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$283,136	$91,456	$41,004	$415,596
Royalties, levies and taxes	21,891	5,851	840	28,582
Changes in inventories	52,820	2,110	(3,622)	51,308
Inventory impairment	—	—	13,587	13,587
Feed material purchases	—	—	103,265	103,265
By-product sales (a)	(13,026)	(4,706)	(3,982)	(21,714)

Total production costs	$344,821	$94,711	$151,092	$590,624

December 31, 2019

	Gold	Copper	Molybdenum	Total
Direct mining and processing costs	$393,820	$99,410	$44,762	$537,992
Royalties, levies and taxes	6,707	4,656	902	12,265
Changes in inventories	(29,894)	(3,317)	(687)	(33,898)
Inventory impairment	—	—	8,351	8,351
Feed material purchases	—	—	170,312	170,312
By-product sales (a)	(7,535)	(2,572)	(8,283)	(18,390)

Total production costs	$363,098	$98,177	$215,357	$676,632

(a)	Includes silver, rhenium and sulfuric acid sales.

17.	Standby costs

As a result of the temporary suspension of mining activities at the Kumtor Gold Mine following the Lysii waste rock dump accident that occurred in December 2019, the Company classified $3.2 million of production costs and $3.5 million of depreciation, depletion and amortization in the first quarter of 2020 as standby costs (in the fourth quarter of 2019 - $4.2 million of production costs and $4.9 million of depreciation, depletion and amortization).

18. Corporate administration

	2020	2019
Corporate administration	$27,203	$26,496
Share-based compensation	18,471	18,769

Total corporate administration	$45,674	$45,265

CENTERRA GOLD INC. ANNUAL REPORT 2020	99

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

19. Impairment

Goodwill

In October 2016, the Mount Milligan CGU was allocated goodwill of $16.1 million as a result of the Company’s acquisition of Thompson Creek Metals Company. In accordance with its accounting policy, the Company reviews and tests the carrying amounts of goodwill on September 1 of each year and when an indicator of impairment is considered to exist.

In the third quarter of 2019, the carrying value of Mount Milligan’s CGU net assets was written down to its net realizable value, which included the write-off of the entire goodwill amount.

Impairment testing

As part of the Company’s annual budget and life of mine process in 2019, the Company identified in the third quarter of 2019 that recent cost escalation relating to short and long-term water sourcing requirements, higher maintenance costs, higher-than-expected labour requirements, and lower mill throughput estimates, among other things, will continue in the short to medium term. This combined with lower-than-expected long term gold recoveries and the expectation that Mount Milligan’s mineral reserves and resources would be materially reduced resulted in a trigger for an impairment test on Mount Milligan’s long-lived assets.

The impairment test was performed effective September 1, 2019, and used the Fair Value Less Costs of Disposal (“FVLCD”) methodology for all long-lived assets. The test concluded that the recoverable amount of the Mount Milligan CGU and higher cost profile was lower than its carrying value as at September 1, 2019. As a result, the Company recorded an impairment charge of $230.5 million in the Statement of Earnings, including the write-down of goodwill of $16.1 million and long-lived assets of $214.4 million.

Updated NI 43-101 Technical Report

On March 26, 2020, the Company announced the results of the updated NI 43-101 technical report on the Mount Milligan Mine as at December 31, 2019. This resulted in a material reduction in reserves and resources compared to the reserves and resources statement as at December 31, 2018. The decrease in Mount Milligan’s reserves was considered to be a triggering event for impairment testing as at December 31, 2019, however no further impairment charge or reversal of impairment was identified as a result of the test.

The impairment test performed effective September 1, 2020 using the FVLCD methodology for all long-lived assets concluded no impairment or reversal of impairment was required.

CENTERRA GOLD INC. ANNUAL REPORT 2020	100

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

20. Other operating expenses

	2020	2019
Reclamation expense (a)	$53,381	$34,544
Social development contributions (b)	15,582	3,009
Selling and marketing (c)	10,090	10,613
Nature Development Fund contributions	3,700	5,700
Direct costs related to COVID-19 (d)	3,006	—
Provision for Kyrgyz Republic Settlement	—	10,000
Other	1,336	5,247

Total other operating expenses	$87,095	$69,113

(a)	Relates to the provision for reclamation at closed sites due to changes in the interest rate used to discount the reclamation costs and changes in the foreign currency exchange rates (note 13).
(b)	The Company made a $9.0 million contribution to the Regional Development Fund in the first quarter of 2020 for regional development in the Kyrgyz Republic.
(c)	Primarily includes freight charges associated with the Mount Milligan mine and Langeloth processing facility.
(d)

Primarily includes incremental costs such as medical services and cleaning costs, incurred to mitigate the spread of COVID-19. For the year ended December 31, 2020, production costs include $1.7 million of compensation expense for employees who were unable to return to site during the COVID-19 pandemic.

21. Finance costs

	2020	2019
Commitment and transaction fees	$5,320	$1,886
Interest expense	3,613	5,748
Accretion of provision for reclamation	3,253	4,385
Deferred financing costs amortized	1,467	755
Lease financing expense	921	1,189
Other financing fees	367	2,374

Total finance costs	$14,941	$16,337

22. Taxes

a. Revenue based taxes - Kumtor

Kumtor pays taxes on revenue generated from the Kumtor Mine, at a rate of 13% of gross revenue, with an additional contribution of 1% of gross revenue payable to the Issyk-Kul Oblast Development Fund.

CENTERRA GOLD INC. ANNUAL REPORT 2020	101

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Income tax expense (recovery)

	2020	2019
Current tax	$6,228	$3,719
Deferred tax	1,481	(10,790)

Total income tax expense (recovery)	$7,709	$(7,071)

Income tax expense (recovery) differs from the amount that would arise from applying the Canadian federal and provincial statutory income tax rates to earnings before income tax as follows:

	2020	2019
Earnings (loss) before income tax	$416,247	$(100,584)
Income tax expense calculated at the combined Canadian and provincial statutory income tax rate of 26.5%	$110,305	$(26,655)
Increase (decrease) due to:
Difference between Canadian and foreign tax rates	(121,540)	(66,168)
Change in unrecognized deductible temporary differences	6,126	76,685
Impact of foreign currency movements	11,076	359
Non-deductible costs	673	6,777
British Columbia mining tax	2,323	1,840
Impact of tax legislation/rate change	(1,279)	—
Other	25	91

Income tax expense (recovery)	$7,709	$(7,071)

c. Deferred income tax

The following are significant components of deferred income tax assets and liabilities:

	2020	2019
Deferred income tax assets
Provisions - asset retirement obligations and other	$14,573	$12,957
Tax losses	50,043	21,215

Total deferred tax assets	$64,616	$34,172

Deferred income tax liabilities
Property, plant and equipment	$85,689	$67,905
Investments in subsidiaries	10,000	—
Assets held-for-sale	8,400	—

Total deferred tax liabilities	$104,089	$67,905

Net deferred tax liabilities	$39,473	$33,733

CENTERRA GOLD INC. ANNUAL REPORT 2020	102

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The Company has not recognized deferred tax assets in respect to the following deductible temporary differences:

	2020	2019
Non-capital losses (expiring 2028 – 2040)	$632,128	$464,895
Net operating losses restricted due to changes in ownership	75,721	75,909
Deductible temporary differences (a)	921,457	849,469
Capital losses	9,480	138,282

Total deductible temporary differences	$1,638,786	$1,528,555

a)	The deductible temporary differences consist of $758,530 for Canada, $137,200 for the U.S and $25,727 for Turkey.

The Company also has not recognized deferred tax assets with respect to British Columbia mining tax for deductible temporary differences of $817.2 million (December 31, 2019 - $844.5 million) or mining tax credits of $28.7 million (December 31, 2019 - $23.0 million).

23. Shareholders’ equity

a. Share Capital

Centerra is authorized to issue an unlimited number of common shares, class A non-voting shares and preference shares with no par value.

	Number of common shares	Amount
Balance at January 1, 2019	291,999,949	$949,328
Shares issued on exercise of stock options	1,505,768	9,960
Shares issued on redemption of restricted share units	14,849	101
Shares issued under the employee share purchase plan	169,890	1,015

Balance at December 31, 2019	293,690,456	$960,404
Shares issued on exercise of stock options	1,490,465	10,641
Shares issued on redemption of restricted share units	126,820	1,096
Shares issued under the employee share purchase plan	520,165	2,981

Balance at December 31, 2020	295,827,906	$975,122

CENTERRA GOLD INC. ANNUAL REPORT 2020	103

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

b. Earnings (loss) per share

Basic and diluted earnings per share computation:

	2020	2019
Net earnings (loss)	$408,538	$(93,513)

Basic weighted average number of common shares	294,718	292,951
Dilutive impact of stock options	1,500	1,104
Dilutive impact related to the RSU plan	1,193	—

Diluted weighted average number of common shares	297,411	294,055

Basic earnings (loss) per share	$1.39	$(0.32)
Diluted earnings (loss) per share	$1.37	$(0.32)

For the years ended December 31, 2020 and 2019, certain potentially anti-dilutive securities, including stock options were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the period.

Anti-dilutive securities, excluded from the calculation, are summarized below:

	2020	2019
Stock options	583	1,699
Restricted share units	—	1,106

	583	2,805

c. Share-based compensation

The impact of share-based compensation as of and for the years ended December 31, 2020 and 2019 is summarized as follows:

	2020		2019
	Expense	Liability	Expense	Liability
Stock options	$2,078	$—	$1,940	$—
Performance share units	16,883	22,316	12,302	14,444
Deferred share units	1,632	3,780	1,166	2,108
Restricted share units	1,380	2,088	4,497	9,413

	$21,973	$28,184	$19,905	$25,965

Stock options

Under the Company’s Stock Option plan, options to purchase common shares of the Company may be granted to officers and employees. The exercise price of options granted under this plan is not less than the weighted average common share price for the five trading days prior to the date

CENTERRA GOLD INC. ANNUAL REPORT 2020	104

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

of grant. Options granted vest over three years and expire after eight years from the date granted. The Black-Scholes model is used to estimate the fair value of stock options granted.

Centerra’s stock options transactions during the year ended December 31, 2020 and 2019 were as follows:

	2020		2019
	Number of Options	Weighted Average Exercise Price (Cdn$)	Number of Options	Weighted Average Exercise Price (Cdn$)
Balance, January 1	4,372,480	$7.31	6,090,810	$7.56
Granted	750,642	12.41	1,309,918	6.85
Forfeited	(297,258)	(7.24)	(1,522,480)	(7.95)
Exercised (a)	(1,490,465)	(7.03)	(1,505,768)	(6.06)

Balance, December 31	3,335,399	$7.97	4,372,480	$7.31

(a)	The weighted average market price of shares issued for options exercised in the year ended December 31, 2020 was Cdn$15.00 (December 31, 2019 - Cdn$8.93).

The expiry dates on the options outstanding as at December 31, 2020, range between 2021 and 2028. There were 1,377,696 options vested at December 31, 2020 (December 31, 2019 -2,211,986 units).

Performance Share Unit plan

Centerra’s PSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	1,918,784	2,008,200
Granted	695,048	1,050,801
Exercised	(538,752)	(1,081,787)
Cancelled	(212,813)	(58,430)

Balance, December 31	1,862,267	1,918,784

As at December 31, 2020, there were 748,579 vested units (December 31, 2019—529,477 units) for a total liability of $13.6 million (December 31, 2019 - $10.4 million).

CENTERRA GOLD INC. ANNUAL REPORT 2020	105

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Deferred Share Unit plan

Centerra’s DSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	276,844	225,861
Granted	42,902	50,983
Exercised	—	—

Balance, December 31	319,746	276,844

Given that DSUs vest immediately upon granting, all DSUs outstanding as at December 31, 2020 are vested with a liability of $3.8 million (December 31, 2019 - $2.1 million).

Restricted Share Unit plan

Centerra’s RSU plan transactions during the years ended December 31, 2020 and 2019 were as follows:

Number of units	2020	2019
Balance, January 1	1,244,943	753,599
Granted	351,194	627,104
Redeemed	(644,666)	(135,760)

Balance, December 31	951,471	1,244,943

As at December 31, 2020, the number of units outstanding had a related liability of $2.1 million (December 31, 2019 - $9.4 million).

d. Dividends

Dividends are declared and paid in Canadian dollars. The details of the dividends declared for the year ended December 31, 2020 are as follows:

Date Declared	Record Date	Payment Date	Dividend per Share (Cdn$)	Amount
March 25, 2020	April 7, 2020	April 22, 2020	0.04	$8,285
April 30, 2020	May 21, 2020	June 4, 2020	0.04	$8,708
July 30, 2020	August 14, 2020	August 28, 2020	0.05	$11,276
November 3, 2020	November 20, 2020	December 4, 2020	0.05	$11,488

				$39,757

CENTERRA GOLD INC. ANNUAL REPORT 2020	106

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Subsequent to year end, on February 23, 2021, the Board approved a quarterly dividend of Cdn$0.05 per common share, payable on April 6, 2021 to shareholders of record on March 16, 2021.

24. Supplemental disclosure

a. Changes in working capital

	2020	2019
Decrease (increase) in amounts receivable	$46,694	$(35,835)
Decrease (increase) in inventory - ore and metals	56,049	(49,103)
Increase in inventory - supplies	(2,978)	(18,810)
Decrease in prepaid expenses	4,835	1,341
(Decrease) increase in trade creditors and accruals	(5,832)	38,125
Increase (decrease) in revenue-based tax payable	4,330	(210)
(Decrease) increase in other taxes payable	(25,739)	178

Changes in working capital	$77,359	$(64,314)

b. Other adjustments included in cash flow from operations

	2020	2019
Gain on marketable securities	$(6,076)	$(482)
Loss on disposal of equipment	3,163	1,450
Settlement of derivatives	4,484	(378)
Inventory impairment	13,588	8,352
Impairment on miscellaneous properties (note 9)	7,389	—
Income tax expense (recovery)	7,709	(7,071)
Income tax refund (paid)	18,490	(4,090)
Kyrgyz Republic settlement payment	(8,000)	(52,600)

Total other adjustments	$40,747	$(54,819)

CENTERRA GOLD INC. ANNUAL REPORT 2020	107

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c. Changes in liabilities arising from financing activities

	Debt	Lease obligations (a)	Interest payable
Balance at January 1, 2019	$184,266	$25,953	$593
Changes due to:
Additions	302,804	11,119	—
Repayments	(417,987)	(16,962)	—
Amortization of deferred financing costs	924	—	—
Interest expense	—	1,189	5,748
Interest paid	—	—	(7,260)
Other (b)	—	1,340	991

Balance at December 31, 2019	$70,007	$22,639	$72

Changes due to:
Additions	250,000	1,196	—
Repayments	(327,472)	(6,037)	—
Amortization of deferred financing costs	7,465	—	—
Interest expense	—	915	3,613
Interest paid	—	—	(3,685)
Other (b)	—	202	—

Balance at December 31, 2020	$—	$18,915	$—

(a)	Current portion of lease obligations included in other current liabilities (note 8). Long-term portion of lease obligations included in other liabilities (note 10).
(b)	Includes foreign exchange revaluation and amounts reclassed to liabilities held-for-sale (note 5).

25. Commitments and contingencies

Commitments

a. Contracts

As at December 31, 2020, the Company has entered into contracts to purchase capital equipment and operational supplies totalling $55.9 million (Kumtor - $51.4 million, Öksüt - $3.5 million, and Mount Milligan - $1.0 million).

b. Molybdenum purchases

In the normal course of operations, the Company enters into agreements for the purchase of molybdenum. As of December 31, 2020, the Company had commitments to purchase approximately 10.9 million pounds of molybdenum as unroasted molybdenum concentrate primarily priced at the time of purchase at a set discount to the market price for roasted molybdenum concentrate.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

c. Regional Social Fund Contributions

In view of, among other things, the urgent need for regional development in the Kyrgyz Republic, Kumtor Gold Company determined that additional contributions to the previously established Kyrgyz Republic Social Partnership for the Regional Fund were appropriate. Accordingly, it made a further $9 million contribution to the Regional Fund in March 2020 and intends to make further contributions of $2.2 million each quarter the mine operates normally, up to a total of $22.0 million. No subsequent contributions were made since March 2020.

Contingencies

Various legal, tax and environmental matters are outstanding from time to time due to the nature of the Company’s operations. While the final outcome with respect to actions outstanding or pending at December 31, 2020 cannot be predicted with certainty, it is management’s opinion that it is more likely than not that these actions will not result in the outflow of resources to settle the obligation; therefore no amounts have been accrued.

Canada

Mount Milligan Mine

As previously disclosed, in the first quarter of 2020, the Company received a notice of civil claim from H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% production royalty at Mount Milligan. H.R.S. claims that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the production royalty agreement and has therefore underpaid amounts owing to H.R.S. The Company disputes the claim and believes it has correctly calculated the royalty payments in accordance with the agreement. The Company believes that the potential exposure in relation to this claim, over what the Company has accrued, is not material.

26. Related party transactions

a. Kyrgyzaltyn

The sole customer of gold doré from the Kumtor Mine, Kyrgyzaltyn, is a shareholder of the Company and is a state-owned entity of the Kyrgyz Republic. Gold produced by the Kumtor Mine is purchased at the mine site by Kyrgyzaltyn, for processing at its refinery in the Kyrgyz Republic pursuant to the Restated Gold and Silver Sales Agreement (“Sales Agreement”) between Kumtor Gold Company, Kyrgyzaltyn and the Government of the Kyrgyz Republic. Amounts receivable from Kyrgyzaltyn arise from the sale of gold to Kyrgyzaltyn. Kyrgyzaltyn is required to pay for gold delivered within 12 days from the date of shipment. Default interest is accrued on any unpaid balance after the permitted payment period of 12 days. The obligations of Kyrgyzaltyn are partially

CENTERRA GOLD INC. ANNUAL REPORT 2020	109

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

secured by a pledge of 2,850,000 shares of the Company owned by Kyrgyzaltyn. Revenues from the Kumtor Mine are subject to a management fee of $1.00 per ounce based on sales volumes, payable to Kyrgyzaltyn.

The breakdown of the sales transactions and expenses with Kyrgyzaltyn, and the management fees paid and accrued by Kumtor to Kyrgyzaltyn according to the terms of the Sales Agreement are as follows:

	2020	2019
Revenue
Gross gold and silver sales to Kyrgyzaltyn (a)	$995,111	$836,689
Deduct: refinery and financing charges	(6,164)	(5,141)

Net revenue received from Kyrgyzaltyn	$988,947	$831,548

Expenses
Contracting services provided by Kyrgyzaltyn (b)	$658	$1,146
Management fees payable to Kyrgyzaltyn	569	600

Expenses paid to Kyrgyzaltyn	$1,227	$1,746

(a)	As at December 31, 2020, there is no amount receivable (December 31, 2019 - $0.1 million) from Kyrgyzaltyn from gold sales.
(b)	As at December 31, 2020, there is $0.9 million (December 31, 2019 - $1.2 million) payable to Kyrgyzaltyn.

b. Transactions with directors and key management

The Company transacts with key management personnel and directors, who have authority and responsibility to plan, direct and control the activities of the Company, for services rendered in their capacity as directors and employees.

Key management personnel are defined as the executive officers of the Company including the President and Chief Executive Officer, Vice President and Chief Financial Officer, Vice President and Chief Operating Officer, Vice President and General Counsel, Vice President Business Development & Exploration, and Vice President and Chief Human Resources Officer.

During the years ended December 31, 2020 and 2019, remuneration to directors and key management personnel were as follows:

Compensation of directors

	2020	2019
Fees earned and other compensation	$820	$1,259
Share-based compensation	3,011	2,465

Total compensation	$3,831	$3,724

CENTERRA GOLD INC. ANNUAL REPORT 2020	110

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Compensation of key management personnel

	2020	2019
Salaries and benefits	$6,354	$4,311
Share-based compensation	9,264	7,756

Total compensation	$15,618	$12,067

In 2020, the Company incurred an amount of $94 for services rendered by a family member of one of Centerra’s key management personnel. This person was acting as a consultant.

27. Capital management

The Company’s primary objective with respect to its capital management is to provide returns for shareholders by ensuring that it has sufficient cash resources to maintain its ongoing operations, pursue and support growth opportunities, continue the development and exploration of its mineral properties and satisfy debt repayment requirements and other obligations. The Company’s capital structure consists of debt, lease obligations and shareholders’ equity.

The Company manages its capital structure and makes adjustments in light of changes in its economic and operating environment and the risk characteristics of the Company’s assets. For effective capital management, the Company implemented planning, budgeting and forecasting processes to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there is access to sufficient funds to meet its short-term business, operating and financing requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

28. Financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash and short-term investments, amounts receivable (including embedded derivatives), derivative instruments, long-term receivables, tax receivables, accounts payable and accrued liabilities (including amounts due to Royal Gold), debt, and revenue-based taxes payable.

a. Derivative Instruments

The Company uses derivative instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and the diesel fuel prices. As of December 31, 2020, the Company had five counterparties (December 31, 2019 - five) to its derivative positions. The Company’s derivative counterparties are also syndicate members of the Company’s corporate facility, mitigating credit risk, and on an ongoing basis, the Company monitors its derivative position exposures.

CENTERRA GOLD INC. ANNUAL REPORT 2020	111

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Hedges

The derivative instruments outstanding as at December 31, 2020 that are accounted for as hedges are summarized below:

		Average Strike Price			Total
Instrument	Unit	2021	2022	Type	Position (a)
Fuel hedge contracts
Brent Crude Oil zero-cost collars	Barrels	$40/$46	$44/$51	Fixed	176,678
Brent Crude Oil swap contracts	Barrels	$42	$47	Fixed	251,335
ULSD zero-cost collars	Barrels	$53/$59	$54/$64	Fixed	184,470
ULSD swap contracts	Barrels	$55	$59	Fixed	302,505
Foreign exchange contracts
USD/Cdn$ zero cost-collars	Cdn$	$1.33/$1.40	$1.32/$1.38	Fixed	366,800,000
USD/Cdn$ forward contracts	Cdn$	$1.38	$1.32	Fixed	148,000,000
Strategic copper contracts
Copper forward contracts	Pounds	$3.37	N/A	Fixed	59,800,000

(a)	Total amounts expressed in the units identified.

Fuel Hedge Contracts

The Company applies hedge accounting to derivative instruments which hedge a portion of its estimated future diesel fuel purchases at its Kumtor and Mount Milligan operations to manage the risk associated with changes in diesel fuel prices to the cost of operations at the Kumtor and Mount Milligan mines. The fuel hedge contracts are expected to settle by the end of 2022.

Foreign Exchange Contracts

The Company also applies hedge accounting to the foreign exchange contracts it entered into after April 1, 2020 to hedge a portion of its future Canadian denominated expenditures. The foreign exchange contracts are expected to settle by the end of 2022.

Strategic Copper Contracts

In the fourth quarter of 2020, the Company commenced a copper hedging program, entering into forward contracts to secure the copper price for a majority of Mount Milligan’s copper sales until the end of 2021.

CENTERRA GOLD INC. ANNUAL REPORT 2020	112

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The table below includes the effective portion of changes in the fair value of these derivatives recognized in OCI and the amounts reclassed to the Statement of Earnings.

	2020	2019
Effective portion of changes in fair value	$9,915	$363
Reclassified to Statement of Earnings	1,598	(758)

Gain (loss) included in OCI (a)	$11,513	$(395)

(a)	Includes tax of $4.3 million (December 31, 2019 - $nil).

Non-Hedges

All derivative instruments not designated in a hedge relationship are classified as financial instruments at fair value through profit or loss, including the gold and copper forward contracts for gold ounces and copper pounds payable to Royal Gold (the “RGLD deliverables”) and foreign exchange contracts that were entered into before April 1, 2020. Changes in fair value of non-hedge derivatives at each reporting date are included in the Statement of Earnings as non-hedge derivative gains or losses, with the exception of spot and forward contracts associated with the RGLD deliverables, which are included in revenue. As at December 31, 2020, all foreign exchange contracts that were entered into before April 1, 2020 were settled.

For the RGLD deliverables, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including offtakers and traders (“MTM Customers”) within two days of receiving a final payment. If the final payment from a MTM Customer is not received within five months of the provisional payment date, then the Company will deliver an estimated amount of gold ounces and copper warrants based on information that is available from the MTM Customer at that time.

The Company receives payment from MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk that arises when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts pursuant to which it purchases gold and copper at an average price during a quotational period and sells gold and copper at a spot price. These contracts are treated as derivatives, not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

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Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The non-hedge derivative instruments outstanding as at December 31, 2020 are expected to settle by May 2021. The non-hedge derivative instruments outstanding as at December 31, 2020 are summarized as follows:

Instrument	Unit	Average Strike Price	Type	Total Position (a)
RGLD deliverables
Gold forward contracts	Ounces	N/A	Float	17,570
Copper forward contracts	Pounds	N/A	Float	4,200,000

(a)	Total amounts expressed in the units identified.

The following table is a sensitivity analysis of what the fair value gain (loss) would be due to an increase or a decrease of 10% in the price of the derivative instrument:

	Fair value - December	Increase of	Decrease of
	31, 2020	10%	10%
RGLD deliverables	$1,411	$5,311	$(2,863)
Strategic copper contracts	$(9,480)	$(30,009)	$12,611
Fuel hedge contracts	$5,873	$3,445	$(4,286)
Foreign exchange contracts	$20,617	$57,914	$(9,646)

b. Provisionally-priced contracts

Certain gold-copper concentrate sales contracts provide for provisional pricing. These sales contain an embedded derivative related to the provisional pricing mechanism and are marked to market at the end of each reporting period. As at December 31, 2020 the Company’s trade receivables with embedded derivatives had a fair value of $12.4 million (December 31, 2019 - $33.5 million), representing 13.8 million pounds of copper and 25,672 ounces of gold (December 31, 2019 - 13.3 million pounds of copper and 33,161 ounces of gold).

c. Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

Level 1: observable inputs such as quoted prices in active markets;

Level 2: inputs, other than the quoted market prices in active markets, which are observable, either directly and/or indirectly; and

CENTERRA GOLD INC. ANNUAL REPORT 2020	114

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Level 3: unobservable inputs for the asset or liability in which little or no market data exists, which therefore require an entity to develop its own assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period. At December 31, 2020, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The fair values of cash, amounts receivable that are not provisionally priced, restricted cash, and accounts payable and accrued liabilities approximate their carrying amounts due to the short term to maturity of these financial instruments.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Statement of Financial Position at fair value on a recurring basis were categorized as follows:

December 31, 2020

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	—	12,415	—	12,415
Derivative financial instruments	—	28,497	—	28,497

	$—	$40,912	$—	$40,912

Financial liabilities
Derivative financial instruments	$—	$16,494	$—	$16,494
Share-based compensation liability	28,184	—	—	28,184

	$28,184	$16,494	$—	$44,678

CENTERRA GOLD INC. ANNUAL REPORT 2020	115

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

December 31, 2019

	Level 1	Level 2	Level 3	Total fair value
Financial assets
Provisionally-priced receivables	$—	$33,489	$—	$33,489
Derivative financial instruments	—	1,526	—	1,526

	$—	$35,015	$—	$35,015

Financial liabilities
Debt	$70,007	$—	$—	$70,007
Derivative financial instruments	—	183	—	183
Share-based compensation liability	25,965	—	—	25,965

	$95,972	$183	$—	$96,155

Valuation Techniques

Cash and cash equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Provisionally-priced receivables

The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative are classified within Level 2 of the fair value hierarchy.

Derivative financial instruments

The fair value of gold, copper, diesel and currency derivative instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.

Other assets and liabilities (including debt)

The recorded value of restricted cash and short-term investments, amounts receivable, taxes receivable, long-term receivables, accounts payable and accrued liabilities, lease obligation and debt approximate their relative fair values. In accordance with IFRS 9, Langeloth’s receivables are provided for based on lifetime expected credit losses, which are established by considering historical credit loss experience with each customer.

CENTERRA GOLD INC. ANNUAL REPORT 2020	116

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

29. Financial risk exposure and risk management

The Company is exposed in varying degrees to certain financial risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. We manage our financial risks in accordance with our financial risk management policy overseen by the Company’s Audit Committee.

The Company is exposed to the following types of risk and manages them as follows:

a. Currency risk

The Company’s operations are located in various geographic locations, exposing the Company to potential foreign exchange risk in its financial position and cash flows. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the U.S. dollar, including the Canadian dollar, Kyrgyz Som, European Euro and Turkish Lira. The operating results and financial position of the Company are reported in U.S. dollars in the Company’s consolidated financial statements. The fluctuation of the U.S. dollar in relation to other currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets.

The Company utilizes hedging strategies to minimize our exposure to the Canadian dollar. Based on Canadian dollar denominated liabilities as at December 31, 2020 and net of the impact of hedging strategies, a 10% strengthening of the U.S. dollar against the Canadian dollar would have resulted in a $2.2 million gain, while a 10% weakening of the U.S. dollar against the Canadian dollar would have resulted in a $0.5 million loss.

b. Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to risk of changes in cash flows. The Company’s cash and cash equivalents include highly liquid investments that earn interest at market rates. As at December 31, 2020, the majority of the cash and current and non-current restricted cash and short-term investments were comprised of interest-bearing assets. Based on amounts as at December 31, 2020, a 100-basis point change in interest rates would result in a $5.5 million adjustment to interest income (December 31, 2019 - $0.7 million adjustment to interest income). The Company’s policy limits the investment of excess funds to term deposits, certificates of deposits, commercial paper, treasury bills and sovereign notes issued by government or governmental agencies with an “AA-” rating from Standard & Poor (“S&P”) or greater, and banker’s acceptances issued by financial institutions and corporations with an “A-” rating from S&P or greater.

CENTERRA GOLD INC. ANNUAL REPORT 2020	117

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Additionally, no amounts were drawn from the Company’s debt as at December 31, 2020 and as a result, no impact to the changes in interest rates.

c. Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Credit risk arises principally from the Company’s receivables from customers and on cash and cash equivalents and restricted cash.

The Company’s exposure to credit risk, in respect of the Company’s receivables, is influenced mainly by the individual characteristics of each customer. Kyrgyzaltyn is the sole customer of gold doré from the Kumtor mine and is a shareholder of Centerra. Gold-copper concentrate from Mount Milligan is sold to multi-national off-takers through transactions with limited credit risk.

To partially mitigate exposure to potential credit risk related to Kumtor sales, the Company has an agreement in place whereby Kyrgyzaltyn has pledged 2,850,000 Centerra common shares it owns as security against unsettled gold shipments, in the event of default on payment (note 26). Based on movements in Centerra’s share price and the value of individual or unsettled gold shipments over the course of the year, the maximum exposure during the year, reflecting the shortfall in the value of the security as compared to the value of any unsettled shipments, was approximately $70 million (December 31, 2019 - $49.2 million).

The Company manages counterparty risk through maintaining diversification limits for its eligible counterparties. Eligible counterparties are eligible provided they meet the minimum credit rating and profile requirements, including but not limited to market capitalization and experience in capital markets. The Company manages its cash holdings amongst these eligible counterparties based on assigned limits to these groups and evaluates the cash balances on a monthly basis to ensure compliance within these limits.

d. Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company finances its operations through a combination of operating cash flows, short and long-term debt and, from to time, through the issuance of equity. The Company primarily uses funds generated from operating activities to fund operational expenses, sustaining and development capital spending, and interest and principal payments on its loans and borrowings. The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing debt and by monitoring developments in the capital markets.

CENTERRA GOLD INC. ANNUAL REPORT 2020	118

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

As at December 31, 2020, the Company has cash of $545.2 million compared to $42.7 million at December 31, 2019. In addition, the Company has $400 million in undrawn borrowing facilities available at December 31, 2020.

The Company believes its cash on hand, available cash from the Company’s existing credit facilities, and cash flow from the Company’s operations will be sufficient to fund its anticipated operating cash requirements and development expenditures through at least the end of 2021.

A maturity analysis of the Company’s financial liabilities, contractual obligations, other fixed operating and capital commitments, excluding asset retirement obligations, is set out below:

Year ended December 31, 2020

(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$232.7	$232.7	$—	$—	$—
Reclamation trust fund	22.0	6.0	16.0	—	—
Capital equipment	30.3	29.6	0.7	—	—
Operational supplies	25.6	25.6	—	—	—
Undiscounted lease liabilities	20.5	5.4	9.7	5.4	—
Derivative liabilities	11.0	8.2	2.8	—	—

Total contractual obligations	$342.1	$307.5	$29.2	$5.4	$—

Year ended December 31, 2019
(Millions of U.S. Dollars)	Total	Due in <1 Year	Due in 1-3 Years	Due in 4-5 Years	Due after 5 Years
Accounts payable and accrued liabilities	$238.3	$238.3	$—	$—	$—
Debt	77.5	—	—	77.5	—
Reclamation trust fund	28.1	6.0	18.0	4.1	—
Capital equipment	0.4	0.4	—	—	—
Operational supplies	26.6	26.6	—	—	—
Project development	13.6	13.6	—	—	—
Undiscounted lease liabilities	31.7	8.4	19.3	4.0	—
Derivative liabilities	0.2	0.2	—	—	—

Total contractual obligations	$416.4	$293.5	$37.3	$85.6	$—

e. Commodity price risk

The profitability of the Company’s operations and mineral resource properties relates primarily to the market price and outlook of gold and copper. Changes in the price of certain raw materials can also significantly affect the Company’s cash flows.

CENTERRA GOLD INC. ANNUAL REPORT 2020	119

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Gold and copper prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including but not limited to, industrial, residential and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative or hedging activities, macro-economic variables, geopolitical events and certain other factors related specifically to gold (including central bank reserves management).

To the extent that the price of gold and copper increase over time, the fair value of the Company’s mineral assets increase, and cash flows will improve; conversely, declines in the price of gold will reduce the fair value of mineral assets and cash flows. A protracted period of depressed prices could impair the Company’s operations and development opportunities, and significantly erode shareholder value. To the extent there are adverse changes to the price of certain raw materials (e.g. diesel fuel), the Company’s profitability and cash flows may be impacted. The Company enters into hedge contracts to mitigate price risk both for gold and copper price movements on the Royal Gold stream, strategic copper contracts to secure the copper price for a majority of Mount Milligan’s sales not subject to the Royal Gold stream, and fuel hedge contracts to mitigate commodity price risk (see note 28).

Based on amounts as at December 31, 2020 and net of the impact of hedges in place, a 10% movement (both increase and decrease) in gold prices would have an impact of $118 million gain/loss on net earnings. Similarly, a 10% movement (both increase and decrease) in copper prices would have an impact of $18.1 million gain/loss on net earnings.

30. Segmented information

In accordance with IFRS 8, Operating Segments, the Company’s operations are segmented into three mine sites and one business unit. The remaining operating segments, including development projects and Corporate, have been grouped into an “other” category and are not reported on individually.

The three mine sites include the Kumtor Gold Mine, the Mount Milligan Mine and the Öksüt Mine. The business unit consists of the Molybdenum segment, which include the operations of the Langeloth processing facility and care and maintenance activities of the Endako and Thompson Creek mines. The Corporate and other segment includes the head office located in Toronto, the Greenstone Gold Property (ownership in the project was sold in January 2021), the Kemess Project and other international exploration projects.

CENTERRA GOLD INC. ANNUAL REPORT 2020	120

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

The following table reconciles segment operating profit to the consolidated operating profit in the Statements of Earnings:

Year ended December 31, 2020

(Millions of U.S. Dollars)	Kumtor	Öksüt (c)	Mount Milligan	Molybdenum		Corporate and other	Total
Revenue	$981.6	$186.5	$383.6	$137.0		$—	$1,688.7
Cost of sales
Production costs	194.8	35.2	209.4	151.2	(a)	—	590.6
Depreciation	209.5	16.0	73.1	6.7		—	305.3
Standby costs	6.7	—	—	—		—	6.7

Earnings (loss) from mine operations	$570.6	$135.3	$101.1	$(20.9)		$—	$786.1
Revenue-based taxes	138.5	—	—	—		—	138.5
Exploration and development costs	15.9	1.7	7.5	—		22.3	47.4
Corporate administration	—	—	—	—		45.7	45.7
Care and maintenance	—	—	—	12.9		16.2	29.1
Other operating expenses	21.8	0.1	9.7	55.5	(b)	—	87.1

Earnings (loss) from operations	$394.4	$133.5	$83.9	$(89.3)		$(84.2)	$438.3

Additions to property, plant and equipment (note 9)	$258.4	$69.3	$37.2	$6.5		$24.9	$396.3

a)	Includes an inventory impairment charge of $13.6 million related to the Molybdenum business unit for the year ending December 31, 2020 (December 31, 2019 - $8.4 million).
b)

Includes an adjustment to the provision for reclamation of $53.4 million at the closed sites, Thompson Creek Mine and Endako, for the year ending December 31, 2020 (December 31, 2019 - $34.5 million) as a result of a reduction in the risk-free rate assumption.

c)	Includes the period from June 1, 2020 to December 31, 2020. The mine achieved commercial production effective May 31, 2020.

CENTERRA GOLD INC. ANNUAL REPORT 2020	121

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Year ended December 31, 2019

(Millions of U.S. Dollars)	Kumtor	Öksüt	Mount Milligan	Molybdenum	Corporate and other	Total
Revenue	$827.5	$—	$335.0	$212.8	$—	$1,375.3
Cost of sales
Production costs	228.6	—	232.7	215.2	—	676.5
Depreciation	181.3	—	53.3	5.0	—	239.6
Standby costs	9.1	—	—	—	—	9.1

Earnings (loss) from mine operations	$408.5	$—	$49.0	$(7.4)	$—	$450.1
Revenue-based taxes	116.4	—	—	—	—	116.4
Exploration and development costs	11.3	—	4.0	0.1	30.6	46.0
Corporate administration	—	—	—	—	45.3	45.3
Care and maintenance	—	—	—	13.4	15.1	28.5
Impairment (note 19)	—	—	214.4	—	16.1	230.5
Other operating expenses	23.9	—	8.0	37.2 (a)	—	69.1

Earnings (loss) from operations	$256.9	$—	$(177.4)	$(58.1)	$(107.1)	$(85.7)

Additions to property, plant and equipment	$173.3	$89.7	$89.2	$5.4	$27.4	$385.0

(a)	Includes an adjustment to the provision for reclamation of $34.5 million at the closed sites, Thompson Creek Mine and Endako as a result of changes in the risk-free rate assumption.

CENTERRA GOLD INC. ANNUAL REPORT 2020	122

Centerra Gold Inc.

Notes to the Consolidated Financial Statements

For the years ended 2020 and 2019

(Expressed in thousands of United States Dollars, except where otherwise indicated)

Geographical Information

The following table details the Company’s revenue by the location of its customers and information about the Company’s non-current assets by location of the assets.

	Revenue		Non-current assets
	Year ended December 31,		As at December 31,
(Millions of U.S. Dollars)	2020	2019	2020	2019
Kyrgyz Republic	$981.6	$827.5	$611.0	$458.7
South Korea	233.5	181.0	—	—
Turkey	186.5	—	221.7	208.4
Japan	103.6	100.4	—	—
United States	78.6	174.3	81.7	94.8
India	35.4	—	—	—
China	34.4	63.4	—	—
Philippines	17.8	—	—	—
Canada	7.9	2.6	841.0	998.9
Netherlands	5.8	22.9	—	—
Other	3.6	3.2	7.8	8.2

Total	$1,688.7	$1,375.3	$1,763.2	$1,769.0

Customer Information

The following table presents sales to the top individual customers for the years ended December 31, 2020 and 2019. The following four customers represent 78% (2019 - 75%) of the Company’s sales revenue:

Customer	Region	2020	2019
1	Kyrgyz Republic	$981,621	$827,538
2	Turkey	125,870	—
3	Asia - Gold-Copper	125,154	90,504
4	Asia - Gold-Copper	89,810	118,224

		$1,322,455	$1,036,266

CENTERRA GOLD INC. ANNUAL REPORT 2020	123

CORPORATE INFORMATION

DIRECTORS

Michael S. Parrett

Chair

Bruce V. Walter

Vice-Chair

Tengiz Bolturuk

Richard W. Connor

Dushen Kasenov

Maksat Kobonbaev

Jacques Perron

Scott G. Perry

Sheryl K. Pressler

Paul N. Wright

Susan L. Yurkovich

OFFICERS

Scott G. Perry

President and

Chief Executive Officer

Daniel R. Desjardins

Vice President and Chief Operating Officer

Claudia D’Orazio

Vice President and

Chief Human Resources Officer

Darren J. Millman

Vice President and

Chief Financial Officer

Dennis C. Kwong

Vice President,

Business Development and Exploration

Yousef Rehman

Vice President, General Counsel

and Corporate Secretary

1) As of March 16, 2021.

MANAGEMENT[1]

Kevin D’Souza

Vice President, Security,

Sustainability and Environment

Cam Duquette

Vice President, Health and Safety

José Nacif-Drah

Vice President,

Global Information Technology

John W. Pearson

Vice President, Investor Relations

Julie Robertson

Vice President, Finance and Capital Projects

Malcolm Stallman

Vice President, Exploration

Cathy Taylor

Vice President, Risk and Insurance

Mark A. Wilson

President, Base Metals Division

Deon Badenhorst President, Kumtor Gold Company

David A. Bickford

Vice President, Operations, Turkey

Chuck Hennessey

Vice President, Operations, BC

Tom Ondrejko

Vice President, US Molybdenum Operations

Ron Hampton

Project Director, Kemess Mine

Greg Herbert

Site Manager, Endako Mine

Jim Kopp

Site Manager, Thompson Creek Mine

Jason Nonack

Operations Manager, Langeloth Metallurgical Company

TRANSFER AGENT

For information on common

share holdings, lost shares and

address changes, contact:

AST Trust Company (Canada)

P.O. Box 700

Station B

Montreal, QC

Canada H3B 3K3

North America phone

toll free:

1.800.387.0825 or 416.682.3860

Fax: 1.888.249.6189

Email:

inquiries@astfinancial.com

AUDITORS

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario

Canada M5H 2S5

STOCK EXCHANGE

LISTING

Toronto Stock Exchange

Symbol: CG

INVESTOR RELATIONS CONTACT

John W. Pearson

Vice President

Investor Relations

investor@centerragold.com

CORPORATE

HEADQUARTERS

Suite 1500

1 University Avenue

Toronto, Ontario

Canada M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com

DELIVER ON RESULTS	Centerra Gold Inc. Annual Report 2020	Printed in Canada

CENTERRA GOLD INC.

Suite 1500

1 University Avenue

Toronto, Ontario

Canada M5J 2P1

T 416.204.1953

F 416.204.1954

www.centerragold.com